SCPIE Holdings Inc.

2002 ANNUAL REPORT


03056013

DOING WHAT WE DO BEST...







...enables our insureds to do WHAT THEY DO BEST

About This Report

When SCPIE was founded in California in the mid-1970s, the state's medical community was in critical condition due to skyrocketing malpractice insurance rates and a lack of legislative tort reform.

SCPIE was established to provide physicians with broad and affordable medical malpractice coverage, which is exactly what we've done with extraordinary commitment and competence for the past 27 years. Without the security and peace of mind that solid medical malpractice insurance provides, it would be more difficult for physicians to make their immeasurable contribution to society's health and well-being.

We dedicate our 2002 annual report to the excellent relationship we've developed with physicians over the years—a relationship at the heart of our past and future success. At SCPIE, we're extremely proud that by doing what we do best, we enable our approximately 9,000 physician policyholders to do what they do best!

Our Profile

SCPIE Holdings Inc.—a publicly traded company on the New York Stock Exchange (symbol: SKP)—is a leading provider of healthcare liability insurance for physicians, oral and maxillofacial surgeons and other healthcare providers, as well as medical groups and healthcare facilities. Since the company was founded in 1976, it has carved out a significant niche in the insurance industry by providing innovative products and services specifically for the healthcare community.

Our Mission

The purpose of SCPIE is to excel in all our insurance activities, while maintaining the highest level of accountability to our insureds. We achieve this purpose by providing creative and comprehensive services to meet the ever-evolving needs of our insureds. Consistent with attaining this purpose is our dedication to the highest ethical standards in the conduct of insurance operations, while maintaining an environment that will attract professionals who possess a sense of urgency and commitment with outstanding character, ability and creativity.

Financial Highlights

(Dollars in thousands, except per-share and dividend data)

	2002	2001	% CHANGE
Total Revenues	$ 339,234	$ 279,739	21%
Premiums Earned	$ 286,063	$ 235,935	21%
Net Investment Income	$ 32,231	$ 35,895	(10%)
Realized Investment Gains	$ 18,910	$ 5,707	231%
Net Loss	$ (38,382)	$ (57,976)	34%
Basic Loss Per Share of Common Stock	$ (4.12)	$ (6.22)	34%
Cash Dividends	$ 0.40	$ 0.40	—
GAAP Combined Ratio	139.9%	156.5%	11%
Total Investments at Fair Value	$ 709,261	$ 713,925	(1%)
Total Assets	$ 1,063,766	$ 977,646	9%
Total Stockholders' Equity	$ 227,166	$ 259,388	(12%)
Book Value Per Share	$ 24.34	$ 27.85	(13%)



Donald J. Zuk
President & Chief Executive Officer

Mitchell S. Karlan MD
Chairman of the Board

To Our Stockholders...

Since it was founded in the mid-1970s, SCPIE has been a highly successful enterprise for nearly all its history, due to the dedication of our staff and management team.

In 2002, however, we experienced a challenging year. That was largely due to healthcare liability insurance written outside of California (our home state) and Delaware. Losses incurred from this sector in 2002 and previous years mounted beyond our expectations. We are confident that in the future our results will again reflect our long-term track record.

We have taken strong measures to put our company back on course. First, we accelerated our program to eliminate nearly all healthcare liability business—at least for the immediate future—in states other than California. These policies, which were administered by the independent insurance agency organization Brown & Brown, Inc., represented the bulk of our noncore insureds. (Our Delaware policies are not administered by Brown & Brown.)

Over the past two years, we instituted rate increases on the Brown & Brown book of business of more than 90%, added steep surcharges and imposed stringent underwriting restrictions. The overall effect was to reduce this unprofitable business by more than 70%. Since March 2003, we have not renewed any policies administered by Brown & Brown.

To assure the continued strength of our California operations, we applied for a 15.6% average rate increase from the California Department of Insurance (CDI) in 2002—an increase justified by our own internal actuarial research and a study by Tillinghast-Towers Perrin, an independent national actuarial consulting firm.

After the CDI approved the increase, it was challenged by a self-styled consumer group, which requested a public hearing on the issue. Due to a procedural requirement, the CDI then rescinded its approval, pending the outcome of a public hearing. Based on our research, outside studies and the economic environment, we are confident that our requested rate increase will substantially be affirmed.

In 2002, the amount of premium we wrote in relation to our statutory surplus put us out of line with A.M. Best's capital adequacy model, prompting the agency to lower our rating—from A to B++ (Very Good) and then to B+ (also Very Good). Even though the changes did not appear to adversely impact our policyholders' desire to be insured with us, we are committed to regaining a rating in the "A" (Excellent) range.

First and foremost, the entire industry needs to commit to instituting realistic, adequate pricing — in other words, to operating on a firm foundation of genuine underwriting responsibility.

To help accomplish that, we decided to divest our assumed reinsurance segment, thereby reducing our total premiums written and improving our capital adequacy ratios. At the end of 2002, we entered into an agreement with GoshawK Insurance Holdings plc, a London-based insurance and reinsurance underwriting firm. Under terms of the agreement, GoshawK will assume a majority of our reinsurance business for the 2001 and 2002 underwriting years.

Finally, we reduced our workforce by nearly 22% in 2002—admittedly a difficult move, but one that will save us a significant amount in annual compensation costs. As we continue to wind down noncore professional liability business and exit assumed reinsurance, we will undoubtedly see additional opportunities to better align our expense structure with our tightened business focus.

While all the measures we've taken should help SCPIE develop a much-improved financial picture, there is no denying that our 2002 results—though showing substantial improvement over the prior year—were far from what we would have liked.

Total revenues last year reached $339.2 million, compared with $279.7 million in 2001. Earned premium equaled $286.1 million, compared with $235.9 million in the prior year. The earned premium included $163.5 million generated from the company's direct healthcare liability segment, up from $156.4 million in 2001; and $122.5 million from the assumed reinsurance segment, up from $79.5 million in 2001.

In 2002, SCPIE incurred an operating loss—which excludes realized investment gains and losses—of $5.44 per share, compared with an operating loss of $6.61 per share in 2001. Although we sustained a net loss in 2002 of $38.4 million, or $4.12 per share, that was a considerable improvement over our 2001 net loss, which was $58.0 million, or $6.22 per share.

At the end of 2002, our total investment portfolio stood at $709.3 million, down from $713.9 million at year-end 2001. Book value per share at December 31, 2002, including unrealized gains and losses, was $24.34, compared with $27.85 at December 31, 2001.

The strength of SCPIE's balance sheet has been a primary focus of management's attention, especially with regard to surplus-to-premium ratios and our ability to grow within our medmal operations.

TURNING THE INDUSTRY AROUND

SCPIE was not alone in facing challenges in recent years: The entire medical malpractice insurance industry has been troubled. Numerous carriers have gone into bankruptcy or runoff, while others have left specific states in


Total Assets
(in millions)
'02
$1,063.8
'01
$977.6
'00
$854.6


Net Investment Income
(in millions)
'02
$32.2
'01
$35.9
'00
$34.2

droves. In late 2002, the American Medical Association identified at least 12 states that were experiencing a severe medical liability crisis.

The major reason for the industry's current state has been an enormous rise in the severity of claims, with settlements and jury awards skyrocketing. Exacerbating the situation: Patients are much more likely to sue nowadays.

This has resulted in the industry's undertaking a fundamental reevaluation and readjustment, contributing to a hardening market with higher pricing that has enhanced SCPIE's ability to compete.

What about the industry's long-term prospects? There is reason for optimism, although some things need to happen for the situation to significantly improve. First and foremost, the entire industry needs to commit to instituting realistic, adequate pricing—in other words, to operating on a firm foundation of genuine underwriting responsibility.

As a society, we need to examine the culture of litigation we've created. Americans, the most lawsuit-happy people in the world, must understand that they pay a price for skyrocketing medmal judgments. It comes in the form of higher costs for healthcare services and higher health insurance premiums. It is also reflected in the fact that many physicians are giving up the practice of medicine, and others are now unwilling to perform high-risk procedures.

Recent developments in Pennsylvania, West Virginia, New Jersey and several other states point to one conclusion: If effective tort reform is not implemented, every state that lacks such reform will eventually experience a serious medical malpractice insurance crisis. That is why we must enact solid tort reform on the federal level.

Federal tort reform would be optimal because Congress can act much more quickly than 50 individual state legislatures. Also, tort reform on the federal level would be subject to far fewer court challenges than scores of individual state measures. Once federal tort reform is enacted, states will still have the option of improving on the federal legislation.

Until the enactment of federal tort reform, SCPIE will fight to defend California's Medical Injury Compensation Reform Act of 1975 (MICRA), the excellent measure that is already in place.

There is little doubt that trial lawyers will oppose any and all tort reform. Groups such as the one that challenged our 2003 rate increase are likely to oppose it as well. But with the public's awareness of a deepening medmal insurance affordability crisis on the rise, and with an administration on record as supporting federal tort reform legislation, a national measure may now have a good chance of being enacted.

If tort reform does substantially improve the business environment for medical malpractice insurers throughout the country, we will again consider expanding SCPIE's business reach beyond the borders of our home state.

What about SCPIE's long-term prospects? Our management team came through last year's tribulations with a strong vision for the future and an unwavering focus on tackling the challenges ahead. We still have a great deal of work ahead of us, but we'll do everything in our power to succeed. Our insureds and stockholders deserve nothing less.

Mitchell S. Karlan MD
Chairman of the Board

Donald J. Zuk
President & Chief Executive Officer


Total Revenues
(in millions)
'02
$339.2
'01
$279.7
'00
$212.3


Premiums Earned
(in millions)
'02
$286.1
'01
$235.9
'00
$176.5

Dedicated to Doing What We Do Best

Since we began operations 27 years ago, SCPIE has built a reputation as a service-driven, hard-working and efficient provider of professional liability insurance for the healthcare industry. Our formula for success hasn't changed in nearly three decades: Offer high-quality products backed up by top-notch customer service. It's a formula that has worked well for us and thousands of our longtime insureds.

Our company was founded by physicians, and we've always felt honored to be associated with this noble profession. Our constant goal has been to take care of the business of professional liability insurance so that our insureds can focus on their priority—patient care. We provide our insureds with the peace of mind to practice medicine...it's what we do best.

WORKING HARD AND EMERGING STRONGER

During 2002, we worked hard to strengthen our balance sheet. As the result of a number of aggressive actions, coupled with a hardening insurance market and our unwavering commitment to operational excellence, many of SCPIE's key financial indicators improved by the end of 2002. We are confident that this improvement will continue.

Recent major initiatives have included shedding unprofitable business, improving our capital adequacy ratios, reducing staff, seeking to write and renew profitable business, and further tightening our underwriting guidelines.

Toward these ends, we have taken several steps:

- We negotiated a strategic transaction to cede substantially all of SCPIE's future assumed reinsurance business, an action that should improve the company's capital adequacy ratios and limit our exposures to future assumed reinsurance losses.
- We continued to nonrenew unprofitable professional liability insurance policies outside of our core market of California and Delaware.
- We reduced our workforce by nearly 22%, thereby decreasing overhead expenses and better reflecting the number of personnel necessary for our smaller, tighter book of business. Further, we made other administrative cost-cutting measures such as closing two branch offices.

Aggressive claims handling...




...PROTECTS insureds' medical
reputations

We take a higher-than-average percentage of cases to trial— proof we're willing to stand up for our policyholders. We don't settle frivolous lawsuits simply to be rid of them, or settle cases without the insured's written consent. In short, our policyholders can practice medicine with confidence, even in today's highly litigious environment.



EFFECTIVE risk mana

Through our dedicated risk managers, we strive to keep policyholders free from claims in the first place. Services include a 24-hour toll-free hotline, customized education programs, risk evaluation of medical practices, and a wide variety of loss prevention tools. By helping insureds better manage their liability risk, we enable them to spend more time in examination rooms and less time in courtrooms.

- We retooled our underwriting standards and pricing guidelines, making them even more stringent.

Although these initiatives consumed a considerable amount of staff time and energy during the past year, we did not allow the day-to-day aspects of our business operations to suffer. In fact, we are pleased to report that the year 2002 was marked by a number of significant achievements in many areas. What follows is a summary of these highlights.

OUR FUNDAMENTAL STRENGTH: SERVICE TO INSUREDS

Responsive service has been a SCPIE hallmark since we wrote our first insurance policy more than a quarter-century ago. When insureds think of SCPIE, they think of attentive, personal service. They know that when they need us, we are there—whether they're asking a question about their policy, reporting a claim, requesting a coverage change, calling our 24-hour Risk Management Hotline or reading about the latest industry trend on our website (www.scpie.com).

How effective has SCPIE's personal, responsive service been? SCPIE is proud to cite this figure: Between year-end 2001 and year-end 2002, we retained 92% of the policies for solo physicians and medical groups in our core market.

We worked hard in 2002 to make our service even better than ever.

One exciting new project that has enhanced our service is the Account Online Access System. Through this innovative computer program, our large medical group insureds can log on to our designated, secure site on the Internet and obtain, in real time, detailed information about their group's profile. Posted for viewing is an enormous amount of useful data, such as how much premium they've paid, what their losses have been and what the status of a claim is. Besides offering up-to-date information about their account, the system also helps educate insureds about insurance premium calculations and how rate-making works.

In addition, SCPIE's Risk Management Department helped develop the company's second continuing medical education home-study course, "Preventing Malpractice Claims: Essential Knowledge." By completing this risk management tool, physicians can receive up to three Category I CME credits, which can be counted toward their relicensure.

Through our new online application form, physicians and oral/maxillofacial surgeons can now request professional liability insurance through their computer, thereby expediting the application process. After logging on to the SCPIE website, potential insureds can fill out the application online and submit it electronically, or print out the application and submit it by mail.

SCPIE's Claims Department, which has earned a well-deserved reputation for its superior claims handling,

...reduces professional liability exposure



continued to achieve excellent results in 2002. Due to our proactive approach to case management, we obtained defense verdicts in 77% of the physician cases that went to trial. Further, of all the claims reported by insureds, 74% were dismissed without indemnity payment.

We reduced overhead expenses during the past year by closing the Sacramento, California, and Tampa, Florida, claims branch offices and by strengthening our defense attorney guidelines, which helps us keep a tighter control on defense costs. Moreover, we reorganized the department to maximize service to insureds. For example, we streamlined our processes so that fewer staff are involved in case management. At the same time, we made certain that our caseload per adjuster remains well within the standard recommended by the California Department of Insurance. This guarantees case continuity and allows us to maintain our high-quality claims service.

TECHNOLOGY: THE KEY TO ENHANCED EFFICIENCY

With a leaner, tighter staff in 2002, the need for increased efficiency was greater than ever. Cross-training of job responsibilities in all departments was important to refining work flow, and the use of new computer programs and technology enabled SCPIE to maximize our resources.

For instance, we increased the level of automated correspondence in our Claims and Underwriting departments, two areas that send out a considerable quantity of letters. Enhancements to computerized letter templates now enable them to "remember" more data and automatically fill in the proper information in the appropriate places. Less keystroking by staff equates to time savings and a reduced chance of data-input errors.

Another exciting technology enhancement is the Management Report System, which provides us with an overview of the company's book of business and detailed information on select categories. Because SCPIE offers many different insurance products for several different audiences, it was crucial that we be able to monitor the status of our business in terms of premiums, losses, claims and other key indicators. By providing exhaustive information on macro and micro levels, the Management Report System allows for quick at-a-glance analysis and facilitates long-term strategic planning.

In 2001, SCPIE introduced its Account Profit Management Program to more closely monitor insured medical groups. Since then, the program has continued to evolve, so that it now provides even more sophisticated monitoring, as well as trending information. By building intelligence into the system, it can use information databases—such as actual underwriting experience and financial performance—to make projections into the future. By running the program against predetermined profitability models, it enables the company to make

Responsive personal service...





...FREES insureds from coverage concerns

When policyholders call us on the phone, they're immediately greeted by a live person—not by a lengthy, annoying menu of options. Solo insureds can speak with their personal Client Services Representative, and members of medical groups can turn to a dedicated Account Manager or Account Executive. By responding promptly and accurately, we keep simple questions from ballooning into large question marks.





PROACTIVE ...nications...

We keep insureds informed about the latest developments affecting them. *Medigram*, a quarterly newsletter, explains important changes in government regulations, follows emerging trends in medmal lawsuits and offers useful practice management tips. Our information-packed website (www.scpie.com) is available 24 hours a day, seven days a week. Knowledge is power—and we do everything possible to empower our policyholders.

better-informed decisions, including whether to accept a new applicant or nonrenew a current insured.

This past year, we placed electronic versions of our newsletters (including *Medigram* and *Safe Practice*) on our website. We also offered insureds the option to receive their newsletters electronically. Electronic newsletters enable insureds to receive their news faster, yet still in a graphically appealing format—plus SCPIE saves on postage and paper costs.

OPPORTUNITIES FOR GROWTH

During 2002, SCPIE received approval from the California Department of Insurance to modify its nonstandard programs for solo physicians and medical groups. The nonstandard programs were created for insureds who do not qualify for the company's standard programs due to the nature of their practice, unfavorable claims history, medical board actions, etc.

Our revised nonstandard programs open up more business opportunities for the company and allow us to retain more insureds who no longer qualify for the standard programs. The modified pricing structure allows us to more accurately calculate necessary premium and expand the scope of our physician-insured market.

Another growth opportunity presented itself in 2002, as the healthcare environment has shifted increasingly to the use of physician extenders. Recognizing that practice patterns have changed and that a greater number of our insureds are turning to nurse practitioners to assist in their practices, we developed a new pricing structure to cover the cost of the additional liability exposure generated.

One of our major initiatives in 2002 was to further tighten our underwriting guidelines and reprice certain segments of our business. Toward this goal, we reevaluated the premium we charge our larger medical groups. This expanded loss-rating process more accurately reflects the loss history and liability exposure of the individual group.

□ □ □

Based on all of our accomplishments in 2002 and the initiatives we have launched, we are excited about what we have set in motion and fully expect to see improved fiscal performance in the years ahead. We are committed to the success of SCPIE as a business with strong shareholder value—and as a business crucial to the healthcare of our communities.

On any given day, you will find SCPIE physicians engrossed in their practices, whether they be performing surgery, reading X-rays, performing an obstetrical ultrasound or monitoring a newborn. We are proud to provide our insureds with the peace of mind to care for their patients, knowing that they hold a comprehensive professional liability insurance policy with a well-established, reputable and service-driven company.

Providing peace of mind...it's what we've done best in the past and what we'll do even better in the future. ■

...educate insureds on vital issues



Operational Overview—2002

EXECUTIVE

- ▷ Negotiated a strategic transaction to cede substantially all assumed reinsurance business, a move designed to improve the company's capital adequacy ratios and limit exposure to future assumed reinsurance business.
- ▷ Reduced the company workforce by nearly 22% and consolidated space, thereby decreasing overhead expenses.
- ▷ Paid a regular quarterly cash dividend of $.10 per share to stockholders for each quarter in 2002.

ACTUARIAL / OPERATIONS

- ▷ Subsidiary American Healthcare Specialty Insurance Company received approval from Delaware to be an excess and surplus lines insurer.
- ▷ In various states, filed rates and forms for policy enhancements.

MARKETING

- ▷ Retained 92% of the policies for solo physicians and medical groups in our core market.
- ▷ Together with the MIS Department, launched the Account Online Access System so medical groups can review their claims status and other important information.
- ▷ Expanded our marketing program with sponsoring medical associations/societies, including creating new-business incentive plans.

UNDERWRITING

- ▷ Modified our nonstandard physician programs in California, thereby expanding the company's ability to write new business for solo physicians and medical groups in this category.
- ▷ Consolidated the department's various units and conducted staff cross-training to enhance work flow efficiency.
- ▷ Launched a study to determine if certain insureds' practice situations had changed, which helps ascertain if they have adequate insurance coverage.
- ▷ Instituted a price structure for nurse practitioners to cover the cost of the additional liability exposure generated by this healthcare provider.

RISK MANAGEMENT

- ▷ Developed the company's second continuing medical education home-study course: "Preventing Malpractice Claims: Essential Knowledge."
- ▷ Shifted focus from on-site surveys by risk managers to self-evaluation surveys that enable insureds to determine their own practice's risk exposures. The goal of this transition is to foster more risk management interactivity with a greater number of policyholders.
- ▷ Conducted numerous educational seminars, many focused on emerging technology and compliance with new government regulations.

CLAIMS

- ▷ Due to a proactive approach to claims management, obtained defense verdicts in 77% of the physician cases that went to trial.
- ▷ Of all claims cases reported, 74% were dismissed without indemnity payment.
- ▷ Closed Sacramento, California, and Tampa, Florida, branch offices, reducing overhead expenses.
- ▷ Revamped staff responsibilities to enhance claims-handling continuity.
- ▷ Strengthened attorney guidelines to keep a tighter control on defense expenses.

POLICYHOLDER SERVICES

- ▷ Introduced the *Express Pay* automatic debit program for physicians in solo and small-group practice. This program minimizes administrative tasks for the insured while providing cost savings for the company.
- ▷ Developed a customer satisfaction program, which includes the department's first service questionnaire designed to gauge insureds' satisfaction with their Client Services Representatives.

MIS

- ▷ Increased level of automated correspondence in the Claims and Underwriting departments, maximizing the effectiveness of document production and improving efficiency.
- ▷ Created the Management Report System, which provides an overview of the company's book of business and detailed information on select products.
- ▷ Improved the Broker Commission System to provide enhanced tracking of commission payments.

HUMAN RESOURCES

- ▷ Presented "Disaster Response & Recovery Program" to educate staff on the proper actions to take in the event of a disaster.
- ▷ Provided employee training programs on a variety of topics, adding up to more than 200 hours of classroom time.
- ▷ Fostered professional designation and new licensing education programs.

COMMUNICATIONS

- ▷ Created an Online Applications section on the company website (www.scpie.com) that expedites the application process for potential insureds.
- ▷ Began offering electronic versions of company newsletters, thereby saving paper and postage costs.
- ▷ Spearheaded the company's opposition campaign to Senate Bill 1950—a bill that required the Medical Board of California to disclose to the public confidential settlements that have been entered into between malpractice plaintiffs and defendant physicians.
- ▷ For the first time, produced the Annual Report in-house, which minimized consultant fees.

Board of Directors

Mitchell S. Karlan MD
Chairman
SCPIE Holdings Inc.
General Surgeon

Donald J. Zuk
President & Chief Executive Officer
SCPIE Holdings Inc.

Willis T. King Jr.
Consultant

Louis H. Masotti PhD
President
Louis H. Masotti, Ltd.

Jack E. McCleary MD
Dermatologist

Charles B. McElwee MD
Orthopedic Surgeon

Wendell L. Moseley MD
Family Practitioner

Donald P. Newell
Senior Vice President & General Counsel
SCPIE Holdings Inc.

Harriet M. Opfell MD
Pediatrician

William A. Renert MD
Radiologist

Henry L. Stoutz MD
Urologist

Reinhold A. Ullrich MD
Obstetrician/Gynecologist

Ronald H. Wender MD
Anesthesiologist

Committees

EXECUTIVE COMMITTEE

Mitchell S. Karlan MD, *Chairman*
Jack E. McCleary MD
Wendell L. Moseley MD
Donald J. Zuk

COMPENSATION COMMITTEE

Mitchell S. Karlan MD, *Chairman*
Willis T. King Jr.
Wendell L. Moseley MD

AUDIT COMMITTEE

Ronald H. Wender MD, *Chairman*
Willis T. King Jr.
Jack E. McCleary MD
William A. Renert MD

STOCK OPTION AND INCENTIVE BONUS COMMITTEE

Harriet M. Opfell MD
Henry L. Stoutz MD

Corporate Officers

Donald J. Zuk
President & Chief Executive Officer

Ronald L. Goldberg
Senior Vice President

Patrick S. Grant
Senior Vice President

Joseph P. Henkes
Senior Vice President

Edward G. Marley
Vice President &
Chief Accounting Officer

Margaret A. McComb
Senior Vice President

Donald P. Newell
Senior Vice President &
General Counsel

Timothy C. Rivers
Senior Vice President

Robert B. Tschudy
Senior Vice President &
Chief Financial Officer

Safe Harbor

In addition to historical information, this Annual Report contains forward-looking statements that are based upon the company's estimates and expectations concerning future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Actuarial estimates of losses and loss expenses and expectations concerning the company's ability to retain current insureds at profitable levels, successful completion of the reinsurance divestiture plan, obtaining necessary rate change regulatory approvals, and expansion of its health-care liability insurance business in its principal market are dependent upon a variety of factors, including future economic, competitive, regulatory and market conditions, frequency and severity of catastrophic events, future legislative and regulatory changes, uncertainties of success and potential delays in contested rate approval proceedings, the level of ratings from recognized rating services, the inherent uncertainty of loss and loss expense estimates, and the cyclical nature of the property and casualty industry, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the company. In light of the significant uncertainties inherent in the forward-looking information herein, the inclusion of such information should not be regarded as representation by the company or any other person that the company's objectives or plans will be realized.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

Commission File No. 1-12449

SCPIE HOLDINGS INC.

(Exact name of registrant as specified in its charter)

DELAWARE	95-4557980
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1888 Century Park East, Los Angeles, California	90067
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (310) 551-5900

Securities registered pursuant To Section 12(b) of the Act:	Name of Exchange on which registered:
Preferred Stock, par value $1.00 per share	New York Stock Exchange
Common Stock, par value $0.0001 per share	New York Stock Exchange
(Title of Class)	

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (ss. 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of the Registrant's voting stock held by non-affiliates of the Registrant at June 28, 2002, was $56,700,353 (based upon the closing sales price of such date, as reported by *The Wall Street Journal*).

The number of shares of the registrant's Common Stock outstanding as of March 18, 2003, was 9,833,807.

DOCUMENTS INCORPORATED BY REFERENCE

Proxy statement for the Annual Meeting of Stockholders of Registrant to be held on May 15, 2003 (only portions of which are incorporated by reference).

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

ITEM 1. BUSINESS

GENERAL

SCPIE Holdings Inc. (the Company or SCPIE Holdings) is a holding company owning subsidiaries engaged in providing insurance and reinsurance products. The Company is primarily a provider of medical malpractice insurance and related liability insurance products to physicians, healthcare facilities and others engaged in the healthcare industry. Since August 1999, the Company has also been actively engaged in the assumed reinsurance business. Reinsurance treaties have principally included professional and automobile liability coverages, commercial and residential property risks, accident and health and workers' compensation coverages, and a broad spread of marine insurance.

The Company conducts its insurance business through three insurance company subsidiaries. The largest, SCPIE Indemnity Company (SCPIE Indemnity), a wholly owned subsidiary of SCPIE Holdings, is licensed to conduct direct insurance business only in California, its state of domicile. American Healthcare Indemnity Company (AHI), domiciled in Delaware, is licensed to transact insurance in 47 states and the District of Columbia. American Healthcare Specialty Insurance Company (AHSIC), domiciled in Arkansas, is eligible to write policies as an excess and surplus lines insurer in 34 states and the District of Columbia. AHI and AHSIC are wholly owned subsidiaries of SCPIE Indemnity. All three companies generally have the right to participate in domestic and international reinsurance treaties. The Company also has an insurance agency subsidiary, SCPIE Insurance Services, Inc., two subsidiary corporations providing management services, a corporate reinsurance intermediary and a corporate member of Lloyd's of London (Lloyd's), SCPIE Underwriting Limited, which commenced operations in January 2001 as a member of two Lloyd's underwriting syndicates.

The Company was founded in 1976 as Southern California Physicians Insurance Exchange (the Exchange), a California reciprocal insurance company, and for the next 20 years conducted its operations as a large policyholder-owned California medical malpractice insurance company. SCPIE Holdings was organized in Delaware in 1996 and acquired the business of the Exchange and the three insurance company subsidiaries in a reorganization that was consummated on January 29, 1997. The policyholders of the Exchange became the stockholders of SCPIE Holdings in the reorganization, and SCPIE Holdings concurrently sold additional shares of common stock in a public offering. The common stock of SCPIE Holdings is listed on the New York Stock Exchange under the trading symbol "SKP."

Primarily due to significant losses on medical malpractice insurance outside of the state of California and assumed reinsurance business losses arising out of the September 11, 2001, World Trade Center terrorist attack, the Company incurred significant losses in fiscal years 2001 and 2002. The resulting reductions in surplus and corresponding decrease in capital adequacy ratios under both the A.M. Best Company (A.M. Best) and National Association of Insurance Commissioners (NAIC) capital adequacy models has required the Company to take actions to improve its long-term capital adequacy position. The primary actions taken by the Company were to begin a withdrawal from all healthcare liability insurance markets outside of California and Delaware and to enter into a 100% quota share reinsurance agreement in December 2002 to retrocede to another insurer the majority of reinsurance business written in 2002 and 2001. See "Information about Segments."

For purposes of this Annual Report on Form 10-K, the "Company" refers to SCPIE Holdings and its subsidiaries. The term "Insurance Subsidiaries" refers to SCPIE Indemnity, AHI and AHSIC.

The Company's website address is www.scpie.com. The Company makes available free of charge through its website the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material has been electronically filed with or furnished to the Securities and Exchange Commission.

INFORMATION ABOUT SEGMENTS

The Company's insurance business is organized into two reportable business segments: direct healthcare liability insurance and assumed reinsurance operations. In direct (or primary) insurance activities, the insurer assumes the risk of loss from persons or organizations that are directly subject to the risks. Such risks may relate to liability (or casualty), property, life, accident, health, financial or other perils that may arise from an insurable event. In reinsurance activities, the reinsurer assumes defined portions of similar or dissimilar risks that primary insurers or other reinsurers have assumed in their own insuring activities.

Direct healthcare liability insurance represents professional liability insurance for physicians, oral and maxillofacial surgeons, hospitals and other healthcare providers. Assumed reinsurance represents the book of assumed worldwide reinsurance of professional, commercial and personal liability coverages, commercial and residential property risks, accident and health coverages, workers' compensation coverages and marine coverages. Other includes items not directly related to the operating segments such as net investment income, realized investment gains and losses, and other revenue.

The following tables set forth information concerning the Company's revenues, operating income and identifiable assets attributable to each of its business segments for the years ended December 31, 2002, and 2001.

YEAR ENDED DECEMBER 31, 2002	DIRECT HEALTHCARE LIABILITY INSURANCE	ASSUMED REINSURANCE	OTHER	TOTAL
	(In Thousands)			
Premiums written	$138,901	$112,849		$ 251,750
Premiums earned	$163,519	$122,544		$ 286,063
Net investment income	—	—	$ 32,231	32,231
Realized investment gains	—	—	18,910	18,910
Equity earnings from affiliates	—	—	750	750
Other revenue	—	—	1,280	1,280
Total revenues	163,519	122,544	53,171	339,234
Losses and loss adjustment expenses	197,456	123,060	—	320,516
Other operating expenses	32,398	47,278	—	79,676
Interest expense	—	—	66	66
Total expenses	229,854	170,338	66	400,258
Segment Income (loss) before federal income tax	$ (66,335)	$ (47,794)	$ 53,105	$ (61,024)
Combined ratio	140.6%	139.0%		139.9%
Segment assets	$105,689	$171,439	$786,638	$1,063,766

YEAR ENDED DECEMBER 31, 2001	DIRECT HEALTHCARE LIABILITY INSURANCE	ASSUMED REINSURANCE	OTHER	TOTAL
		(In Thousands)		
Premiums written	$ 168,600	$112,207		$280,807
Premiums earned	$ 156,442	$ 79,493		$235,935
Net investment income	—	—	$ 35,895	35,895
Realized investment gains	—	—	5,707	5,707
Equity earnings from affiliates	—	—	1,327	1,327
Other revenue	—	—	875	875
Total revenues	156,442	79,493	43,804	279,739
Losses and loss adjustment expenses	220,311	84,162	—	304,473
Other operating expenses	45,820	18,912	—	64,732
Interest expense	—	—	1,416	1,416
Total expenses	266,131	103,074	1,416	370,621
Segment income (loss) before federal income tax	$(109,689)	$ (23,581)	$ 42,388	$ (90,882)
Combined ratio	170.1%	129.7%		156.5%
Segment assets	$ 123,003	$ 58,200	$796,443	$977,646

The Company incurred significant losses in both segments during 2002 and 2001.

The losses in the direct healthcare liability insurance segment were primarily attributable to adverse experience incurred by the Company under policies issued to physicians and medical groups in states outside California. Adverse experience included both losses incurred under policies issued and renewed during 2002 and 2001 and increases in loss reserves for policies issued in prior years. The Company instituted a number of premium rate increases and stricter underwriting standards during 2002 and 2001 in an attempt to improve results. The Company and Brown & Brown, Inc. (Brown & Brown), an independent insurance agency for the principal non-California programs, agreed in early 2002 to terminate the Company's participation in these programs as of March 6, 2003. The Company continued to apply very strict underwriting requirements through termination and has the full advantage of the rate increases on policies issued and renewed under these programs. The application of stricter underwriting standards during 2002 resulted in the decrease in premiums written in this segment. See "Direct Healthcare Liability Insurance Segment" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The losses and loss adjustment expenses incurred during 2002 and 2001 in the assumed reinsurance segment include approximately $15.4 million and $19.6 million of net losses incurred as a result of the September 11, 2001, terrorist attack on the World Trade Center, Pentagon and certain airlines. These losses arose principally under various property, general liability, accident and health and workers' compensation reinsurance treaties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

On February 21, 2002, A.M. Best, the leading rating organization for the insurance industry, downgraded the financial strength rating of the Company's insurance company subsidiaries to B++ (Very Good) from A (Excellent). A.M. Best further downgraded the rating for the Company's insurance subsidiaries from B++ to B+ (Very Good) on October 7, 2002. The primary reasons for the downgrades were the effect the losses for 2001 and 2002 had on the capitalization of the Company in relation to premiums written during 2001 and 2002 and the Company's unsuccessful attempts to raise capital or enter into a significant reinsurance transaction by September 30, 2002. These downgrades could have a material adverse effect on the ability of the Company to maintain its volume of premiums written and earned. See "Risk Factors—Importance of A.M. Best Rating."

On August 8, 2002, the Company announced an initiative to divest its assumed reinsurance business in order to reallocate capital to its core physician business, reduce its premium to surplus leverage ratios and improve its overall capital adequacy ratios. The Company engaged in continuing discussions regarding this initiative into the fourth quarter of 2002. In December 2002, the Company entered into a quota share reinsurance transaction with a subsidiary of GoshawK Insurance Holdings plc, a publicly held London-based insurer and reinsurer (GoshawK), under which the Company ceded almost all of its unearned assumed reinsurance premiums as of June 30, 2002, together with written reinsurance premiums after that date, in each case related to the assumed reinsurance business for the 2001 and 2002 underwriting years. The effect of this transaction was to retrocede to GoshawK $129.3 million of premiums in 2002 and an estimated $63 million to be written in subsequent periods. Charges and fees associated with this reinsurance agreement added $36.9 million to the segment underwriting loss in 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations"; "Business—Assumed Reinsurance" and "Note 4 to Consolidated Financial Statements." The Company retained certain losses related to the assumed reinsurance business, including those related to the World Trade Center, and the Company will continue to participate in one Lloyd's syndicate for the 2003 underwriting year. Other than estimated premiums of $23 million from this syndicate, the Company will have no significant premiums written or earned from assumed reinsurance after December 31, 2002.

DIRECT HEALTHCARE LIABILITY INSURANCE SEGMENT

Overview and Developments During 2002—The Company has been a leading provider of medical malpractice insurance in California for many years. Medical malpractice insurance, or medical professional liability insurance, insures the physician, dentist, hospital or other healthcare provider or facility against liabilities arising from the rendering of, or failure to render, professional medical services. The Company's share of the medical malpractice premiums written in California in 2001 (latest data available) was approximately 18% and the Company was the second largest writer in the state. During 2002, the Company had premiums earned under policies issued to California insureds of approximately $101.3 million, or 62.0% of the total premiums earned in the direct healthcare liability insurance segment. This percentage is expected to increase in 2003 as the Company withdraws from other states.

Expansion into Other Markets—In 1996, the Company undertook an expansion plan that included products which offered comprehensive hospital and related liability coverages for large healthcare systems. From 1997 through 1999, the Company added more than 75 hospitals to its program. These policies were written through national and regional brokers and covered facilities in four states, in addition to California.

At approximately the same time, the Company undertook a major geographic expansion in the physician and small medical group market through an arrangement with Brown & Brown, one of the nation's top independent insurance agency organizations. This arrangement commenced January 1, 1998, and eventually encompassed nine states, the largest in terms of premium volume being Connecticut, Florida and Georgia. During 2000, the Company entered into a separate arrangement with Brown & Brown covering the California and Texas portion of a dental liability program developed by Brown & Brown. The Company also reinsured the entire risk of policies issued nationally by another insurer to oral and maxillofacial surgeons marketed by Brown & Brown.

The Company also expanded its operations inside and outside of California during the past few years through sales of professional liability policies to physicians who do not meet the normal underwriting criteria of the Company. These non-standard policies were issued in a number of states through brokers at higher premiums.

In 2001, the Company undertook the insurance of physicians in Delaware through a single Delaware broker. At December 31, 2002, the Company insured 166 policies under this program.

The Company has also developed and marketed ancillary liability insurance products for the healthcare industry including directors and officers liability insurance for healthcare entities, errors and omissions coverage for managed care organizations and billing errors and omissions coverage for the medical profession. These represent a small part of the Company's business.

Discontinuance of Non-Core Business

Hospital Programs—The Company encountered intense price competition in its large hospital and other healthcare facility writings. During 2000, the Company incurred material adverse loss experience under many of these policies, including policies issued to hospitals that subsequently had left the Company for lower rates offered by other insurers. As a result, the Company declined to renew a number of its hospital policies or offered renewal only at substantially increased premium rates. At the beginning of 2001, the Company insured only 15 hospitals. The number was reduced to 10 hospitals insured as of December 31, 2001, and the last hospital policy expired in December 2002. The Company did not incur material losses in its hospital program during 2002.

Physician Programs Outside of California and Delaware—In 2001 and 2002, the Company derived approximately 29% and 30% of its healthcare liability earned premium volume, respectively, from policies issued outside the states of California and Delaware (principally under the Brown & Brown and nonstandard physician programs). In 2001, the Company recognized that these programs were severely underpriced and implemented significant rate increases, averaging approximately 40% and 30% in 2001 and 2002, respectively, in its principal non-California markets, and immediately instituted more stringent underwriting and pricing guidelines. Despite the significant price increases and more stringent underwriting guidelines, the non-California and non-Delaware programs produced significant underwriting losses.

The Company and Brown & Brown agreed in March 2002 to terminate both the physician and dental programs no later than March 6, 2003. During 2002, the Company continued to issue and renew those policies under the Brown & Brown programs that satisfied the stringent underwriting standards now in place. As of December 31, 2001, 2,997 policies were in force related to the Brown & Brown program. That number was reduced to 813 policies as of December 31, 2002. The Company applied these same standards to the nonstandard physician policies renewed outside California. The Company is issuing no new nonstandard physician policies outside California. During 2001 and 2002, the Company had net premiums earned under the Non-Core Healthcare Liability programs of $49.9 million and $47.4 million, respectively.

The non-core business produced underwriting losses of $82.5 million and $53.8 million in 2001 and 2002, respectively. During 2003, the Company will concentrate its efforts on maintaining its core physician and medical group business in California and Delaware. The Company does not expect to initiate any significant new programs outside California during 2003.

Products

The Company underwrites professional and related liability policy coverages for physicians (including oral and maxillofacial surgeons), physician medical groups and clinics, hospitals, dentists, managed care organizations and other providers in the healthcare industry. As a result of the Company's withdrawal from certain segments of the healthcare insurance industry, the premiums earned are split between core and non-core premium. Core premium represents California and Delaware business excluding the Brown & Brown dental program and hospital business. Non-core premiums represent other state business, all hospital liability and all premiums related to the Brown & Brown programs. The following table summarizes the premiums earned by product in the Company's core and non-core businesses for the periods indicated:

FOR THE YEARS ENDED DECEMBER 31,	2002	2001	2000
	(In Thousands)		
Core Business:			
Physician and medical group professional liability	$107,090	$ 98,240	$ 92,854
Healthcare provider and facility liability	6,393	6,206	840
Ancillary liability products	2,056	1,565	1,418
Other	587	536	646
Total core business	116,126	106,547	95,758
Non-Core Business:			
Physician and medical group and dental professional liability	$ 41,946	$ 43,177	$ 37,529
Hospital liability	3,210	4,875	10,787
Healthcare provider and facility liability	1,398	1,078	5,196
Ancillary liability products	815	730	128
Other	24	35	6
Total Non-core business	47,393	49,895	53,646
Total Premiums Earned	$163,519	$156,442	$149,404

Physician and Medical Group Liability—The professional liability insurance for sole practitioners and for medical groups provides protection against the legal liability of the insureds for such things as injury caused by, or as a result of, the performance of patient treatment, failure to treat and failure to diagnose a patient. The Company offers separate policy forms for physicians who are sole practitioners and for those who practice as part of a medical group or clinic. The policy issued to sole practitioners includes coverage for professional liability that arises in the medical practice and also for certain other "premises" liabilities that may arise in the non-professional operations of the medical practice, such as slip-and-fall accidents, and a limited defense reimbursement benefit for proceedings instituted by state licensing boards and other governmental entities.

The policy issued to medical groups and their physician members includes not only professional liability coverage and defense reimbursement benefits, but also substantially more comprehensive coverages for commercial general liability and employee benefit program liability and also provides a small medical payment benefit to injured persons. The business liability coverage included in the medical group policy includes coverage for certain employment-related liabilities and for pollution, which are normally excluded under a standard commercial general liability form. The Company also offers, as part of its standard policy forms for both sole and group practitioners, optional excess personal liability coverage for the insured physicians. Excess personal liability insurance provides coverage to the physician for personal liabilities in excess of amounts covered under the physician's homeowner's and automobile policies. The Company has developed nonstandard programs that may exclude business liability coverages for certain physicians.

The professional liability coverages are issued primarily on a "claims-made and reported" basis. Coverage is provided for claims reported to the Company during the policy period arising from incidents that occurred at any time the insured was covered by the policy. The Company also offers "tail coverage" for claims reported after the expiration of the policy for occurrences during the coverage period. The price of the tail coverage is based on the length of time the insured has been covered under the Company's claims-made and reported policy. The Company provides free tail coverage for insured physicians who die or become disabled during the coverage period of the policy and those who have been insured by the Company for at least five consecutive years and retire completely from the practice of medicine. Free tail coverage is automatically provided to physicians with at least five consecutive years of coverage with the Company and who are also at least 65 years old.

Business liability coverage for medical groups and clinics and the excess personal liability insurance is underwritten on an occurrence basis. Under occurrence coverage, the coverage is provided for incidents that occur at any time the policy is in effect, regardless of when the claim is reported. With occurrence coverage, there is no need to purchase tail coverage.

The Company offers standard limits of insurance up to $5.0 million per claim or occurrence, with up to a $10.0 million aggregate policy limit for all claims reported or occurrences for each calendar year or other 12-month policy period. The most common limit is $1.0 million per claim or occurrence, subject to a $3.0 million aggregate policy limit. The Company's limit of liability under the excess personal liability insurance coverage is $1.0 million per occurrence with no aggregate limit. The defense reimbursement benefit for governmental proceedings is $25,000, and the medical payments benefit for persons injured in non-professional activities is $10,000.

The Company has written professional liability insurance for oral surgeons in California for a number of years. Oral surgeons are frequently licensed physicians.

Dental Liability—In 2000, the Company initiated dental liability insurance coverage primarily in Texas and California under a program developed by Brown & Brown. The program provides claims-made coverage to dentists and small dental groups. Brown & Brown marketed this program in other states through another insurance company. The Company withdrew from a significant portion of the program in July 2002 and ceased renewal of other policies under this program on March 6, 2003.

Hospital Liability—The Company wrote hospital liability insurance on both a claims-made and reported basis and a modified occurrence basis that, in effect, includes a combination of occurrence coverage and tail coverage for up to seven years after the policy terminates. The policy issued to hospitals provides protection for professional liabilities related to the operation of a hospital and its various staff committees, together with the same business liability, medical payments and employee benefit program liability coverages included in the policy for large medical groups. The Company has effectively withdrawn from this market.

Healthcare Provider Liability/Healthcare Facilities Liability—The Company offers its professional liability coverage to a variety of specialty provider organizations, including outpatient surgery centers, medical urgent care facilities, hemodialysis, clinical and pathology laboratories and, on a limited basis, hospital emergency departments. The Company also offers its professional liability coverage to healthcare providers such as chiropractors, podiatrists and nurse practitioners. These policies include the standard professional liability coverage provided to physicians and medical groups, with certain modifications to meet the special needs of these healthcare providers. The policies are generally issued on a claims-made and reported basis with the limits of liability up to those offered to larger medical groups. The limits of coverage under the current healthcare provider policies issued by the Company are between $1.0 million and $5.0 million per incident, subject to $3.0 million to $5.0 million aggregate policy limits.

Ancillary Liability Products—The Company offers a policy for managed care organizations, that provides coverage for liability arising from covered managed care incidents or vicarious liability for medical services rendered by non-employed physicians. Covered services include peer review, healthcare expense review, utilization management, utilization review and claims and benefit handling in the operation of the managed care organizations. These policies are generally issued on a claims-made and reported basis. The annual aggregate limit of coverage under the current managed care organization policies issued by the Company is $1.0 million. The Company offers directors and officers' liability policies to medical providers. The directors and officers' liability policies are generally issued on a claims-made and reported basis. The limit of coverage on directors and officers' liability policies written by the Company is $1.0 million. In late 1999, the Company began offering a newly designed product that provides physicians and medical groups with protection for defense expenses and certain liabilities related to governmental investigations into billing errors and omissions to Medicare and other government-subsidized healthcare programs.

Brown & Brown Programs—As previously mentioned, the Company had an agency agreement with Brown & Brown, a national insurance agency operation, that began on January 1, 1998. The Brown & Brown programs represented 66% ($31.3 million), 76% ($37.9 million), and 73% ($38.9 million) of the non-core earned premium in 2002, 2001, and 2000, respectively.

As previously mentioned, the Company incurred significant losses from these programs and significantly raised rates and tightened underwriting standards in 2001 and 2002 for these programs. Rate increases averaged 40% and 30% in 2001 and 2002 respectively. The agency agreement expired March 6, 2003, and no policies will be renewed after that date. Policies in force written under the Brown & Brown programs significantly declined during 2002. In force policies for this business were 813, 2,997 and 2,815 as of December 31, 2002, 2001 and 2000, respectively.

Marketing and Policyholder Services

Historically, the Company marketed its physician professional liability policies directly to physicians and medical groups in California. Infrequently, larger medical groups were written through insurance brokers. The Company actively marketed hospital policies through brokers when it commenced offering this coverage. During the past few years, brokered business has become a more important source of new business in California. In Delaware, the Company markets its policies through a single broker.

The Company's marketing organization has approximately 25 employees who directly solicit prospective policyholders, maintain relationships with existing insureds and provide marketing support to brokers. The Company's marketing efforts include sponsorship by local medical associations, educational seminars, advertisements in medical journals and direct mail solicitation to licensed physicians and members of physician medical specialty group organizations.

The Company attracts new physicians through special rates for medical residents and discounts for physicians just entering medical practice. In addition, the Company sponsors and participates in various medical group and healthcare administrators programs, medical association and specialty society conventions and similar programs that provide visibility in the healthcare community.

The Company's current marketing emphasis is directed almost entirely toward California physicians and medical groups. The Company conducts its marketing efforts from its principal office in Los Angeles.

Underwriting

The Underwriting Department consists of a Senior Vice President in charge of Underwriting, three divisional underwriting managers, 11 underwriters and 13 technical and administrative assistants. The Company's Underwriting Department is responsible for the evaluation of applicants for professional liability and other coverages, the issuance of policies and the establishment and implementation of underwriting standards for all of the coverages underwritten by the Company. Certain of these underwriters specialize in underwriting managed care organizations and directors and officers' liability products.

The Company performs a continuous process of reunderwriting its insured physicians, medical groups and healthcare facilities. Information concerning insureds with large losses, a high frequency of claims or unusual practice characteristics is developed through claims and risk management reports or correspondence.

Brown & Brown performed most of the underwriting functions with respect to policies issued by the Company under its arrangement with Brown & Brown for physician professional liability and other coverages. The Company assumed greater control over the establishment and application of underwriting standards related to Brown & Brown programs in January 2002.

Rates

The Company establishes, through its own actuarial staff and independent actuaries, rates and rating classifications for its physician and medical group insureds based on the loss and loss adjustment expense (LAE) experience developed over the past 25 years and upon rates charged by its competitors. The Company has various rating classifications based on practice, location, medical specialty, limits and other factors. The Company utilizes various discounts, including discounts for part-time practice, physicians just entering medical practice and large medical groups. The Company has developed nonstandard programs for physicians who have unfavorable loss history or practice characteristics, but whom the Company considers insurable. Policies issued in this program have significant surcharges. The Company has established its premium rates and rating classifications for managed care organizations utilizing data publicly filed by other insurers, and based in part on its recent experience. The data for managed care organization errors and omissions liability is extremely limited, as tort exposures for these organizations are only recently beginning to develop. The rates for directors and officers liability are developed using historical data publicly filed by other insurers, financial analysis and loss history. All rates for liability insurance in California are subject to the prior approval of the Insurance Commissioner.

The Company has consistently instituted annual overall rate increases in California during the past 10 years ranging from approximately 3.5% to 10.6%. The Company has recently filed for a 15.6% rate increase in California for 2003 which is currently pending implementation. The Foundation for Taxpayer and Consumer Rights, a California-based, non-profit education and advocacy organization, intervened in the ratemaking process, and the Department of Insurance commenced a hearing on the Company's application on March 11, 2003, before an administrative law judge. The Company expects the administrative law judge to render her decision in late June 2003. The Commissioner of Insurance will then review the decision of the judge, and may adopt, modify or reject this decision. The Company believes its rate request is fully justified and supported by the filing. The Company cannot predict what level of increase, if any, will be approved and when an approved increase can be implemented. See "Risk Factors—Pending Rate Increase in California."

Claims

The Company's Claims Department is responsible for claims investigation, establishment of appropriate case reserves for loss and LAE, defense planning and coordination, control of attorneys engaged by the Company to defend a claim and negotiation of the settlement or other disposition of a claim. Under most of the Company's policies, except managed care organization errors and omissions policies, and directors and officers' liability policies, the Company is obligated to defend its insureds, which is in addition to the limit of liability under the policy. Medical malpractice claims often involve the evaluation of highly technical medical issues, severe injuries and conflicting expert opinions. In almost all cases, the person bringing the claim against the physician is already represented by legal counsel when the Company is notified of the potential claim.

The Claims Department staff includes managers, litigation supervisors, investigators and other experienced professionals trained in the evaluation and resolution of medical professional liability and general liability claims. The Claims Department staff consists of approximately 38 employees, including 8 clerical personnel. The Company has five unit managers and two branch managers responsible for specific geographic areas, and additional units for specialty areas such as healthcare facilities, birth injuries and policy coverage issues. The Company also occasionally uses independent claims adjusters, primarily to investigate claims in remote locations. The Company selects legal counsel from among a group of law firms in the geographic area in which the action is filed.

The Company vigorously defends its insureds against claims, but seeks to expediently resolve cases with high-exposure potential. The defense of a healthcare professional liability claim requires significant cooperation between the litigation supervisor or Claims Department manager responsible for the claim and the insured physician. In certain states, the law requires that a healthcare professional liability claim cannot generally be settled without the consent of the insured. California law requires that the insurer report such settlements to a medical disciplinary board, and federal law requires that any claim payment, regardless of amount, be reported to a national data bank, which can be accessed by various state licensing and disciplinary boards and medical peer evaluation committees. Thus, the physician or other healthcare professional is often placed in a difficult position of knowing that a settlement may result in the initiation of a disciplinary proceeding or some other impediment to his or her ability to practice. The Claims Department supervisor must be able to fully evaluate considerations of settlement or trial and to communicate effectively the Company's recommendation to its insured. If the insured will not consent to a settlement offer, the Company may be exposed to a larger judgment if the case proceeds to trial.

The Company also maintains a risk management staff, including a department manager and two members. The Risk Management Department works directly with medical groups and individual insureds to improve their procedures in order to minimize the incidence of claims.

ASSUMED REINSURANCE SEGMENT

General

In August 1999, the Company established a separate Assumed Reinsurance Division under the direction of two senior officers. Net written premiums in the Assumed Reinsurance Segment increased from $30.5 million in 2000 to $112.8 million in 2002.

Reinsurance is an arrangement in which an insurance company, the reinsurer or the assuming company, agrees to indemnify another insurance company, the reinsured or the ceding company, against all or a portion of the insurance risks underwritten by the ceding company under one or more insurance contracts. The Company has concentrated the majority of its assumed reinsurance portfolio on treaty reinsurance. Treaty reinsurers, including the Company, do not separately evaluate each of the individual risks assumed under their treaties and, consequently, after a review of the ceding company's underwriting practices, are largely dependent on the original risk underwriting decisions made by the ceding company. The Company has focused on pro rata, or quota share, arrangements, in which the ceding company bears a proportional share of the risk and therefore the incentive to underwrite and price the business appropriately. The Company entered into treaties principally with those ceding companies in which the Company's officers had past favorable experience.

The principal reinsurance programs include casualty, property, accident and health and workers' compensation programs and a marine program. Almost all the accident and health and workers' compensation programs in which the Company participates involve pro rata treaties produced by a single source, Reinsurance Management Group, Summit, New Jersey, in which the Company has a 20% ownership interest. Reinsurance Management Group is a specialist underwriting management firm writing various forms of accident and health reinsurance risks. The marine risks involve pro rata treaties from a single Lloyd's syndicate managed by an affiliate of GoshawK. In 1999, the Company purchased approximately 9.5% of the outstanding common stock of GoshawK, which has since been reduced to a 4.1% interest as result of additional common stock sales by GoshawK.

In addition to the foregoing programs, in 2001 the Company formed SCPIE Underwriting Limited, a limited liability corporate underwriting syndicate member at Lloyd's, which provided underwriting capacity to two syndicates in 2001 and 2002.

Divestiture of Most Ongoing Reinsurance Operations

The Company suffered significant 2001 losses in non-California healthcare operations and in its assumed reinsurance operations from the World Trade Center terrorist attacks. These losses impacted the capital adequacy ratios under the A.M. Best and NAIC capital adequacy models and resulted in the reduction in the A.M. Best rating assigned to the Insurance Subsidiaries. The Company unsuccessfully attempted to raise additional capital during the first six months of 2002 to provide capital to support the rapidly growing written premiums in the assumed reinsurance operations and to restore the Company's A.M. Best rating to A-. In the latter part of 2002, the Company focused its efforts on divesting the assumed reinsurance operations and thereby reducing its overall capital requirements. The Company engaged in ongoing discussions with a number of companies to accomplish the divestiture through one or more reinsurance transactions.

In December 2002, the Company entered into a 100% quota share reinsurance agreement with a subsidiary of GoshawK, under which the Company ceded almost all of its assumed unearned reinsurance premiums as of June 30, 2002, for the 2001 and 2002 underwriting years, and almost all of its assumed reinsurance premiums written after that date for those underwriting years. The effect of this transaction was to divest the Company of almost all of its ongoing assumed reinsurance business. This includes $129.3 million of premiums in 2002 and approximately $63 million of premium estimated to be written in future periods. This treaty relieves the Company of significant written premium leverage in 2002 and 2003 and significantly improves the Company's risk-based capital adequacy ratios under both the A.M. Best and NAIC models.

Under the terms of the treaty with GoshawK, there are no limitations on the amount of losses recoverable by the Company, and the treaty includes a profit-sharing provision should the combined ratios calculated on the base premium ceded be below 100.0% The treaty requires GoshawK to reimburse the Company for its acquisition and administrative expenses attributable to the premium ceded. The Company is required to pay GoshawK additional premium in excess of the base premium ceded of 14.3% or an estimated $27.5 million. The additional premium reduced 2002 earned premium by $18.5 million and will reduce 2003 earned premium by an estimated $9 million.

The GoshawK reinsurance treaty has both prospective and retroactive elements as defined in Financial Accounting Standards Board Statement (FASB) No. 113, *Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts*. As such, any gains under the contract will be deferred and amortized to income based upon the expected recovery period. No gains are anticipated currently. Losses related to future earned premium ceded, as well as development on losses related to existing earned premium ceded after June 30, 2002, will ultimately determine whether a gain will be recorded under the contract.

The retroactive accounting treatment required under FASB No. 113 requires that a charge to income be recorded to the extent premiums ceded under the contract are in excess of the estimated losses and expenses ceded under the contract. The charge related to the cession of the unearned premium as of July 1, 2002, and ceded premium written in the third quarter is included in operating expenses in the Assumed Reinsurance Segment. This charge and placement fees amounted to $18.4 million and was recorded in the fourth quarter 2002. The assumed reinsurance premium written in the fourth quarter 2002 ceded to GoshawK has been included in net premium written for the segment with a corresponding reduction in net earned premium and net incurred losses.

There are certain losses not included in the treaty with GoshawK, including any World Trade Center losses. Further, the treaty does not involve the assumption of any earned premium or losses attributable to periods prior to June 30, 2002, which remain the responsibility of the Company.

Ongoing Assumed Reinsurance Operations

The Company will have only one ongoing reinsurance activity for 2003. This relates to a Lloyd's syndicate that specializes in underwriting medical professional liability excess insurance. The Company provides 90% of the syndicate's capital capacity. The Company's decision to continue to support this syndicate was primarily due to the attractive increases in reinsurance rates in this segment of the market as well as the significant capital costs involved in running off the business if the syndicate was terminated.

The two senior officers in charge of the division continue to administer the ongoing treaty and to review and administer all claims under existing treaties that remain the responsibility of the Company. This includes the review of individual excess of loss treaty claims and the conduct of periodic audits of claims under pro rata treaties.

LOSS AND LOSS ADJUSTMENT EXPENSE (LAE) RESERVES

The determination of loss reserves is a projection of ultimate losses through an actuarial analysis of the claims history of the Company and other professional liability insurers, subject to adjustments deemed appropriate by the Company due to changing circumstances. Included in its claims history are losses and LAE paid by the Company in prior periods and case reserves for anticipated losses and LAE developed by the Company's Claims Department as claims are reported and investigated. Actuaries rely primarily on such historical loss experience in determining reserve levels on the assumption that historical loss experience provides a good indication of future loss experience despite the uncertainties in loss cost trends and the delays in reporting and settling claims. As additional information becomes available, the estimates reflected in earlier loss reserves may be revised. Any increase in the amount of reserves, including reserves for insured events of prior years, could have an adverse effect on the Company's results for the period in which the adjustments are made.

The loss and LAE reserves included in the Company's financial statements represent the Company's best estimate of the amounts that the Company will ultimately pay on claims, and the related costs of adjusting those claims, as of the date of the financial statements. The uncertainties inherent in estimating ultimate losses on the basis of past experience have increased significantly in recent years principally as a result of judicial expansion of liability standards and expansive interpretations of insurance contracts. These uncertainties may be further affected by, among other factors, changes in the rate of inflation and changes in the propensities of individuals to file claims. The inherent uncertainty of establishing reserves is relatively greater for companies writing liability insurance, including medical malpractice insurance, due primarily to the longer-term nature of the resolution of claims. There can be no assurance that the ultimate liability of the Company will not exceed the amounts reserved.

The Company utilizes both its internal actuarial staff and independent actuaries in establishing its reserves. The Company's internal actuarial staff reviews reserve adequacy on a quarterly basis. The Company's independent actuaries review the Company's reserves for losses and LAE at the end of each fiscal year and prepare a report that includes a recommended level of reserves. The Company considers this recommendation as well as other factors, such as known, anticipated or estimated changes in frequency and severity of claims, loss retention levels and premium rates, in establishing the amount of its reserves for losses and LAE. The Company continually refines reserve estimates as experience develops and further claims are reported and resolved. The Company reflects adjustments to reserves in the results of the periods in which such adjustments are made. Medical malpractice insurance is a line of business for which the initial loss and LAE estimates may be adversely impacted by events occurring long after the reporting of the claim, such as sudden severe inflation or adverse judicial or legislative decisions.

The Company's loss reserve experience is shown in the following table, which sets forth a reconciliation of beginning and ending reserves for unpaid losses and LAE for the periods indicated:

DECEMBER 31,	2002	2001	2000
	(In Thousands)		
Reserves for losses and LAE at beginning of year	$576,636	$433,541	$449,864
Less reinsurance recoverables	74,246	40,152	45,007
Reserves for losses and LAE, net of related reinsurance recoverable, at beginning of year	502,390	393,389	404,857
Reclassification of reinsurance contract	—	3,840	—
Provision for losses and LAE for claims occurring in the current year, net of reinsurance	303,296	290,649	194,717
Increase (decrease) in estimated losses and LAE for claims occurring in prior years, net of reinsurance	17,220	13,824	(42,115)
Incurred losses during the year, net of reinsurance	320,516	304,473	152,602
Deduct losses and LAE payments for claims, net of reinsurance, occurring during:			
Current year	47,258	36,006	15,181
Prior years	210,907	155,626	148,889
	258,165	191,632	164,070
Reserve for losses and LAE, net of related reinsurance recoverable, at end of year	564,741	502,390	393,389
Reinsurance recoverable for losses and LAE, at end of year	85,930	74,246	40,152
Reserves for losses and LAE, gross of reinsurance recoverable, at end of year	$650,671	$576,636	$433,541

The increase during 2002 and 2001 in estimated losses and LAE for claims occurring in prior years was primarily attributable to the significant adverse loss experience encountered during 2002 and 2001 in the assumed reinsurance and the non-core direct healthcare liability insurance business. The decrease during 2000 in estimated losses and LAE for claims occurring in prior years was principally attributable to favorable loss experience in the core direct healthcare liability insurance business offset by adverse development in the non-core hospital programs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview."

The following table reflects the development of loss and LAE reserves for the periods indicated at the end of that year and each subsequent year. The line entitled "Loss and LAE reserves" reflects the reserves, net of reinsurance recoverables, as originally reported at the end of the stated year. Each calendar year-end reserve includes the estimated unpaid liabilities for that report or accident year and for all prior report or accident years. The section under the caption "Liability reestimated as of" shows the original recorded reserve as adjusted as of the end of each subsequent year to reflect the cumulative amounts paid and all other facts and circumstances discovered during each year. The line "Cumulative (redundancies) deficiencies" reflects the difference between the latest reestimated reserve amount and the reserve amount as originally established. The section under the caption "Cumulative amount of liability paid through" shows the cumulative amounts paid related to the reserve as of the end of each subsequent year.

In evaluating the information in the table below, it should be noted that each amount includes the effects of all changes in amounts of prior periods. For example, if a loss determined in 2000 to be $100,000 was first reserved in 1990 at $150,000, the $50,000 redundancy (original estimate minus actual loss) would be included in the cumulative redundancy in each of the years 1991 through 2000 shown below. This table presents development data by calendar year and does not relate the data to the year in which the claim was reported or the incident actually occurred. Conditions and trends that have affected the development of these reserves in the past will not necessarily recur in the future.

YEAR ENDED DECEMBER 31,	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
					(In Thousands)						
Loss and LAE reserves	$ 465,423	$ 472,129	$ 449,566	$ 446,627	$ 440,302	$ 433,441	$451,072	$404,857	$389,549	$502,390	$564,741
Liability reestimated as of:											
One year later	421,994	411,915	391,733	386,872	387,094	339,673	389,893	359,954	403,374	519,610	
Two years later	368,521	363,562	337,441	337,760	301,795	283,276	351,238	356,298	402,559		
Three years later	325,073	315,712	304,063	264,813	259,022	250,962	341,763	338,196			
Four years later	292,801	293,711	254,004	236,609	237,059	243,561	329,588				
Five years later	274,304	262,879	239,372	221,537	236,363	237,487					
Six years later	257,864	254,502	231,129	221,014	235,919						
Seven years later	252,353	248,522	230,799	220,566							
Eight years later	248,420	246,889	230,194								
Nine years later	246,615	246,526									
Ten years later	246,327										
Cumulative (redundancies) deficiencies	(219,096)	(225,603)	(219,372)	(226,061)	(204,383)	(195,954)	(21,484)	(66,661)	13,010	17,220	
Cumulative amount of liability paid through:											
One year later	105,678	121,106	109,481	101,844	118,307	107,748	156,913	148,891	155,625	210,907	
Two years later	184,883	192,519	170,603	170,932	181,116	179,016	246,835	238,718	273,680		
Three years later	219,649	217,484	202,660	195,265	207,141	204,773	279,629	281,048			
Four years later	232,379	231,794	213,431	207,454	217,460	216,448	299,106				
Five years later	237,879	237,272	221,409	211,934	222,307	223,540					
Six years later	240,363	241,904	224,555	213,257	227,782						
Seven years later	242,698	242,736	224,882	216,782							
Eight years later	242,818	242,875	226,524								
Nine years later	242,850	243,304									
Ten years later	243,256										
Net reserves—December 31					440,302	433,441	451,072	404,857	389,549	502,390	564,741
Reinsurance Recoverables					19,267	21,529	24,898	45,007	40,152	74,246	85,930
Gross reserves					$ 459,569	$ 454,970	$475,970	$449,864	$429,701	$576,636	$650,671

Prior to 2000, the Company consistently experienced favorable development in loss and LAE reserves established for prior years. The Company believes that the favorable loss and LAE reserve development resulted from four factors: (i) the Company's conservative approach of establishing reserves for medical malpractice insurance losses and LAE; (ii) the continuing benefits from the Medical Injury Compensation Reform Act (MICRA), the California tort reform legislation that was declared constitutional in a series of decisions by the California Supreme Court in the mid-1980s; (iii) benefits from California legislation requiring matters in litigation to proceed more expeditiously to trial; and (iv) improved results from a restructuring of the Company's internal claims process at that time. The Company believes, based on its analysis of annual statements filed with state regulatory authorities, that its principal California competitors have experienced similar favorable loss and LAE reserve development in past years.

The Company's reserve analysis (and the independent actuaries' analysis) began to exhibit less variability related to the core California healthcare liability business from 1999 forward as the effects of the items mentioned in the preceding paragraph were reflected in the historical loss and LAE data which is the foundation of actuarial estimates. As this variability decreased, the Company's estimates, although still considered conservative, were inherently less conservative than before.

With the Company's growth in non-core healthcare liability business outside of California and the assumed reinsurance business after 1999, the reserve estimation process became inherently more volatile. The healthcare liability business outside of California did not have the benefits of MICRA-type tort reform and assumed reinsurance business is, by its nature, extremely volatile.

During 2000, the Company experienced adverse loss development in its prior years' reserves for hospitals which resulted in less favorable loss development in 2000 than in prior years. In 2001 and 2002, the Company experienced its first deficiencies in its loss reserves for prior years. These deficiencies were due to significant adverse loss experience encountered in the assumed reinsurance and the non-core direct healthcare liability insurance business. The adverse development in the assumed reinsurance was principally the result of upward development in 2002 on September 11, 2001, terrorist attack losses. The adverse reserve development in the non-core healthcare liability insurance business in 2001 and 2002 was primarily attributable to a sharp increase in the severity and frequency of large claims. This sharp increase in large claim costs was not projected by the Company's internal and independent actuaries at that time. Based upon the Company's knowledge of claim severity outside of California, and the current medical malpractice insurance crisis situation in several states, the Company believes that most medical malpractice insurance writers experienced a similar sharp increase in severity and frequency of large claims.

Because the medical malpractice liability insurance product generally has high limits ($1 to $3 million), and relatively low frequency, an increase in the frequency of large losses creates great variability in the reserve estimation process. While the Company believes that its reserves for losses and LAE are adequate, there can be no assurance that the Company's ultimate losses and LAE will not deviate, perhaps substantially, from the estimates reflected in the Company's financial statements. If the Company's reserves should prove inadequate, the Company will be required to increase reserves, which could have a material adverse effect on the Company's financial condition or results of operations.

CEDED REINSURANCE PROGRAMS

The Company follows customary industry practice by reinsuring a portion of its healthcare liability insurance risks. The Company cedes to reinsurers a portion of its risks and pays a fee based upon premiums received on all policies subject to such reinsurance. Insurance is ceded principally to reduce net liability on individual risks and to provide protection against large losses. Although reinsurance does not legally discharge the ceding insurer from its primary liability for the full amount of the policies reinsured, it does make the reinsurer liable to the insurer to the extent of the reinsurance ceded. The Company determines how much reinsurance to purchase based upon its evaluation of the risks it has insured, consultations with its reinsurance brokers and market conditions, including the availability and pricing of reinsurance. In 2002, the Company ceded $21.2 million of its healthcare liability earned premiums to reinsurers.

The Company's reinsurance arrangements are generally placed through its reinsurance broker, Guy Carpenter & Company, Inc. For 1999 and prior years, the Company retained the first $1.0 million of losses incurred per incident for its physician and medical group policies and had various reinsurance treaties covering losses in excess of $1.0 million up to $20.0 million per incident for physician coverage. The reinsurers also were obligated to bear their proportionate share of allocated loss adjustment expenses (LAE). For hospital coverage, the Company reinsured 90% of all losses incurred above a $1.0 million retention, and the Company retained all LAE. For 2000, the Company consolidated these treaties into a program in which the Company retained the first $2.0 million of losses and LAE per incident and the reinsurers covered losses in excess of this amount up to $70.0 million. For 2001, the Company retained the first $1.25 million of losses and LAE, and retention for non-hospital business was reduced to $1.25 million per incident. For 2002, the Company retained approximately the first $2.0 million of losses and LAE per incident for both physician and hospital coverages up to $20.0 million. The Company also had additional coverage for approximately 92% of the losses in excess of $20.0 million up to $50.0 million. In addition, the Company was responsible for a blended annual aggregate deductible of $1.75 million and $3.2 million, respectively, in 2001 and 2002, for losses in excess of the Company's retentions.

The Company often has more than one insured named as a defendant in a lawsuit or claim arising from the same incident, and, therefore, multiple policies and limits of liability may be involved. The Company's reinsurance program is purchased in several layers, the limits of which may be reinstated under certain circumstances, at the Company's option subject to the payment of additional premiums.

In addition, in December 2002, the Company entered into the GoshawK retrocessional reinsurance agreement more fully described in "Note 4 to Consolidated Financial Statements."

In general, reinsurance is placed under reinsurance treaties and agreements with a number of individual companies and syndicates at Lloyd's to avoid concentrations of credit risk. The GoshawK 100% quota share reinsurance agreement includes a trust fund arrangement to guarantee the collection of losses ceded under the treaty. The following table identifies the Company's most significant reinsurers based upon premiums paid by the Company and their A.M. Best ratings as of December 31, 2002. No other single reinsurer's percentage participation in 2002 exceeded 5% of total reinsurance premiums.

	PREMIUMS CEDED FOR YEAR ENDED DECEMBER 31, 2002	RATING (1)	PERCENTAGE OF TOTAL REINSURANCE PREMIUMS
		(In Thousands)	
GoshawK Re	$58,685	A-	70%
Hannover Ruckversicherungs	$10,515	A+	12%
Lloyd's of London Syndicates	4,915	A	6%
Converium Re	3,832	A	5%

(1) All ratings are assigned by A.M. Best.

The Company analyzes the credit quality of its reinsurers and relies on its brokers and intermediaries to assist in such analysis. To date, the Company has not experienced any material difficulties in collecting reinsurance recoverables. No assurance can be given, however, regarding the future ability of any of the Company's reinsurers to meet their obligations. Among the reinsurers to which the Company cedes reinsurance are certain Lloyd's syndicates. In recent years, Lloyd's has reported substantial aggregate losses that have had adverse effects on Lloyd's in general and on certain syndicates in particular. In addition, there has been a decrease in the underwriting capacity of Lloyd's syndicates in recent years. The substantial losses and other adverse developments could affect the ability of certain syndicates to continue to trade and the ability of insureds to continue to place business with particular syndicates. It is not possible to predict what effects the circumstances described above may have on Lloyd's and the Company's contractual relationship with Lloyd's syndicates in future years. The Company understands that Lloyd's syndicates have created new trust funds to hold reserves for reinsurance purchased by United States reinsureds gross of outward reinsurance. This arrangement applies to all purchases on or after August 1, 1995.

INVESTMENT PORTFOLIO

An important component of the Company's operating results has been the return on its invested assets. The Company's investments are made by investment managers under policies established and supervised by the Board. The Company's investment policy has placed primary emphasis on investment grade, fixed-maturity securities and maximization of after-tax yields.

All of the fixed-maturity securities are classified as available-for-sale and carried at estimated fair value. For these securities, temporary unrealized gains and losses, net of tax, are reported directly through stockholders' equity, and have no effect on net income. The following table sets forth the composition of the Company's investments in available-for-sale securities at the dates indicated:

	DECEMBER 31, 2002		DECEMBER 31, 2001	
	COST OR AMORTIZED COST	FAIR VALUE	COST OR AMORTIZED COST	FAIR VALUE
	(In Thousands)			
Fixed-maturity securities:				
U.S. government and agencies	$234,424	$244,804	$175,608	$177,718
State, municipalities and political subdivisions	—	—	126,431	126,516
Mortgage-backed and asset-backed	63,293	64,286	73,332	73,673
Corporate	225,799	229,585	189,854	191,237
Total fixed-maturity securities	523,516	538,675	565,225	569,144
Common stocks	29,758	34,237	29,744	29,098
Total	$553,274	$572,912	$594,969	$598,242

The Company's current policy is to limit its investment in equity securities and real estate to no more than 8% of the total market value of its investments. The fair value of the Company's portfolio of unaffiliated equity securities was $27.6 million at December 31, 2002.

The Company's investment portfolio of fixed-maturity securities consists primarily of intermediate-term, investment-grade securities. The Company's investment policy provides that fixed-maturity investments are limited to purchases of investment-grade securities or unrated securities which, in the opinion of a national investment advisor, should qualify for such rating. The table below contains additional information concerning the investment ratings of the Company's fixed-maturity investments at December 31, 2002:

TYPE/RATING OF INVESTMENT (1)	AMORTIZED COST	FAIR VALUE	PERCENTAGE OF FAIR VALUE
	(In Thousands)		
AAA (including U.S. government and agencies)	$311,035	$322,944	60.0%
AA	20,213	20,638	3.8%
A	153,541	156,022	29.0%
BBB	33,727	34,071	6.3%
Non rated (2)	5,000	5,000	0.9%
	$523,516	$538,675	100.0%

(1) The ratings set forth above are based on the ratings, if any, assigned by Standard & Poor's Corporation (S&P). If S&P's ratings were unavailable, the equivalent ratings supplied by Moody's Investors Services, Inc. were used.

(2) Represents a credit note received from a catastrophe reinsurance limited liability company controlled by Hannover Re with an amortized cost and fair value of $5.0 million.

The following table sets forth certain information concerning the maturities of fixed-maturity securities in the Company's investment portfolio as of December 31, 2002:

	AMORTIZED COST	FAIR VALUE	PERCENTAGE OF FAIR VALUE
	(In Thousands)		
Years to maturity:			
One or less	$ 16,568	$ 16,850	3.1%
After one through five	231,947	236,688	43.9%
After five through ten	202,380	210,680	39.1%
After ten	9,328	10,171	1.9%
Mortgage-backed and asset-backed securities	63,293	64,286	12.0%
Totals	$523,516	$538,675	100.0%

The average weighted maturity of the securities in the Company's fixed-maturity portfolio as of December 31, 2002, was 4.8 years. The average duration of the Company's fixed-maturity portfolio as of December 31, 2002, was 4.3 years.

In October 2001, the Company made a $15.0 million investment in a limited partnership, which in turn invests in a portfolio of offshore hedge funds, managed accounts and other professionally managed funds that pursue non-traditional investment strategies. The investment return depends on the performance of the portfolio. The investment had a value of $15.0 million at December 31, 2002. See "Note 1 to Notes to Consolidated Financial Statements."

The Company maintains cash and highly liquid short-term investments, which at December 31, 2002, totaled $115.8 million.

The following table summarizes the Company's investment results for the three years ended December 31, 2002, 2001 and 2000:

FOR THE YEARS ENDED DECEMBER 31,	2002	2001	2000
	(In Thousands)		
FIXED-MATURITY SECURITIES:			
Average invested assets (includes short-term cash investments)(1)	$639,853	$650,915	$648,156
Net investment income:			
Before income taxes	29,964	34,122	33,152
After income taxes	20,310	24,251	24,531
Average annual return on investments:			
Before income taxes	4.7%	5.2%	5.1%
After income taxes	3.2%	3.7%	3.8%
Net realized investment gains (losses) after income tax	$ 12,292	$ 3,708	$ (149)
EQUITY SECURITIES:			
Average invested assets(2)	$ 31,668	$ 26,751	$ 28,934
Net investment income:			
Before income taxes	102	223	500
After income taxes	96	204	381
Average annual return on investments:			
Before income taxes	0.3%	0.8%	1.7%
After income taxes	0.3%	0.8%	1.3%
Net realized investment gains (losses) after income tax	$ 0	$ 1	$ (112)
OTHER SECURITIES:			
Average invested assets(3)	$ 30,551	$ 23,410	$ 16,306
Net investment income:			
Before income taxes	2,165	1,550	500
After income taxes	1,408	1,008	325
Average annual return on investments:			
Before income taxes	7.1%	6.6%	3.1%
After income taxes	4.2%	4.3%	2.0%
Net realized investment gains (losses) after income tax	$ 0	$ 0	$ 0

(1) Fixed-maturity securities at cost.

(2) Equities at market.

(3) Principally real estate and interest on funds held.

The Company recognized significant capital gains in 2002 primarily to generate statutory surplus to improve its capital adequacy ratios. In addition, the Company moved its portfolio entirely into taxable securities to maximize its cash income based on its current tax position.

COMPETITION

The California physician professional liability insurance market is highly competitive. The Company competes principally with three physician-owned mutual or reciprocal insurance companies and a physician-owned mutual protection trust for physician and medical group insureds. Each of these companies is actively soliciting insureds in Southern California, the Company's primary area of operations, and each has offered very competitive rates during the past few years. The Company believes that the principal competitive factors, in addition to pricing, include financial stability, breadth and flexibility of coverage and the quality and level of services provided. In addition, large commercial insurance companies actively compete in this market, particularly for larger medical groups, hospitals and other healthcare facilities. The

Company has considered its A.M. Best rating to be extremely important to its ability to compete. On February 21, 2002, A.M. Best reduced the Insurance Subsidiaries' rating to B++ (Very Good) and on October 7, 2002, further reduced the Insurance Subsidiaries' rating to B+ (Very Good). See "A.M. Best Rating" for a description of potential impact of these reductions.

The Company encountered similar competition from local doctor-owned insurance companies and commercial companies in the other states it operated, principally under the Brown & Brown program. In Delaware, where the Company continues to operate, the Company competes principally through its relationship with a Delaware broker, who has considerable and long-standing relationships with Delaware physician insureds.

In the assumed reinsurance markets, the Company competed with numerous international and domestic reinsurance and insurance operations. The reduction in the Company's A.M. Best rating below an "A-" level made it extremely difficult for the Company to compete in this business. The Company has only one ongoing treaty in 2003. See "Assumed Reinsurance Segment."

REGULATION

General

Insurance companies are regulated by government agencies in each state in which they transact insurance. The extent of regulation varies by state, but the regulation usually includes: (i) regulating premium rates and policy forms; (ii) setting minimum capital and surplus requirements; (iii) regulating guaranty fund assessments; (iv) licensing companies and agents; (v) approving accounting methods and methods of setting statutory loss and expense reserves; (vi) setting requirements for and limiting the types and amounts of investments; (vii) establishing requirements for the filing of annual statements and other financial reports; (viii) conducting periodic statutory examinations of the affairs of insurance companies; (ix) approving proposed changes of control; and (x) limiting the amounts of dividends that may be paid without prior regulatory approval. Such regulation and supervision are primarily for the benefit and protection of policyholders and not for the benefit of investors.

Licenses

SCPIE Indemnity, AHI and AHSIC are licensed in their respective states of domicile—California, Delaware and Arkansas. AHI is also licensed to transact insurance and reinsurance in 47 states and the District of Columbia. This permits ceding company clients to take credit on their regulatory financial statements for reinsurance ceded to AHI in jurisdictions in which it is authorized as a reinsurer. AHSIC is licensed to write policies as an excess and surplus lines insurer in 34 states and the District of Columbia. SCPIE Indemnity is not licensed in any jurisdiction outside of California.

SCPIE Underwriting Limited is authorized under the laws of the United Kingdom to participate as a corporate member of Lloyd's underwriting syndicates.

Most of the Company's healthcare liability insurance policies are written in California where SCPIE Indemnity is domiciled. California laws and regulations, including the tort liability laws, and laws relating to professional liability exposures and reports, have the most significant impact on the Company and its operations.

Insurance Guaranty Associations

Most states, including California, require admitted property and casualty insurers to become members of insolvency funds or associations that generally protect policyholders against the insolvency of such insurers. Members of the fund or association must contribute to the payment of certain claims made against insolvent insurers. Maximum contributions required by law in any one year vary by state, and California permits a maximum assessment of 1% of annual premiums written by a member in that state during the preceding year. However, such payments are recoverable by law through policy surcharges.

Holding Company Regulation

SCPIE Holdings is subject to the California Insurance Holding Company System Regulatory Act (the Holding Company Act). The Holding Company Act requires the Company to periodically file information with the California Department of Insurance and other state regulatory authorities, including information relating to its capital structure, ownership, financial condition and general business operations. Certain transactions between an insurance company and its affiliates of an "extraordinary" type may not be effected if the California Commissioner disapproves the transaction within 30 days after notice. Such transactions include, but are not limited to, certain reinsurance transactions and sales, purchases, exchanges, loans and extensions of credit and investments, in the net aggregate, involving more than the lesser of 3% of the insurer's admitted assets or 25% of surplus as to policyholders, as of the preceding December 31.

The Holding Company Act also provides that the acquisition or change of "control" of a California insurance company or of any person or entity that controls such an insurance company cannot be consummated without the prior approval of the California Insurance Commissioner. In general, a presumption of "control" arises from the ownership of voting securities and securities that are convertible into voting securities, which in the aggregate constitute 10% or more of the voting securities of a California insurance company or of a person or entity that controls a California insurance company, such as SCPIE Holdings. A person or entity seeking to acquire "control," directly or indirectly, of the Company is generally required to file with the California Commissioner an application for change of control containing certain information required by statute and published regulations and provide a copy of the application to the Company. The Holding Company Act also effectively restricts the Company from consummating certain reorganizations or mergers without prior regulatory approval.

The Company is also subject to insurance holding company laws in other states that contain similar provisions and restrictions.

Regulation of Dividends from Insurance Subsidiaries

The Holding Company Act also limits the ability of SCPIE Indemnity to pay dividends to the Company. Without prior notice to and approval of the Insurance Commissioner, SCPIE Indemnity may not declare or pay an extraordinary dividend, which is defined as any dividend or distribution of cash or other property whose fair market value together with other dividends or distributions made within the preceding 12 months exceeds the greater of such subsidiary's statutory net income of the preceding calendar year or 10% of statutory surplus as of the preceding December 31. Applicable regulations further require that an insurer's statutory surplus following a dividend or other distribution be reasonable in relation to its outstanding liabilities and adequate to meet its financial needs, and permit the payment of dividends only out of statutory earned (unassigned) surplus unless the payment out of other funds is approved by the Insurance Commissioner. In addition, an insurance company is required to give the California Department of Insurance notice of any dividend after declaration, but prior to payment.

The other insurance subsidiaries are subject to similar provisions and restrictions under the insurance holding company laws of the other states in which they are organized.

Risk-Based Capital

The NAIC has developed a methodology for assessing the adequacy of statutory surplus of property and casualty insurers which includes a risk-based capital (RBC) formula that attempts to measure statutory capital and surplus needs based on the risks in a company's mix of products and investment portfolio. The formula is designed to allow state insurance regulators to identify potentially under-capitalized companies. Under the formula, a company determines its authorized control level RBC by taking into account certain risks related to the insurer's assets (including risks related to its investment portfolio and ceded reinsurance) and the insurer's liabilities (including underwriting risks related to the nature and experience of its insurance business). The RBC rules provide for four different levels of regulatory attention depending on the ratio of a company's total adjusted capital to its authorized control level RBC. The threshold requiring the least regulatory attention is a company action level when total adjusted capital is less than or equal to 200% of the authorized control level RBC and the level requiring the most regulatory involvement is a mandatory control level RBC when total adjusted capital is less than 70% of authorized control level RBC. At the mandatory control level the state insurance commissioner is required to restrict the writing of business or place the insurer under regulatory supervision or control.

At December 31, 2002, the authorized control level RBC of each Insurance Subsidiary exceeded the threshold requiring the least regulatory attention. At December 31, 2002, SCPIE Indemnity exceeded this threshold by $32.0 million. If the Company continues to incur material losses, the Company could fall below this threshold.

Regulation of Investments

The Insurance Subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories such as below investment grade fixed-income securities, real estate and equity investments. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as nonadmitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture of these non-qualifying investments over specified time periods unless otherwise permitted by the state insurance authority under certain conditions.

Prior Approval of Rates and Policies

Pursuant to the California Insurance Code, the Company must submit rating plans, rates, policies and endorsements to the Insurance Commissioner for prior approval. The possibility exists that the Company may be unable to implement desired rates, policies, endorsements, forms or manuals if the Insurance Commissioner does not approve these items. In the past, all of the Company's rate applications have been approved in the normal course of review. AHI is similarly required to make policy form and rate filings in most of the other states to permit the Company to write medical malpractice insurance in these states. AHSIC is required in many states to obtain approval to issue policies as a non-admitted excess and surplus lines insurer, but it is typically not required to obtain rate approvals.

The Company has filed for a 15.6% rate increase in California for 2003 which is currently pending implementation. The Foundation for Taxpayer and Consumer Rights, a California-based non-profit education and advocacy organization, intervened in the rate-making process and the Department of Insurance commenced a rate hearing on March 11, 2003, related to this matter. The Company believes its rate request is fully justified and supported by its filing. The Company believes that the result of this hearing will be an approved rate increase, but cannot anticipate at what level or when it could be implemented. The administrative law judge overseeing the hearing should make her recommendation to the California Insurance Commissioner in late June 2003.

Medical Malpractice Tort Reform

The California Medical Injury Compensation Reform Act (MICRA), enacted in 1975, has been one of the most comprehensive medical malpractice tort reform measures in the United States. MICRA currently provides for limitations on damages for pain and suffering of $250,000, limitations on fees for plaintiffs' attorneys according to a specified formula, periodic payment of medical malpractice judgments and the introduction of evidence of collateral source benefits payable to the injured plaintiff. The Company believes that this legislation has brought stability to the medical malpractice insurance marketplace in California by making it more feasible for insurers to assess the risks involved in underwriting this line of business. Bills have been introduced in the California Legislature from time to time to modify or limit certain of the tort reform benefits provided to physicians and other healthcare providers by MICRA. Neither the proponents nor opponents have been able to enact significant changes. The Company cannot predict what changes, if any, to MICRA may be enacted during the next few years or what effect such changes might have on the Company's medical malpractice insurance operations.

Medical Malpractice Reports

The Company has been required to report detailed information with regard to settlements or judgments against its California physician insureds in excess of $30,000 to the Medical Board of California, which has responsibility for investigations and initiation of proceedings relating to professional medical conduct in California. Since January 1, 1998, all judgments, regardless of amount, must be reported to the Medical Board, which now publishes on the Internet all judgments reported. In addition, all payments must also be reported to the federal National Practitioner Data Bank and such reports are accessible by state licensing and disciplinary authorities, hospital and other peer review committees and other providers of medical care. A California statute also requires that defendant physicians must consent to all medical professional liability settlements in excess of $30,000, unless the physician waives this requirement. The Company's policy provides the physician with the right to consent to any such settlement, regardless of the amount, but that either party may submit the matter of consent to a medical review board. In virtually all instances, the Company must obtain the consent of the insured physician prior to any settlement.

Terrorism Risk Insurance Act of 2002

Under the Federal Terrorism Risk Insurance Act, effective November 26, 2002, each commercial property and casualty insurer is required to make terrorism coverage available in policies for property and liability coverages other than medical malpractice coverage (which is excluded under the Act). Any terrorism exclusion in a subject policy is rendered void by the Act to the extent it excludes losses covered by the Act. The federal government will pay a major share of the covered losses after a deductible is paid by the insurers. The Company provides other liability coverages in its various policies, in addition to medical malpractice insurance, and may be subject to the Act. The Company's policy forms do not exclude coverage for acts of terrorism, except in a few instances. The Company has notified its policyholders of this coverage as provided by the Act, has removed any terrorism exclusion in its policies, and has informed its policyholders that no premium is currently charged for acts of terrorism coverage. The Company does not consider this coverage material to its policies, which protect its insureds principally against liability, not property losses.

A.M. BEST RATING

A.M. Best rates insurance companies based on factors of concern to policyholders. A.M. Best currently assigns to each insurance company a rating that ranges from "A++ (Superior)" to "F (In Liquidation)." A.M. Best reviews a company's profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its loss reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. A.M. Best's ratings reflect its opinion of an insurance company's financial strength, operating performance and ability to meet its obligations to policyholders and are not evaluations directed to purchasers of an insurance company's securities.

For a number of years, the Insurance Subsidiaries received an A.M. Best rating of A (Excellent), the third highest of thirteen rating classifications. On February 21, 2002, A.M. Best reduced the Insurance Subsidiaries' rating two levels to B++ (Very Good), and on October 7, 2002, A.M. Best further reduced the Company's rating to B+ (Very Good). This classification meets A.M. Best's "Secure" definition. A.M. Best assigns this rating to companies that in its view have, on balance, good balance sheet strength, operating performance and business profile and which have a good ability to meet their ongoing obligations to policyholders.

An A.M. Best rating of at least an A- classification is important to some consumers in the property/casualty insurance industry. At the present time, the Company has not been significantly affected by the lower A.M. Best ratings. The Company believes that its major competitors in California may use the Insurance Subsidiaries' lower A.M. Best rating in an attempt to solicit some of the Company's customers.

The Insurance Subsidiaries participate in a pooling arrangement and each of the Insurance Subsidiaries has been assigned the same "pooled" "B+ (Very Good)" A.M. Best rating based on their consolidated performance.

EMPLOYEES

As of December 31, 2002, the Company employed 160 persons. This reflects a net reduction of 30.7% during 2002 in recognition of the anticipated reduction in operations as the Company focuses on its core operations and withdraws from other states. None of the employees are covered by a collective bargaining agreement. The Company believes that its employee relations are good.

EXECUTIVE OFFICERS

The Executive Officers of the Company and their ages as of March 18, 2003, are as follows:

NAME	AGE	POSITION
Donald J. Zuk	66	President, Chief Executive Officer and Director
Ronald L. Goldberg	51	Senior Vice President, Underwriting
Patrick S. Grant	60	Senior Vice President, Marketing
Joseph P. Henkes	53	Secretary and Senior Vice President, Operations and Actuarial Services
Robert B. Tschudy	54	Senior Vice President and Chief Financial Officer
Edward G. Marley	42	Vice President and Chief Accounting Officer
Donald P. Newell	65	Senior Vice President, General Counsel and Director
Timothy C. Rivers	54	Senior Vice President, Assumed Reinsurance
Margaret A. McComb	59	Senior Vice President, Claims

Donald J. Zuk became Chief Executive Officer of the Company's predecessor in 1989. Prior to joining the Company, he served 22 years with Johnson & Higgins, insurance brokers. His last position there was Senior Vice President in charge of its Los Angeles Health Care operations, which included the operations of the Company's predecessor. Mr. Zuk is a director of BCSI Holdings Inc. and Homeowners Holding Company, both privately held insurance companies.

Ronald L. Goldberg joined the Company in May 2001. From June 2000 to April 2001, Mr. Goldberg was a Senior Consultant to ChannelPoint, Inc., a privately held firm providing technology services to the insurance industry. Prior to that time, Mr. Goldberg served as Senior Vice President of the PHICO Group, a privately held professional liability insurer, from June 1998 to May 2000, and as President of its Independence Indemnity Insurance Company subsidiary. From April 1993 to May 1998, he was Vice President of USF&G Insurance Co., a large diversified insurance company that is now part of The St. Paul Companies, Inc.

Patrick S. Grant has been with the Company since 1990, serving initially as Vice President, Marketing. He was named Senior Vice President, Marketing in 1992. Prior to that time, he spent almost 20 years with the insurance brokerage firm of Johnson & Higgins. His last position there was Vice President, Professional Liability. Mr. Grant has worked on the Company operations since 1976.

Joseph P. Henkes has been with the Company since 1990, serving initially as Vice President, Operations and Actuarial Services. He was named Senior Vice President, Operations and Actuarial Services in 1992. Prior to that time, he spent three years with Johnson & Higgins, where his services were devoted primarily to the Company. He has been an Associate of the Casualty Actuarial Society since 1975 and a member of the American Academy of Actuaries since 1980.

Edward G. Marley joined the Company in December 2001 as Vice President and Controller. Prior to that time, he spent 14 years with CAMICO Mutual Insurance Company where he served as Chief Financial Officer, Secretary and Treasurer.

Margaret A. McComb has been with the Company for over 27 years. She assumed management responsibility for the Claims Department in 1985. Ms. McComb was named Senior Vice President in May 2002.

Donald P. Newell joined the Company in January 2001. Prior to that time, he was a partner at the law firm of Latham & Watkins in San Diego, California. Mr. Newell has worked on matters for the Company since 1975.

Timothy C. Rivers has been with the Company since August 1999. Prior to that time, he spent 17 years with Guy Carpenter & Company, a reinsurance brokerage subsidiary of Marsh McLennan, and a predecessor business, Willcox & Company. Mr. Rivers has worked on the Company operations since 1985.

Robert B. Tschudy joined the Company in May 2002. From July 1995 to March 2001, Mr. Tschudy was Senior Vice President and Chief Financial Officer with 21st Century Insurance Group, a publicly held property casualty insurance company writing primarily personal automobile insurance in California. Prior to that time, Mr. Tschudy was a partner, specializing in insurance, in the Los Angeles Office of Ernst & Young LLP for over 10 years.

RISK FACTORS

Certain statements in this Form 10-K that are not historical fact constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company to be materially different from historical results or from any results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, the following:

Concentration of Business

Substantially all of the Company's direct premiums written are generated from healthcare liability insurance policies issued to physicians and medical groups, healthcare facilities and other providers in the healthcare industry. As a result, negative developments in the economic, competitive or regulatory conditions affecting the healthcare liability insurance industry, particularly as such developments might affect medical malpractice insurance for physicians and medical groups, could have a material adverse effect on the Company's results of operations.

Most of the Company's 2003 premiums written will be generated in California. The revenues and profitability of the Company are therefore subject to prevailing regulatory, economic and other conditions in California, particularly Southern California.

Disappointing Results in Expansion Efforts

In 1996, the Company began a concerted effort to successfully expand its healthcare liability insurance business beyond its traditional focus of physicians and medical groups in California. The Company expanded initially into the market for hospitals. From 1997 to 1999, the Company added more than 75 hospitals to its program. At the same time, the Company expanded its physician and medical group program into a number of other states, principally through its arrangement with Brown & Brown and through nonstandard physician programs.

The results of this expansion effort have been disappointing. During 2000, the Company encountered severe adverse loss experience under its hospital policies, and has entirely withdrawn from this market. In 2001 and 2002, the Company incurred similar unacceptable losses in its principal physician and medical group programs outside California. The Company agreed to terminate its relationship with Brown & Brown and ceased accepting all policies under these programs as of March 6, 2003. In addition, the Company has ceased accepting new nonstandard insureds outside California. In the interim, the Company continued to renew existing policies and issue new policies under very stringent underwriting standards and at significantly higher premiums. The Company may continue to incur material losses under both these programs, as it continues to settle and adjudicate claims under policies issued in these programs.

The Company has one other non-California program for physicians and medical groups and may consider adding programs on a selective basis in the future. The Company cannot predict whether this remaining program will be successful or whether the Company will have the opportunity to add such programs, and, if so, whether any additional program will be successful.

Industry Factors

Many factors influence the financial results of the healthcare liability insurance industry, several of which are beyond the control of the Company. These factors include, among other things, changes in severity and frequency of claims; changes in applicable law and regulatory reform; changes in judicial attitudes toward liability claims; and changes in inflation, interest rates and general economic conditions.

The availability of healthcare liability insurance, or the industry's underwriting capacity, is determined principally by the industry's level of capitalization, historical underwriting results, returns on investment and perceived premium rate adequacy. Historically, the financial performance of the healthcare liability industry has tended to fluctuate between a soft insurance market and a hard insurance market. In a soft insurance market, competitive conditions could result in premium rates and underwriting terms and conditions that may be below profitable levels. For a number of years, the healthcare liability insurance industry in California and nationally has faced a soft insurance market. Although the Company and many experts believe this currently is a hard insurance market, there can be no assurance as to whether or when industry conditions will improve or the extent to which any improvement in industry conditions may improve the Company's financial condition and results of operations.

Competition

The Company competes with numerous insurance companies in the California market. The Company's principal competitors for physicians and medical groups in California consist of three physician-owned mutual or reciprocal insurance companies, several commercial companies and a physicians' mutual protection trust, which levies assessments primarily on a "claims paid" basis. In addition, commercial insurance companies compete for the medical malpractice insurance business of larger medical groups and other healthcare providers. Several of these competitors have greater financial resources than the Company. Between 1993 and 2001, the Company instituted overall rate increases in order to improve its underwriting results. These rate increases were higher than those implemented by most of its competitors. As a result, the Company has lost some of its policyholders, in part due to its rate increases. In 2002, the Company instituted an average 8.4% rate increase for California physicians and medical groups and has filed for a 15.6% rate increase for 2003. The effect of these rate increases on the Company's ability to retain and expand its healthcare liability insurance business in California is uncertain.

In addition to pricing, competitive factors may include policyholder dividends, financial stability, breadth and flexibility of coverage and the quality and level of services provided.

The Company has considered its A.M. Best rating to be extremely important to its ability to compete in its markets, particularly in its assumed reinsurance segment. On February 21, 2002, A.M. Best reduced the Company's rating two classifications from A (Excellent) to B++ (Very Good) and further reduced the Company's rating to B+ (Very Good) on October 7, 2002. See "Importance of A.M. Best Rating."

Loss and LAE Reserves

The reserves for losses and LAE established by the Company are estimates of amounts needed to pay reported and unreported claims and related LAE. The estimates are based on assumptions related to the ultimate cost of settling such claims based on facts and interpretation of circumstances then known, predictions of future events, estimates of future trends in claims frequency and severity and judicial theories of liability, legislative activity and other factors. However, establishment of appropriate reserves is an inherently uncertain process involving estimates of future losses, and there can be no assurance that currently established reserves will prove adequate in light of subsequent actual experience. The inherent uncertainty is greater for certain types of insurance, such as medical malpractice, where a longer period may elapse before a definite determination of ultimate liability is made, and where the judicial, political and regulatory climates are changing. Healthcare liability claims and expenses may be paid over a period of 10 or more years, which is longer than most property and casualty claims. Trends in losses on long-tail lines of business such as healthcare liability may be slow to appear, and accordingly, the Company's reaction in terms of modifying underwriting practices and changing premium rates may lag underlying loss trends. While the Company believes that its reserves for losses and LAE are adequate, there can be no assurance that the Company's ultimate losses and LAE will not deviate, perhaps substantially, from the estimates reflected in the Company's financial statements. If the Company's reserves should prove inadequate, the Company will be required to increase reserves, which could have a material adverse effect on the Company's financial condition or results of operations.

Pending Rate Increase in California

In September 2002, the Company filed an application with the California Department of Insurance for a rate increase for physicians and medical groups of approximately 15.6%, effective January 1, 2003. A self-styled consumer group objected to this proposed rate increase in November 2002, and requested a hearing on the application. The Department granted a hearing pursuant to state procedural rules. The hearing commenced on March 11, 2003, before an administrative law judge. The Company expects the judge to render her decision in late June 2003. After the judge renders her decision, that decision is subject to review by the California Insurance Commissioner, who may adopt, modify or reject the decision of the administrative law judge. After the Insurance Commissioner renders his decision, either party may institute judicial review. If the decision is adverse to the Company or if there are substantial delays in implementing a favorable decision, the Company's operations would be adversely affected.

Necessary Capital and Surplus

The Insurance Subsidiaries have historically operated with ratios of net written premiums to statutory capital and surplus (policyholder surplus) of approximately 1 to 1, which the Company considers to be an appropriate measure of safety for the combination of insurance segments in which it writes. At the end of 2000, this ratio was .84 to 1. As a result of the increases in net premiums written, particularly in the assumed reinsurance segment, and the substantial net losses the Company incurred during 2001 and 2002, the ratio increased unfavorably to 1.54 to 1 at December 31, 2001, and 1.61 to 1 at December 31, 2002. The Company expects a material decrease in net premiums written during 2003 as a result of the decrease in the direct healthcare liability insurance written outside of California and the cession of assumed reinsurance premium to GoshawK. Based on the Company's expected premium writings in 2003, the ratio of net written premiums to statutory capital and surplus is expected to decrease to approximately a 1 to 1 ratio. However, if the losses and loss reserve increases the Company has experienced in recent years continue and the Company is unable to obtain capital sufficient to offset them, the Company's ability to write policies at its current expected levels may be limited. Moreover, if these and similar leverage ratios do not improve, the Insurance Subsidiaries' ratings from A.M. Best may not improve and if they worsen, the Insurance Subsidiaries' ability to write business may be further reduced. In addition, at December 31, 2002, the Company's principal insurance subsidiary exceeded minimum requirements of an NAIC risk-based capital threshold (requiring some regulatory attention) by $32.0 million. If the Company continues to incur material losses, the Company could fall below this threshold. Any of the events discussed above could have a material adverse effect on the Company's financial condition and results of operations.

Changes in Healthcare

Significant attention has recently been focused on reforming the healthcare system at both the federal and state levels. A broad range of healthcare reform and patients' rights measures have been suggested, and public discussion of such measures will likely continue in the future. Proposals have included, among others, spending limits, price controls, limits on increases in insurance premiums, limits on the liability of doctors and hospitals for tort claims, increased tort liabilities for managed care organizations and changes in the healthcare insurance system. The Company cannot predict which, if any, reform proposals will be adopted, when they may be adopted or what impact they may have on the Company. While some of these proposals could be beneficial to the Company, the adoption of others could have a material adverse effect on the Company's financial condition or results of operations.

In addition to regulatory and legislative efforts, there have been significant market-driven changes in the healthcare environment. In recent years, a number of factors related to the emergence of "managed care" have negatively impacted or threatened to impact the medical practice and economic independence of physicians. Physicians have found it more difficult to conduct a traditional fee for service practice and many have been driven to join or contractually affiliate with managed care organizations, healthcare delivery systems or practice management organizations. This consolidation could result in the elimination or significant decrease in the role of the physician and the medical group from the medical professional liability purchasing decision. In addition, the consolidation could reduce primary medical malpractice insurance premiums paid by healthcare systems, as larger healthcare systems generally retain more risk by accepting higher deductibles and self-insured retentions or form their own captive insurance companies.

Importance of A.M. Best Rating

A.M. Best ratings are an increasingly important factor in establishing the competitive position of insurance companies. An A.M. Best rating reflects its opinion of an insurance company's financial strength, operating performance and ability to meet its obligations to policyholders. Prior to 2002, the Company held an A (Excellent) rating from A.M. Best. This is the same rating held by the Company's principal competitors in the healthcare liability insurance market in California.

On February 21, 2002, A.M. Best reduced the Insurance Subsidiaries' rating to B++ (Very Good) and further reduced the Insurance Subsidiaries' rating to B+ (Very Good) on October 7, 2002. This puts the Insurance Subsidiaries' at a competitive disadvantage with its principal California competitors. The Insurance Subsidiaries rely heavily on their longstanding policyholder relations and reputation in California, and compete principally on this basis in the California market. The Insurance Subsidiaries have not currently experienced a significant loss of business because of this A.M. Best rating, however, competitors could use their rating advantage to attract some of the Insurance Subsidiaries' customers. If the Insurance Subsidiaries continue to encounter the adverse loss experience they have seen in recent years, the Insurance Subsidaries' A.M. Best rating may be further reduced, which could have a material adverse effect on the Insurance Subsidiaries' ability to continue to write policies in some segments of the market.

Ceded Reinsurance

The amount and cost of reinsurance available to companies specializing in medical professional liability insurance are subject, in large part, to prevailing market conditions beyond the control of the Company. The Company's ability to provide professional liability insurance at competitive premium rates and coverage limits on a continuing basis will depend in part upon its ability to secure adequate reinsurance in amounts and at rates that are commercially reasonable. Although the Company anticipates that it will continue to be able to obtain such reinsurance on reasonable terms, there can be no assurance that this will be the case. In the past three years, the Company experienced a number of large paid losses under its healthcare liability insurance policies that were in excess of the limits of insurance retained by the Company and thus were borne by the reinsurers. In addition, the September 11, 2001, terrorist attack has reduced capacity and increased rates in the reinsurance market generally.

The Company is subject to a credit risk with respect to its reinsurers because reinsurance does not relieve the Company of liability to its insureds for the risks ceded to reinsurers. Although the Company places its reinsurance with reinsurers it believes to be financially stable, a significant reinsurer's inability to make payment under the terms of a reinsurance treaty could have a material adverse effect on the Company. See "Business—Ceded Reinsurance."

Assumed Reinsurance Market Exposure

Between 1999 and 2002, the Company rapidly expanded its assumed reinsurance operations. Treaties include professional, commercial and personal liability coverages, commercial and residential property risks, accident and health coverages and marine coverages on a worldwide basis. During 2001 and 2002, assumed reinsurance premiums earned were $79.5 million and $122.5 million respectively on treaties in existence. Except for September 11, 2001, losses, loss experience for the division is based almost entirely on actuarial estimates, as actual losses are still in the early stages of development. Actual experience could materially exceed or be less than these estimates. Although significant protection is afforded the Company under the GoshawK treaty, excessive loss development, especially for the 2000 underwriting year or the September 11, 2001, events, could adversely affect the Company's results of operations and financial conditions.

Highlands Insurance Group Contingent Liability

Between January 1, 2000, and April 30, 2001, the Company issued endorsements to certain policyholders of the insurance company subsidiaries of Highlands Insurance Group, Inc. (HIG). Under these endorsements, the Company agreed to assume the policy obligations of the HIG insurance company subsidiaries, if the subsidiaries became unable to pay their obligations by reason of having been declared insolvent by a court of competent jurisdiction. The coverages included property, workers' compensation, commercial automobile, general liability and umbrella. The gross premiums written by the HIG subsidiaries were approximately $88.0 million for the subject policies. In November 2001, HIG disclosed that its A.M. Best rating had been reduced to C- and that its financial plan might trigger some level of regulatory involvement. In December 2001, HIG announced that it would cease issuing any new or renewal policies as soon as practical. HIG has advised the Company that at December 31, 2002, the HIG insurance company subsidiaries had paid losses and LAE under the subject policies of $50.6 million and had established case loss reserves of $18.6 million, net of reinsurance. Incurred but not reported losses are expected to emerge; however, the amount cannot be reasonably determined at this time. If the HIG insurance company subsidiaries are declared insolvent at some future date by a court of competent jurisdiction and are unable to pay losses under the subject policies, the Company would be responsible to pay the amount of the losses incurred and unpaid at such date, and the Company would be entitled to indemnification of a portion of this loss from certain of the reinsurers of the HIG insurance company subsidiaries. The Company would also be subrogated to the rights of the policyholders as creditors of the HIG insurance company subsidiaries.

In a court document dated October 31, 2002, in connection with a bankruptcy petition for the HIG non-insurance subsidiaries, HIG disclosed that the insurance subsidiaries had combined policyholder surplus of approximately $41 million at December 31, 2001. In addition, the court document included projections of HIG's insurance subsidiaries for the next five years which project that they would continue to meet their obligations to their policyholders. HIG's insurance subsidiaries are currently in voluntary liquidation and under close supervision by the state insurance departments involved. The ultimate impact on the HIG insurance company subsidiaries of regulatory action, if any, is not currently determinable, but could be significant.

Holding Company Structure—Limitation on Dividends

SCPIE Holdings is an insurance holding company whose assets consist of all of the outstanding capital stock of SCPIE Indemnity, which in turn owns all of the outstanding capital stock of AHI and AHSIC. As an insurance holding company, SCPIE Holdings' ability to meet its obligations and to pay dividends, if any, may depend upon the receipt of sufficient funds from SCPIE Indemnity. The payment of dividends to SCPIE Holdings by SCPIE Indemnity is subject to general limitations imposed by California insurance laws. See "Business—Regulation—Regulation of Dividends from Insurance Subsidiaries" and "Note 6 to Consolidated Financial Statements."

Anti-Takeover Provisions

SCPIE Holdings' amended and restated certificate of incorporation and amended and restated bylaws include provisions that may delay, defer or prevent a takeover attempt that stockholders may consider to be in their best interests. These provisions include:

- a classified Board of Directors;

- authorization to issue up to 5,000,000 shares of preferred stock, par value $1.00 per share, in one or more series with such rights, obligations, powers and preferences as the Board of Directors may provide;
- a limitation which permits only the Board of Directors, the Chairman of the Board or the President of SCPIE Holdings to call a special meeting of stockholders;
- a prohibition against stockholders acting by written consent;
- provisions prohibiting directors from being removed without cause and only by the affirmative vote of holders of two-thirds of the outstanding shares of voting securities;
- provisions allowing the Board of Directors to increase the size of the Board and to fill vacancies and newly created directorships; and
- advance notice procedures for nominating candidates for election to the Board of Directors and for proposing business before a meeting of stockholders.

In addition, state insurance holding company laws applicable to the Company in general provide that no person may acquire control of SCPIE Holdings without the prior approval of appropriate insurance regulatory authorities. See "Business—Regulation—Holding Company Regulation."

The Company has also adopted a rights plan that could discourage, delay or prevent an acquisition of the Company that is not approved by the Board of Directors of the Company. The rights plan provides for preferred stock purchase rights attached to each share of the Company's Common Stock, which will cause substantial dilution to a person or group acquiring 20% or more of the Company's outstanding stock if the acquisition is not approved by the Company's Board of Directors.

Regulatory and Related Matters

Insurance companies are subject to supervision and regulation by the state insurance authority in each state in which they transact business. Such supervision and regulation relate to numerous aspects of an insurance company's business and financial condition, including limitations on lines of business, underwriting limitations, the setting of premium rates, the establishment of standards of solvency, statutory surplus requirements, the licensing of insurers and agents, concentration of investments, levels of reserves, the payment of dividends, transactions with affiliates, changes of control and the approval of policy forms. Such regulation is concerned primarily with the protection of policyholders' interests rather than stockholders' interests. See "Business—Regulation."

The Risk-Based Capital (RBC) rules provide for different levels of regulatory attention depending on the amount of a company's total adjusted capital compared to its various RBC levels. At December 31, 2002, each of the Insurance Subsidiaries' RBC exceeded the threshold requiring the least regulatory attention. At December 31, 2002, SCPIE Indemnity exceeded this threshold by $32.0 million. If the Company continues to incur material losses, the Company could fall below this threshold.

State regulatory oversight and various proposals at the federal level may in the future adversely affect the Company's results of operations. In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the NAIC and state insurance regulators are reexamining existing laws and regulations, which in many states has resulted in the adoption of certain laws that specifically focus on insurance company investments, issues relating to the solvency of insurance companies, RBC guidelines, interpretations of existing laws, the development of new laws and the definition of extraordinary dividends. See "Business—Regulation."

State Income Taxes on Dividends to Parent Company

In the third quarter of 2002, the Company received a notice of assessment from the California Franchise Tax Board (FTB) for 1997, 1998, 1999 and 2000 in the total amount of $15.4 million, not including the federal tax benefits from the payment of such assessment or interest that might be included on amounts, if any, ultimately paid to the FTB. The assessment is the result of a memorandum issued by the FTB in April 2002. The memorandum, which is based partly on the California Court of Appeals Decision in *Ceridian v. Franchise Tax Board,* challenges the exclusion from California income tax of dividends received by holding companies from their insurance company subsidiaries during the tax years ended on or after December 1, 1997. The assessed amounts, if paid, may be offset, in part, by federal tax benefits. The Company has protested these assessments and while the Company intends to vigorously protest the current and any future assessments, there can be no assurance as to the ultimate outcome of these protests. No amount has been reported in the financial statements pending the resolution of this industry-wide issue.

ITEM 2. PROPERTIES

In July 1998, the Company entered into a lease covering approximately 95,000 square feet of office space for its Company headquarters. The lease is for a term of 10 years ending in 2009 and the Company has options to renew the lease for an additional 10 years. The Company moved its headquarters and principal operations to these offices in March 1999.

The Company also leases office space for its Assumed Reinsurance division in Summit, New Jersey, and claims offices in Reston, Virginia, and San Diego, California. During 2001, the Company closed marketing offices in Phoenix, Arizona, Addison, Texas, and Boca Raton, Florida. During 2002, the Company closed its claims offices in Tampa, Florida, and Sacramento, California.

The Company is the owner of two office buildings that were previously occupied by the Company's headquarters, both located in Beverly Hills, California. One building contains approximately 25,000 square feet of office space and the other office building contains approximately 24,000 square feet. Both office buildings are currently unencumbered and are fully leased to unaffiliated parties.

ITEM 3. LEGAL PROCEEDINGS

The Company is named as defendant in various legal actions primarily arising from claims made under insurance policies and contracts. These actions are considered by the Company in estimating the loss and loss adjustment expense reserves. The Company's management believes that the resolution of these actions will not have a material adverse effect on the Company's financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2002.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Price Range of Common Stock

The Company's Common Stock is publicly traded on the New York Stock Exchange under the symbol "SKP." The following table shows the price ranges per share in each quarter, during the last two years:

	HIGH	LOW
2001		
First quarter	$29.57	$20.20
Second quarter	$21.00	$17.90
Third quarter	$21.50	$15.26
Fourth quarter	$29.25	$15.49
2002		
First quarter	$29.43	$16.98
Second quarter	$16.70	$ 6.08
Third quarter	$ 6.02	$ 3.80
Fourth quarter	$ 7.15	$ 4.00
2003		
First quarter (January 1—March 18)	$ 7.16	$ 5.93

On March 18, 2003, the closing price of the Company's common stock was $6.13.

Stockholders of Record

The approximate number of stockholders of record of the Company's Common Stock as of March 18, 2003, was 5,400.

Dividends

SCPIE Holdings paid cash dividends on its common stock of $0.40 per share in 2001 and 2002. On February 27, 2003, the Board of Directors declared a $0.10 quarterly dividend payable on March 31, 2003, to stockholders of record on March 17, 2003. The continued payment and amount of cash dividends will depend upon, among other factors, the Company's operating results, overall financial condition, capital requirements and general business conditions.

As a holding company, SCPIE Holdings is largely dependent upon dividends from its subsidiaries to pay dividends to its stockholders. These subsidiaries are subject to state laws that restrict their ability to distribute dividends. State law permits payment of dividends and advances within any 12-month period without any prior regulatory approval in an amount up to the greater of 10% of statutory earned surplus at the preceding December 31 or statutory net income for the calendar year preceding the date the dividend is paid. Under these restrictions, neither AHI nor AHSIC may pay a dividend during 2003 to SCPIE Indemnity. SCPIE Indemnity paid a dividend of $3 million in 2002 to SCPIE Holdings and is entitled to pay dividends in 2003 of up to approximately $15.6 million. See "Business—Regulation—Regulation of Dividends from Insurance Subsidiaries" and "Note 6 of the Notes to Consolidated Financial Statements."

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

AS OF OR FOR THE YEARS ENDED DECEMBER 31,	2002	2001	2000	1999	1998
	(In Thousands, except per share data)				
INCOME STATEMENT DATA:					
Net premiums written(1)	$ 251,750	$280,807	$208,203	$153,896	$156,323
Premiums earned	$ 286,063	$235,935	$176,502	$153,192	$157,976
Net investment income	32,231	35,895	34,152	37,697	40,367
Realized investment gains and other revenue	20,940	7,909	1,602	423	11,618
Total revenues	339,234	279,739	212,256	191,312	209,961
Losses and loss adjustment expenses	320,516	304,473	152,602	122,780	132,208
Other operating expenses	79,676	64,732	36,483	29,310	28,211
Interest expenses	66	1,416	780	25	—
Total expenses	400,258	370,621	189,865	152,115	160,419
Income (loss) before federal income taxes	(61,024)	(90,882)	22,391	39,197	49,542
Federal income taxes (benefit)	(22,642)	(32,906)	5,120	9,295	12,566
Net income (loss)	$ (38,382)	$ (57,976)	$ 17,271	$ 29,902	$ 36,976
BALANCE SHEET DATA:					
Total investments	$ 709,261	$713,925	$675,120	$655,391	$793,616
Total assets	1,063,766	977,646	854,645	834,036	921,469
Total liabilities	836,600	718,258	538,104	518,492	534,951
Total stockholders' equity	227,166	259,388	316,541	294,700	386,518
ADDITIONAL DATA:					
Basic earnings (loss) per share of common stock(2)	$ (4.12)	$ (6.22)	$ 1.84	$ 2.63	$ 3.06
Diluted earnings (loss) per share of common stock(2)	(4.12)	(6.22)	1.84	2.62	3.06
Dividends per share of common stock	40	0.40	0.40	0.32	0.24
Book value per share	24.34	27.85	33.92	30.98	32.54
GAAP ratios:					
Loss ratio	112.0%	129.1%	86.4%	80.2%	83.6%
Expense ratio	27.9%	27.4%	20.7%	19.1%	17.9%
Combined ratio	139.9%	156.5%	107.1%	99.3%	101.5%
Statutory capital and surplus	$ 155,785	$181,916	$249,261	$265,459	$343,330

(1) Net premiums written for 2002, 2001 and 2000 reflect the Company's recognition of written premiums on the effective date of the policy rather than on the date premiums were billed. This change had no impact on earned premiums.

(2) Basic earnings (loss) per share of common stock at December 31, 2002, 2001, 2000, 1999 and 1998 are computed using the weighted average number of common shares outstanding during the year of 9,322,249, 9,333,425, 9,375,735, 11,383,592 and 12,074,272, respectively. Diluted earnings per share of common stock at December 31, 2002, 2001, 2000, 1999 and 1998 are computed using the weighted average number of common shares outstanding during the year of 9,322,249 9,333,425, 9,382,494, 11,403,081 and 12,089,013, respectively. For further discussion of basic earnings per share and diluted earnings per share, see the "Notes to Consolidated Financial Statements."

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and the related note thereto appearing elsewhere in this Form 10-K. The consolidated financial statements include the accounts an operations of SCPIE Holdings Inc. (SCPIE Holdings or the Company) and its wholly owned subsidiaries.

Certain statements in the following discussion that are not historical fact constitute "forward-looking statements" withir the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding the Company its business prospects and results of operations are subject to certain risks and uncertainties posed by many factors anc events that could cause the Company's actual business, prospects and results of operations to differ materially from those that may be expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors are discussed in "Business—Risk Factors" and in periodic filings with the Securities and Exchange Commission.

OVERVIEW

The Company conducts its insurance business in two business segments: direct healthcare liability insurance and assumed reinsurance operations. Direct healthcare liability insurance represents professional liability insurance for physicians, oral and maxillofacial surgeons and dentists, healthcare facilities and other healthcare providers. The direct healthcare liability includes premiums assumed under fronting arrangements related to the Brown & Brown dental program. Assumed reinsurance represents the book of assumed worldwide reinsurance of professional, commercial and personal liability coverages, commercial and residential property risks, accident and health and workers' compensation coverages and marine coverages.

YEAR ENDED DECEMBER 31, 2002	DIRECT HEALTHCARE LIABILITY INSURANCE	ASSUMED REINSURANCE	OTHER	TOTAL
		(In Thousands)		
Premiums written	$138,901	$112,849		$251,750
Premiums earned	$163,519	$122,544		$286,063
Net investment income	—	—	$32,231	32,231
Realized investment gains	—	—	18,910	18,910
Income from affiliates	—	—	750	750
Other revenue	—	—	1,280	1,280
Total revenues	163,519	122,544	53,171	339,234
Losses and loss adjustment expenses	197,456	123,060	—	320,516
Other operating expenses	32,398	47,278	—	79,676
Interest expense	—	—	66	66
Total expenses	229,854	170,338	66	400,258
Segment (loss) income before federal income tax	$ (66,335)	$ (47,794)	$53,105	$ (61,024)
Loss ratio	120.8%	100.4%		112.0%
Underwriting ratio	19.8%	38.6%		27.9%
Combined ratio	140.6%	139.0%		139.9%

YEAR ENDED DECEMBER 31, 2001	DIRECT HEALTHCARE LIABILITY INSURANCE	ASSUMED REINSURANCE	OTHER	TOTAL
		(In Thousands)		
Premiums written	$ 168,600	$112,207		$280,807
Premiums earned	$ 156,442	$ 79,493		$235,935
Net investment income	—	—	$35,895	35,895
Realized investment gains	—	—	5,707	5,707
Income from affiliates	—	—	1,327	1,327
Other revenue	—	—	875	875
Total revenues	156,442	79,493	43,804	279,739
Losses and loss adjustment expenses	220,311	84,162	—	304,473
Other operating expenses	45,820	18,912	—	64,732
Interest expense	—	—	1,416	1,416
Total expenses	266,131	103,074	1,416	370,621
Segment (loss) income before federal income tax	$(109,689)	$ (23,581)	$42,388	$ (90,882)
Loss ratio	140.8%	105.9%		129.1%
Underwriting ratio	29.3%	23.8%		27.4%
Combined ratio	170.1%	129.7%		156.5%

YEAR ENDED DECEMBER 31, 2000	DIRECT HEALTHCARE LIABILITY INSURANCE	ASSUMED REINSURANCE	OTHER	TOTAL
		(In Thousands)		
Premiums written	$177,703	$30,500		$208,203
Premiums earned	$149,404	$27,098		$176,502
Net investment income	—	—	$34,152	34,152
Realized investment gains (losses)	—	—	(400)	(400)
Equity earnings from affiliates	—	—	880	880
Other revenue	—	—	1,122	1,122
Total revenues	149,404	27,098	35,754	212,256
Losses and loss adjustment expenses	129,307	23,295	—	152,602
Other operating expenses	32,333	4,150		36,483
Interest expenses	—	—	780	780
Total expenses	161,640	27,445	780	189,865
Segment (loss) income before federal income tax	$ (12,236)	$ (347)	$34,974	$ 22,391
Loss ratio	86.6%	86.0%		86.4%
Underwriting ratio	21.6%	15.3%		20.7%
Combined ratio	108.2%	101.3%		107.1%

Direct Healthcare Liability Insurance

The Company has been a leading writer of medical malpractice insurance for physicians and healthcare providers in California for many years. In 1996, the Company began expansion into other professional liability products and into other geographical markets. The principal product expansion was into professional liability insurance for hospitals. From 1997 through 1999, the Company added more than 75 hospitals to its program. These policies were written through national and regional brokers and covered facilities in four states outside California. At approximately the same time, the Company undertook a major geographic expansion in the physician and small medical group market through an arrangement with Brown & Brown, a leading publicly held insurance broker. This arrangement commenced in 1998, eventually encompassed nine states and in 2000 was expanded to include dentists in two states. During the same period, the Company also expanded into underwriting greater risk nonstandard physicians in a number of states outside California.

The Company encountered intense price competition in its hospital expansion efforts. During 2000, the Company incurred unacceptable losses under its hospital policies. The Company experienced adverse loss development in its prior years loss reserves for hospitals and significant ongoing losses in this program, which is reflected in the results for the year ended December 31, 2000. The Company substantially reduced its hospital exposures during 2000 through policy nonrenewals and rate increases. At the beginning of 2001, it insured only 15 hospitals, and this was reduced to 10 hospitals at December 31, 2001, and the last hospital policy expired in December 2002.

In 2000, 2001 and 2002, the Company derived approximately 23%, 29% and 31% of its healthcare liability earned premium volume, respectively, from policies issued outside the state of California, principally under the Brown & Brown and nonstandard physician programs. In 2001, the Company recognized that these programs were seriously underpriced and implemented significant premium increases, averaging approximately 40% and 30% in 2001 and 2002, respectively, in its principal non-California markets, and immediately instituted more stringent underwriting and pricing guidelines in these states. Despite the significant price increases and more stringent underwriting guidelines, the non-California programs produced significant underwriting losses in 2000, 2001 and 2002.

The Company and Brown & Brown agreed to terminate both the physician and dental programs no later than March 6, 2003. During 2002, the Company continued to issue and renew those policies under the Brown & Brown programs that satisfy the stringent underwriting standards. The Company applied these same standards to the nonstandard physician policies renewed outside California. As of December 31, 2001, 2,997 policies were in force related to the Brown & Brown program. That number was reduced to 813 policies as of December 31, 2002. The Company issued no new nonstandard physician policies outside of California in 2002.

During 2003, the Company will concentrate its efforts on maintaining its core physician and medical group business in California and Delaware. The Company does not expect to initiate any significant new programs outside California during 2003.

Assumed Reinsurance

The Company rapidly expanded its assumed reinsurance operations since it formed the division in late 1999. Written premiums were $112.8, $112.2 and $30.5 million, respectively for 2002, 2001 and 2000. Earned premiums, which lag behind written premiums, were $122.5, 79.5 and $27.1 million, respectively for 2002, 2001 and 2000.

Loss experience in this segment is based significantly on actuarial estimates, as actual losses are still in their early stages of development. In 2001, the unprecedented September 11, 2001, terrorist attack materially impacted the results in this segment. The Company identified losses of $19.6 million, net of reinsurance benefit as of December 31, 2001, and a further $15.4 million in losses has been recorded in 2002.

In December 2002, the Company entered a 100% quota share reinsurance agreement with GoshawK that divested substantially all of the Company's ongoing assumed reinsurance operations.

The cession under the GoshawK reinsurance treaty impacted 2002 assumed reinsurance results negatively by $36.9 million.

Direct Healthcare Liability Insurance Segment

The Company underwrites professional and related liability policy coverages for physicians (including oral and maxillofacial surgeons), physician medical groups and clinics, hospitals, dentists, managed care organizations and other providers in the healthcare industry. As a result of the Company's withdrawal from certain segments of the healthcare industry, the premiums earned are split between core and non-core premium. Core premium represents California and Delaware business excluding the Brown & Brown dental program and hospital business. Non-core business represents other state business related to the Brown & Brown and hospital programs including those in California. The following table summarizes by core and non-core business the underwriting results of the direct healthcare liability insurance segment for the periods indicated.

Direct Healthcare Liability Insurance Segment
Underwriting Results

	CORE	NON-CORE	TOTAL
YEAR ENDED DECEMBER 31, 2002			
Premiums written	$116,984	$ 21,917	$ 138,901
Premiums earned	$116,126	$ 47,393	$ 163,519
Losses and LAE incurred	105,852	91,604	197,456
Underwriting expenses	22,786	9,612	32,398
Underwriting loss	(12,512)	(53,823)	(66,335)
Loss and LAE ratio	91.2%	193.3%	120.8%
Underwriting ratio	19.6%	20.3%	19.8%
Combined ratio	110.8%	213.6%	140.6%
YEAR ENDED DECEMBER 31, 2001			
Premiums written	$111,655	$ 56,945	$ 168,600
Premiums earned	$106,547	$ 49,895	$ 156,442
Losses and LAE incurred	112,024	108,287	220,311
Underwriting expenses	21,749	24,071	45,820
Underwriting loss	(27,226)	(82,463)	(109,689)
Loss and LAE ratio	105.2%	217.1%	140.8%
Underwriting ratio	20.4%	48.2%	29.3%
Combined ratio	125.6%	265.3%	170.1%
YEAR ENDED DECEMBER 31, 2000			
Premiums written	$ 97,078	$ 80,625	$ 177,703
Premiums earned	$ 95,758	$ 53,646	$ 149,404
Losses and LAE incurred	65,505	63,802	129,307
Underwriting expenses	13,760	18,573	32,333
Underwriting gain (loss)	16,493	(28,729)	(12,236)
Loss and LAE ratio	68.4%	119.0%	86.6%
Underwriting ratio	14.4%	34.6%	21.6%
Combined ratio	82.8%	153.6%	108.2%

Core Business

Premiums written for the core business increased 4.8% and 15.0%, in 2002 and 2001, respectively, as average rate increases of 8.4% and 10.6% in 2002 and 2001, respectively, were partially offset by a decline in the number of insureds. Premiums earned in the core direct healthcare liability insurance business increased 9.0% and 11.3% in 2002 and 2001, respectively, primarily due to rate increases.

The loss ratio for 2002 was 91.2% compared to a loss ratio of 105.2% for 2001. The change in loss ratio reflected increases in average claim costs offset by a decline in the frequency of claims and the effect of the average rate increases on earned premiums. Losses and LAE increased significantly in 2001 from 2000 primarily due to smaller favorable developments in 2001 on prior-year reserves.

The expense ratio decreased from 20.4% in 2001 to 19.6% in 2002. The primary reason for the change was staff reductions implemented in April and November 2002. The underwriting expense ratio increased in 2001 primarily due to a larger proportion of the core business being written through general agencies, thus increasing commission expenses.

Non-Core Business

Premiums written decreased in 2002 to $21.9 million from $56.9 million in 2001 and $80.6 million in 2000. This resulted from significant average rate increases of 40% and 30% in 2001 and 2002, respectively, being offset by even more significant declines in the number of Brown & Brown insureds in 2002 from 2,997 at December 31, 2001, to 813 insureds at December 31, 2002. The increases in rates and the significant decline in insureds resulted from the Company's remedial actions taken to mitigate the significant losses arising from this business. After March 6, 2003, no new or renewal business will be written in the non-core programs as the Company exists these markets. The decrease in written premium in 2001 was primarily the result of this decline in hospital writings. Premium earned in the non-core direct healthcare liability insurance business decreased as the Company began its withdrawal from states other than California and Delaware and its hospital program wound down in 2002 and 2001 and written premium declined.

The lower loss ratio in 2002 of 193.3% compared to 217.1% in 2001 is the result of the significant rate increases being offset by additional upward development in loss reserves for prior years of $16.4 million in 2002. Despite the significant rate increases taken in 2001, the loss ratio deteriorated significantly in 2001 from 2000 as adverse development of $21.2 million in 2001 from prior years began to emerge. This development related primarily to programs administered by the Brown & Brown agency. In addition, general increases in average claim costs continued to rise for the non-core business.

The underwriting expense ratio increased in 2001 versus 2000 as the Company expensed previously deferred acquisition costs in 2001 in light of the unprofitability of the non-core business. The underwriting expense ratio changed from 48.2% in 2001 to 20.3% in 2002. The primary reason for the change was the expense charge in 2001 of acquisition costs previously deferred and the impact of closing out of state offices.

Assumed Reinsurance Segment

The following table summarizes the underwriting results of the assumed reinsurance segment for the periods indicated.

	Assumed Reinsurance Segment Underwriting Results		
FOR THE YEAR ENDED DECEMBER 31,	2002	2001	2000
Premiums written	$112,849	$112,207	$30,500
Premiums earned	$122,544	$ 79,493	$27,098
Underwriting expenses			
Losses	107,680	64,539	23,295
WTC losses	15,380	19,623	—
Underwriting and other operating expenses	47,278	18,912	4,150
Underwriting loss	(47,794)	(23,581)	(347)
Loss ratio	100.4%	105.9%	86.0%
Expense ratio	38.6%	23.8%	15.3%
Combined ratio	139.0%	129.7%	101.3%

The Assumed Reinsurance Segment continued to expand in 2002. Premiums written increased 267% in 2001 as more and larger treaties were added to the portfolio. The 2002 written premium for the assumed reinsurance segment was essentially unchanged from 2001 as premiums were ceded under the GoshawK treaty in the fourth quarter 2002. Premiums earned increased to $122.5 million in 2002 from $79.5 million in 2001 and $27.1 million in 2000. The increase in earned premiums is primarily attributable to the increase in premiums written in 2001 and the beginning of 2002.

The loss ratio declined in 2002 to 100.4% from 105.9% in 2001. The year 2002 and 2001 loss ratios were impacted by 12.6 and 24.7 percentage points, respectively, because of the World Trade Center terrorist attack. The loss ratios without the effect of the World Trade Center terrorist attack were 87.8% and 81.2% for 2002 and 2001 respectively. This increase represents changes in 2002 to the initial estimates of loss ratios for prior years as more information became available and was reported to the Company.

The underwriting and other operating expense ratio was 38.6% in 2002 and 23.8% in 2001 and 15.3% in 2000. The underwriting and other operating expense ratio increased in 2001 over 2000 as commission rates rose as proportionately more business was written from Lloyd's syndicates which generally have higher expense ratios. The underwriting and other operating expense ratio increased in 2002, primarily because of the GoshawK transaction expenses discussed below.

As a result of the Insurance Subsidiaries' decline in statutory surplus in 2001 and the resulting impact on the capital adequacy ratios under the A.M. Best and NAIC capital adequacy models, the Company attempted to raise additional capital in the first half of 2002. Due to market conditions at that time, its capital raising efforts were unsuccessful. In the latter half of 2002, the Company focused on attaining a reinsurance agreement to retrocede the future written and earned premium after June 30, 2002, related to its assumed reinsurance business. This course of action culminated in the signing of a reinsurance agreement with a subsidiary of GoshawK in December 2002. This treaty cedes effectively all of the unearned premium and future reported premium after June 30, 2002, for the assumed business written for underwriting years 2001 and 2002 by the Company ($129.3 million in 2002 and approximately $63 million to be written in future periods.) This treaty relieves the Company of significant underwriting leverage in 2002 and 2003 and significantly improves the Company's risk-based capital adequacy ratios under both the A.M. Best and NAIC models.

The treaty has no limitations on loss recoveries and includes a profit-sharing provision should the combined ratios calculated on the base premium ceded be below 100%. The treaty requires GoshawK to reimburse the Company for its acquisition and administrative expenses. In addition, the Company is required to pay GoshawK additional premium in excess of the base premium ceded of 14.3% or an estimated $27.5 million. The additional premium reduced 2002 earned premium by $18.5 million and will reduce 2003 earned premium by an estimated $9 million.

The GoshawK reinsurance treaty has both prospective and retroactive elements as defined in Financial Accounting Standards Board Statement (FASB) No. 113, *Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts*. As such, any gains under the contract will be deferred and amortized to income based upon the expected recovery. No gains are anticipated currently. Losses related to future earned premium ceded, as well as, as development on losses related to existing earned premium ceded after June 30, 2002, will ultimately determine whether a gain will be recorded under the contract.

The retroactive accounting treatment required under FASB 113 requires that a charge to income be recorded to the extent premiums ceded under the contract are in excess of the estimated losses and expenses ceded under the contract. The charge related to the cession of the unearned premium as of July 1, 2002, and ceded premium written in the third quarter is included in operating expenses in the Assumed Reinsurance Segment. The charge and placement fees amounted to $18.4 million and was recorded in the fourth quarter 2002. The assumed reinsurance premiums written in the fourth quarter 2002 ceded to GoshawK has reduced premiums written for the segment with a corresponding reduction in premiums earned and net incurred losses.

Other Operations

Net investment income decreased $3.7 million or 10.2% to $32.2 million in 2002 from $35.9 million in 2001. This decrease is primarily a result in the decline in average rate of return from 5.2% in 2001 to 4.7% in 2002. 2001 net investment income increased approximately $1.7 million to $35.9 million from $34.2 million in 2000. This increase was a result of a 1.1% increase in average invested assets and a shift in investment mix from tax-exempt securities to higher-yielding taxable bonds in 2001. The average rate of return on invested assets was 5.1% and 5.2% in 2001 and 2000, respectively. The Company realized $18.9 million in capital gains in 2002 versus $5.7 million in 2001. This increased statutory capital for insurance regulatory purposes and improved the Insurance Subsidiaries' risk-based capital ratios. During 2001, the Company realized $5.7 million of investment gains as compared to $0.4 million in realized investment losses in 2000.

The Company had an income tax benefit of $22.6 million in 2002 compared to a benefit of $32.9 million in 2001 and expense of $5.1 million in 2000.

LIQUIDITY AND CAPITAL RESOURCES

The primary sources of the Company's liquidity are insurance premiums, net investment income, recoveries from reinsurers and proceeds from the maturity or sale of invested assets. Funds are used to pay losses, LAE, operating expenses, reinsurance premiums and taxes.

Because of uncertainty related to the timing of the payment of claims, cash from operations for a property and casualty insurance company can vary substantially from period to period. During 2002, the Company had negative cash flow from operations of $24.5 million compared to positive cash flow of $33.4 million in 2001. The negative cash flow in 2002 was principally attributable to decreased premium written and increased loss payments on the non-core healthcare liability business and the GoshawK reinsurance agreement.

The Company invests its cash flow from operations in both fixed-maturity securities and equity securities. The Company's current policy is to limit its investment in equity securities and its real estate to no more than 8.0% of the total market value of its investments. Accordingly, the Company's portfolio of unaffiliated equity securities had a fair value of $34.2 million at December 31, 2002. The Company plans to continue its focus on taxable fixed-maturity securities for the indefinite future.

The Company maintains a portion of its investment portfolio in high-quality, short-term securities to meet short-term operating liquidity requirements, including the payment of losses and LAE. Short-term investments totaled $105.9 million, or 14.9% of invested assets, at December 31, 2002. The Company believes that all of its short-term and fixed-maturity securities are readily marketable.

SCPIE Holdings is an insurance holding company whose assets primarily consist of all of the capital stock of its insurance company subsidiaries. Its principal sources of funds are dividends from its subsidiaries and proceeds from the issuance of debt and equity securities. The insurance company subsidiaries are restricted by state regulation in the amount of dividends they can pay in relation to earnings or surplus, without the consent of the applicable state regulatory authority, principally the California Department of Insurance. SCPIE Holdings' principal insurance company subsidiary may pay dividends to SCPIE Holdings in any 12-month period, without regulatory approval, to the extent such dividends do not exceed the greater of (i) 10% of its statutory surplus at the end of the preceding year or (ii) its statutory net income for the preceding year. Applicable regulations further require that an insurer's statutory surplus following a dividend or other distribution be reasonable in relation to its outstanding liabilities and adequate to meet its financial needs, and permit the payment of dividends only out of statutory earned (unassigned) surplus unless the payment out of other funds receives regulatory approval. The amount of dividends that the insurance company subsidiaries are able to pay to SCPIE Holdings during 2003 without prior regulatory approval is approximately $15.6 million.

Common stock dividends paid to stockholders were $0.40 per share in 2002. These dividends were funded through dividends from the Company's insurance subsidiaries received in prior years. The Company has declared a quarterly dividend of $0.10 per share, payable on March 31, 2003. Payment of future dividends is subject to Board approval, earnings and the financial condition of the Company. As of December 31, 2002, SCPIE Holdings held cash and short-terms securities of $10.5 million. Based on historical trends, market conditions and its business plans, the Company believes that its sources of funds (including dividends from the Insurance Subsidiaries) will be sufficient to meet the liquidity needs of SCPIE Holdings over the next 18 months and beyond.

The Company had borrowings of $9.0 million outstanding at December 31, 2001, under a Credit Agreement with three bank lenders. On February 28, 2002, the Company fully repaid the outstanding balance, and the parties terminated the Credit Agreement. See "Note 8 to Consolidated Financial Statements."

CONTRACTUAL COMMITMENTS

The Company has certain contractual obligations and commercial commitments principally for providing letters of credit in connection with its assumed reinsurance segment and for leasing office space for its headquarters and other regional offices. The table below presents the contractual payments due by period or expiration period for each obligation or commitment:

Contractual commitments as of December 31, 2002, are as follows:

	2003	2004	2005	2006	2007	Thereafter
	Payments Due by Period (in thousands)					
Operating Leases	$2,991	$2,934	$3,006	$3,035	$3,177	$2,640

In November 2001, the Company arranged a letter of credit facility in the amount of $50 million with Barclays Bank PLC. Letters of credit issued under the facility fulfill the requirements of Lloyd's and guarantee loss reserves under reinsurance contracts. As of December 31, 2002, letter of credit issuance under the facility was approximately $46.3 million. Securities of $50.1 million are pledged as collateral under the facility.

CRITICAL ACCOUNTING POLICIES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). Preparation of financial statements in accordance with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related notes. Management believes that the following critical accounting policies, among others, affect the more significant judgments and estimates used in the preparation of the Consolidated Financial Statements. Actual results may differ from these estimates under different assumptions or conditions.

Premium Revenue Recognition

Direct healthcare liability insurance premiums written are primarily earned on a daily pro rata basis over the terms of the policies. Accordingly, unearned premiums represent the portion of premiums written which is applicable to the unexpired portion of the policies in force. Reinsurance premiums assumed are estimated based on information provided by ceding companies. The information used in establishing these estimates is reviewed and subsequent adjustments are recorded in the period in which they are determined. These premiums are earned over the terms of the related reinsurance contracts.

Loss and Loss Adjustment Expense Reserves

Unpaid losses and loss adjustment expenses are comprised of case reserves for known claims, incurred but not reported reserves for unknown claims and any potential development for known claims, and reserves for the cost of administration and settlement of both known and unknown claims. Such liabilities are established based on known facts and interpretation of circumstances, including the Company's experience with similar cases and historical trends involving claim payment patterns, loss payments and pending levels of unpaid claims, as well as court decisions and economic conditions. The effects of inflation are considered in the reserving process. Establishing appropriate reserves is an inherently uncertain process; the ultimate liability may be in excess of or less than the amount provided. Any increase in the amount of reserves, including reserves for insured events of prior years, could have an adverse effect on the Company's results for the period in which the adjustments are made. The Company utilizes both its internal actuarial staff and independent actuaries in establishing its reserves. The Company does not discount its loss and loss adjustment expense reserves.

The Company had a growing volume of assumed reinsurance between 1999 and 2002. Assumed reinsurance is a line of business with an inherent volatility. Also in the absence of a historical data base of our own experience due to the newness of the program, greater reliance is placed on underwriting and industry information to estimate the appropriate loss reserves.

The assumed reinsurance business has exposure to losses from the events of September 11, 2001. Estimation of ultimate liabilities for this exposure is unusually difficult and thus subject to significantly greater than normal variation and uncertainty.

Deferred Policy Acquisition Costs

Deferred policy acquisition costs include commissions, premium taxes and other variable costs incurred in connection with writing business. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income, including investment income. If such costs are estimated to be unrecoverable, they are expensed. Recoverability is analyzed based on the Company's assumptions related to the underlying policies written, including the lives of the underlying policies, growth rate of the assets supporting the liabilities, and level of expenses necessary to maintain the policies over their entire lives. Deferred policy acquisition costs are amortized over the period in which the related premiums are earned.

EFFECT OF INFLATION

The primary effect of inflation on the Company is considered in pricing and estimating reserves for unpaid losses and LAE for claims in which there is a long period between reporting and settlement, such as medical malpractice claims. The actual effect of inflation on the Company's results cannot be accurately known until claims are ultimately settled.

Based on actual results to date, the Company believes that loss and LAE reserve levels and the Company's rate making process adequately incorporate the effects of inflation.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The investment portfolio of the Company is subject to various market risk exposures, including interest rate risk, credit risk and equity price risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of fixed-maturity investments. Concentrations of credit risk with respect to fixed-maturities are limited due to the large number of such investments and their distributions across many different industries and geographics.

The Company invests its assets primarily in fixed-maturity securities, which at December 31, 2002, comprised 76.0% of total investments at market value. U.S. government and tax-exempt bonds represent 45.4% of the market values of fixed-maturity investments, with the remainder consisting almost entirely of mortgage-backed securities and corporate bonds. Equity securities, consisting primarily of common stocks, account for 4.8% of total investments at market value. The other investment, which is comprised of a mutual fund investment that contains derivative financial instruments, accounts for 2.1% of total investments at market value. 14.9% of the investment portfolio consists of highly liquid short-term money market funds. The remaining 2.2% of investments consists of real estate leased to third parties.

The value of the fixed-maturity portfolio is subject to interest rate risk. As market interest rates decrease, the value of the portfolio goes up with the opposite holding true in rising interest rate environments. A common measure of the interest sensitivity of fixed-maturity assets is modified duration, a calculation that takes maturity, coupon rate, yield and call terms to calculate an average age of the expected cash flows. The longer the duration, the more sensitive the asset is to market interest rate fluctuations.

The value of the common stock equity investments is dependent upon general conditions in the securities markets and the business and financial performance of the individual companies in the portfolio. Values are typically based on future economic prospects as perceived by investors in the equity markets.

The Company also holds an investment in a limited partnership, which invests in a portfolio of offshore hedge funds. The investment return depends on the performance of the portfolio, which includes both interest rate risk and credit risk. This investment had a value of $15.0 million at December 31, 2002.

The Company's invested assets are subject to interest rate risk. The following table presents the effect on current estimated fair values of the fixed-maturity securities available for sale and common stocks assuming a 100-basis-point increase in market interest rates and a 10% decline in equity prices. The analysis excludes real estate and the other investment.

	Carrying Value	Estimated Fair Value at Current Market Rates/Prices	Estimated Fair Value At Adjusted Market Rates/Prices as Indicated Below
		(In Thousands)	
December 31, 2002			
Interest rate risk*			
Fixed-maturity securities available for sale	$538,675	$538,675	$517,021
Equity price risk**			
Common stocks	$ 34,237	$ 34,237	$ 30,814
December 31, 2001			
Interest rate risk*			
Fixed-maturity securities available for sale	$569,144	$569,144	$542,048
Equity price risk**			
Common stocks	$ 29,098	$ 29,098	$ 26,188

* Adjusted interest rates assume a 100-basis-point increase in market rates

** Adjusted equity prices assume a 10% decline in market values

For all its financial assets and liabilities, the Company seeks to maintain reasonable average durations, consistent with the maximization of income without sacrificing investment quality and providing for liquidity and diversification.

The estimated fair values at current market rates for financial instruments subject to interest rate risk in the table above are the same as those disclosed in Note 2 to Consolidated Financial Statements. The estimated fair values at the adjusted market rates (assuming a 100-basis-point increase in market interest rates) are calculated using discounted cash flow analysis and duration modeling where appropriate. The estimated values do not consider the effect that changing interest rates could have on prepayment activity (e.g., mortgages underlying mortgage-backed securities).

This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of the Company's financial instruments. The actual impact of market interest rate and price changes on the financial instruments may differ significantly from those shown in the sensitivity analysis. The sensitivity analysis is further limited as it does not consider any actions the Company could take in response to actual and/or anticipated changes in interest rates and equity prices.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Company's Consolidated Financial Statements and related notes, including supplementary data, are set forth in the "Index" on page 56 hereof.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information regarding Directors of the Company is incorporated by reference to the section titled "Election of Directors" in the Company's definitive proxy statement filed with the SEC in connection with the Annual Meeting of Stockholders to be held on May 15, 2003 (the Proxy Statement). Information regarding Executive Officers is set forth in Item 1 of Part I of this Form 10-K report under the caption "Executive Officers."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the Proxy Statement under the heading "Executive Compensation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to the Proxy Statement under the heading "Stock Ownership" and "Equity Compensation Plan Information."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference to the Proxy Statement under the heading "Certain Relationships and Related Transactions."

ITEM 14. CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (SEC), and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Within 90 days prior to the date of this Annual Report on Form 10-K, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on the foregoing, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

There have been no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Chief Executive Officer and the Chief Financial Officer completed their evaluation.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS AND SCHEDULES, AND REPORTS ON FORM 8-K

(a)(1) and (a)(2) and (d) FINANCIAL STATEMENTS AND SCHEDULES. Reference is made to the "Index—Financial Statements and Financial Statement Schedule—Annual Report on Form 10-K" filed on page 56 of this Form 10-K report.

(a) (3) Exhibits:

NUMBER	DOCUMENT
2.	Amended and Restated Plan and Agreement of Merger by and among SCPIE Holdings Inc., SCPIE Indemnity Company and Southern California Physicians Insurance Exchange dated August 8, 1996, as amended December 19, 1996. (filed with the Company's Registration Statement on Form S-1 (No. 33-4450) and incorporated herein by reference).
3.1	Amended and Restated Certificate of Incorporation. (filed with the Company's Registration Statement on Form S-1 (No. 33-4450) and incorporated herein by reference).
3.2	Amended and Restated Bylaws. (filed with the Company's Quarterly Report on Form 10-Q on August 16, 1999 and incorporated herein by reference).
10.1	Amended and Restated Employment Agreement dated January 2, 2003, between SCPIE Management Company and Donald J. Zuk.
10.2	First Excess of Loss Treaty No. 01-95-0020 with various subscribing reinsurers. (filed with the Company's Registration Statement on Form S-1 (No. 33-4450) and incorporated herein by reference).
10.3	Second Excess of Loss Treaty No. 01-95-0021 with various subscribing reinsurers. (filed with the Company's Registration Statement on Form S-1 (No. 33-4450) and incorporated herein by reference).
10.4	Third Excess of Loss Treaty No. 01-95-0022 with various subscribing reinsurers. (filed with the Company's Registration Statement on Form S-1 (No. 33-4450) and incorporated herein by reference).
10.5	Fourth Excess of Loss Treaty No. 01-95-0599 with various subscribing reinsurers. (filed with the Company's Registration Statement on Form S-1 (No. 33-4450) and incorporated herein by reference).
10.6	Per Policy Excess of Loss Treaty No. 01-94-0365 with various subscribing reinsurers. (filed with the Company's Registration Statement on Form S-1 (No. 33-4450) and incorporated herein by reference).
10.7	Reinstatement/Retroactive/Aggregate Extension Excess of Loss Treaty No. 01-95-0879 with various subscribing reinsurers. (filed with the Company's Registration Statement on Form S-1 (No. 33-4450) and incorporated herein by reference).
10.8	Medical Malpractice Surplus Reinsurance Treaty between SCPIE and Lloyd's Syndicate No. 1010 and Syndicates Comprising 1007 Group underwritten for by CW Spreckley, Esq. and others, effective date January 1, 1996, Treaty No. 01-95-0374. (filed with the Company's Registration Statement on Form S-1 (No. 33-4450) and incorporated herein by reference).
10.9	Physician Medical Malpractice/Hospital Professional Liability Quota Share Reinsurance Agreement between Hannover Ruckversicherungs, Aktiengesellschaft/Eisen Und Stahl Ruckversicherungs-Aktiengesellschaft, Hannover, Germany, and various subscribing reinsurers, effective date January 1, 1995, Treaty No. 01-95-0694. (filed with the Company's Registration Statement on Form S-1 (No. 33-4450) and incorporated herein by reference).
10.10	First Excess of Loss Treaty No. 01-96-0020 with various subscribing reinsurers. (filed with the Company's Registration Statement on Form S-1 (No. 33-4450) and incorporated herein by reference).
10.11	Second Excess of Loss Treaty No. 01-96-0021 with various subscribing reinsurers. (filed with the Company's Registration Statement on Form S-1 (No. 33-4450) and incorporated herein by reference).
10.12	Third Excess of Loss Treaty No. 01-96-0022 with various subscribing reinsurers. (filed with the Company's Registration Statement on Form S-1 (No. 33-4450) and incorporated herein by reference).

NUMBER	DOCUMENT
10.13	Fourth Excess of Loss Treaty No. 01-96-0599 with various subscribing reinsurers. (filed with the Company's Registration Statement on Form S-1 (No. 33-4450) and incorporated herein by reference).
10.14	Per Policy Excess of Loss Treaty No. 01-96-0365 with various subscribing reinsurers. (filed with the Company's Registration Statement on Form S-1 (No. 33-4450) and incorporated herein by reference).
10.15	Addendum No. 1 to the Reinstatement/Retroactive/Aggregate Extension Excess of Loss Treaty No. 01-96-0879 with various subscribing reinsurers. (filed with the Company's Registration Statement on Form S-1 (No. 33-4450) and incorporated herein by reference).
10.16	Quota Share Reinsurance Agreement Treaty No. 01-96-0922. (filed with the Company's Registration Statement on Form S-1 (No. 33-4450) and incorporated herein by reference).
10.17	First Excess of Loss Treaty No. 01-97-0020 with various subscribing reinsurers. (filed with the Company's Annual Report on Form 10-K on March 31, 1998 and incorporated herein by reference).
10.18	Second Excess of Loss Treaty No. 01-97-0021 with various subscribing reinsurers. (filed with the Company's Annual Report on Form 10-K on March 31, 1998 and incorporated herein by reference).
10.19	Third Excess of Loss Treaty No. 01-97-0022 with various subscribing reinsurers. (filed with the Company's Annual Report on Form 10-K on March 31, 1998 and incorporated herein by reference).
10.20	Fourth Excess of Loss Treaty No. 01-97-0599 with various subscribing reinsurers. (filed with the Company's Annual Report on Form 10-K on March 31, 1998 and incorporated herein by reference).
10.21	Per Policy Excess of Loss Treaty No. 01-97-0365 with various subscribing reinsurers. (filed with the Company's Annual Report on Form 10-K on March 31, 1998 and incorporated herein by reference).
10.22	Addendum No. 2 to the Reinstatement/Retroactive/Aggregate Extension Excess of Loss Treaty No. 01-97-0879 with various subscribing reinsurers. (filed with the Company's Annual Report on Form 10-K on March 31, 1998 and incorporated herein by reference).
10.23	Quota Share Reinsurance Treaty No. 1-97-0922. (filed with the Company's Annual Report on Form 10-K on March 31, 1998 and incorporated herein by reference).
10.24	First Excess of Loss Reinsurance Treaty No. 01-97-1134 with various subscribing reinsurers. (filed with the Company's Annual Report on Form 10-K on March 31, 1999 and incorporated herein by reference).
10.25	Second Excess of Loss Reinsurance Treaty No. 01-97-1135 with various subscribing reinsurers. (filed with the Company's Annual Report on Form 10-K on March 31, 1999 and incorporated herein by reference).
10.26	First Excess of Loss Treaty No. 01-98-0020 with various subscribing reinsurers. (filed with the Company's Annual Report on Form 10-K on March 31, 1999 and incorporated herein by reference).
10.27	Second Excess of Loss Treaty No. 01-98-0021 with various subscribing reinsurers (filed with the Company's Annual Report on Form 10-K on March 31, 1999 and incorporated herein by reference).
10.28	Third Excess of Loss Treaty No. 01-98-0022 with various subscribing reinsurers. (filed with the Company's Annual Report on Form 10-K on March 31, 1999 and incorporated herein by reference).
10.29	Fourth Excess of Loss Treaty No. 01-98-0599 with various subscribing reinsurers. (filed with the Company's Annual Report on Form 10-K on March 31, 1999 and incorporated herein by reference).
10.30	Quota Share Reinsurance Treaty No. 1-98-0922. (filed with the Company's Annual Report on Form 10-K on March 31, 1999 and incorporated herein by reference).
10.31	SCPIE Management Company Retirement Income Plan, as amended and restated, effective January 1, 1989. (filed with the Company's Registration Statement on Form S-1 (No. 33-4450) and incorporated herein by reference).
10.32	The SMC Cash Accumulation Plan, dated July 1, 1991, as amended. (filed with the Company's Registration Statement on Form S-1 (No. 33-4450) and incorporated herein by reference).

NUMBER	DOCUMENT
10.33	Inter-Company Pooling Agreement effective January 1, 1997. (filed with the Company's Annual Report on Form 10-K on March 31, 1998 and incorporated herein by reference).
10.34	SCPIE Holdings Inc. and Subsidiaries Consolidated Federal Income Tax Liability Allocation Agreement effective January 1, 1996. (filed with the Company's Annual Report on Form 10-K on March 31, 1998 and incorporated herein by reference).
10.35	Form of Indemnification Agreement. (filed with the Company's Registration Statement on Form S-1 (No. 33-4450) and incorporated herein by reference).
10.36	Lease between Wh/WSA Realty, L.L.C., a Delaware limited liability company and SCPIE Holdings Inc., a Delaware corporation dated July 31, 1998. (filed with the Company's Annual Report on Form 10-K on March 31, 1998 and incorporated herein by reference).
10.37	Quota Share Reinsurance Agreement between Fremont Indemnity Company and SCPIE Indemnity Company, effective January 1, 1998. (filed with the Company's Annual Report on Form 10-K on March 31, 1998 and incorporated herein by reference).
10.38	Assumption Reinsurance Agreement between Fremont Indemnity Company and American Healthcare Indemnity Company, effective January 1, 1998. (filed with the Company's Annual Report on Form 10-K on March 31, 1998 and incorporated herein by reference).
10.39	First Casualty Excess of Loss Reinsurance Agreement No. S06000-251 99-01-01 SR with various subscribing reinsurers. (filed with the Company's Annual Report on Form 10-K on March 31, 2000 and incorporated herein by reference).
10.40	Second Casualty Excess of Loss Reinsurance Agreement No. S06000-252 99-01-01 SR with various subscribing reinsurers. (filed with the Company's Annual Report on Form 10-K on March 31, 2000 and incorporated herein by reference).
10.41	Casualty Clash Excess of Loss Reinsurance Agreement No. S06000-253 99-01-01 SR with various subscribing reinsurers. (filed with the Company's Annual Report on Form 10-K on March 31, 2000 and incorporated herein by reference).
10.42	Casualty Quota Share Reinsurance Agreement No. SCPIE Cas QS 99-01-01 RE Rel with various subscribing reinsurers. (filed with the Company's Annual Report on Form 10-K on March 31, 2000 and incorporated herein by reference).
10.43	First Excess of Loss Reinsurance Treaty No. 8493-00-0007-98-01 with various subscribing reinsurers. (filed with the Company's Annual Report on Form 10-K on March 31, 2000 and incorporated herein by reference).
10.44	Second Excess of Loss Reinsurance Treaty No. 8493-00-0007-98-02 with various subscribing reinsurers. (filed with the Company's Annual Report on Form 10-K on March 31, 2000 and incorporated herein by reference).
10.45	First Excess of Loss Reinsurance Treaty No. 8493-00-0001-99-01 with various subscribing reinsurers. (filed with the Company's Annual Report on Form 10-K on March 31, 2000 and incorporated herein by reference).
10.46	Second Excess of Loss Reinsurance Treaty No. 8493-00-0001-99-02 with various subscribing reinsurers. (filed with the Company's Annual Report on Form 10-K on March 31, 2000 and incorporated herein by reference).
10.47	Third Excess of Loss Reinsurance Treaty No. 8493-00-0001-99-03 with various subscribing reinsurers. (filed with the Company's Annual Report on Form 10-K on March 31, 2000 and incorporated herein by reference).
10.48	Fourth Excess of Loss Reinsurance Treaty No. 8493-00-0001-99-04 with various subscribing reinsurers. (filed with the Company's Annual Report on Form 10-K on March 31, 2000 and incorporated herein by reference).

NUMBER	DOCUMENT
10.49	Quota Share Reinsurance Treaty No. 8493-00-0005-99-00 with various subscribing reinsurers. (filed with the Company's Annual Report on Form 10-K on March 31, 2000 and incorporated herein by reference).
10.50	The SCPIE Holdings Inc. Employee Stock Purchase Plan. (filed as an exhibit to the Company's Proxy Statement for the 2000 Annual Meeting of Stockholders and incorporated herein by reference).
10.51	Program Administrator Agreement by and between the Professional Programs Division of Poe & Brown, Inc. and American Healthcare Indemnity Company, dated as of January 1, 1998. (filed with the Company's Annual Report on Form 10-K on March 31, 2000 and incorporated herein by reference).
10.52	Form of Change of Control Severance Agreement entered into by Chief Executive Officer on December 14, 2000. (filed with the Company's Annual Report on Form 10-K on March 30, 2001 and incorporated herein by reference).
10.53	Form of Change of Control Severance Agreement entered into by Senior Vice Presidents on December 14, 2000. (filed with the Company's Annual Report on Form 10-K on March 30, 2001 and incorporated herein by reference).
10.54	Form of Change of Control Severance Agreement entered into by Vice Presidents on December 14, 2000. (filed with the Company's Annual Report on Form 10-K on March 30, 2001 and incorporated herein by reference).
10.55	First through Fifth Excess of Loss Agreement 8493-00/0009-00/01/02/03/04/05 with various subscribing reinsurers. (filed with the Company's Annual Report on Form 10-K on April 1, 2002 and incorporated herein by reference).
10.56	The 2001 Amended and Restated Equity Participation Plan of SCPIE Holdings Inc. (filed with the Company's Annual Report on Form 10-K on April 1, 2002 and incorporated herein by reference).
10.57	Insurance Letters of Credit Agreement dated as of November 15, 2001 by and among Barclays Bank PLC and SCPIE Holdings Inc., SCPIE Indemnity Company, American Healthcare Indemnity Company and American Healthcare Specialty Healthcare Company. (filed with the Company's Annual Report on Form 10-K on April 1, 2002 and incorporated herein by reference).
10.58	Supplemental Employee Retirement Plan for selected employees of SCPIE Management Company, as amended and restated, effective as of January 1, 2001. (filed with the Company's Annual Report on Form 10-K on April 1, 2002 and incorporated herein by reference).
10.59	Amendment to Program Administrators Agreement dated as of March 6, 2002 by and between the Professional Programs Division of Brown & Brown, Inc., on the one hand, and SCPIE Indemnity Company and American Healthcare Indemnity Company, on the other hand. (filed with the Company's Annual Report on Form 10-K on April 1, 2002 and incorporated herein by reference).
10.60	First Amendment to the 2001 Amended and Restated Equity Participation Plan of the Company. (filed with the Company's Definitive Proxy Statement for the 2002 Annual Meeting of Stockholders and incorporated herein by reference).
10.61	Employment Agreement dated May 1, 2002, by and between the Company and Timothy C. Rivers. (filed with the Company's Quarterly Report on Form 10-Q on May 15, 2002 and incorporated herein by reference).
10.62	Form of Incentive Stock Option Agreement under the 2001 Amended And Restated Equity Participation Plan of the Company.
10.63	Form of Non-Qualified Stock Option Agreement for Independent Directors under the 2001 Amended And Restated Equity Participation Plan of the Company.
10.64	Form of Stock Appreciation Rights Agreement for selected employees of the Company under the 2001 Amended and Restated Equity Participation Plan of the Company.

NUMBER	DOCUMENT
10.65	Medical Malpractice Shortfall Excess of Loss Reinsurance Agreement with various subscribing reinsurers.
10.66	First through Fourth Excess of Loss Reinsurance Treaty with various subscribing reinsurers.
10.67	Placement Slip for First through Fourth Excess of Loss Reinsurance Treaty 8493-0009-01/2/3/4 with various subscribing reinsurers.
10.68	Deferred Compensation Agreement dated as January 1, 2001, by and between SCPIE Management Company and Donald P. Newell.
10.69	Employment Memorandum regarding the employment terms of Donald P. Newell with the Company, dated as of October 30, 2000.
10.70	Quota Share Retrocession Contract, issued to the Company, American Healthcare Indemnity Company and American Healthcare Specialty Insurance Company by GoshawK Reinsurance Limited.
10.71	Guarantee Agreement by and between the Company and GoshawK Reinsurance Limited.
10.72	Amendments to Supplemental Employee Retirement Plan for selected employees of SCPIE Management Company.
23.1	Consent of independent auditors.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCPIE HOLDINGS INC.

By: /s/ DONALD J. ZUK

Donald J. Zuk
President and Chief Executive Officer

March 28, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ DONALD J. ZUK Donald J. Zuk	President, Chief Executive Officer and Director (Principal Executive Officer)	March 28, 2003
/s/ ROBERT B. TSCHUDY Robert B. Tschudy	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	March 28, 2003
/s/ EDWARD G. MARLEY Edward G. Marley	Vice President and Chief Accounting Officer (Principal Accounting Officer)	March 28, 2003
/s/ MITCHELL S. KARLAN, M.D. Mitchell S. Karlan, M.D.	Chairman of the Board and Director	March 28, 2003
/s/ JACK E. MCCLEARY, M.D. Jack E. McCleary, M.D.	Director and Treasurer	March 28, 2003
/s/ WILLIS T. KING, JR. Willis T. King, Jr.	Director	March 28, 2003
/s/ LOUIS H. MASOTTI, PH.D. Louis H. Masotti, Ph.D.	Director	March 28, 2003
/s/ CHARLES B. MCELWEE, M.D. Charles B. McElwee, M.D.	Director	March 28, 2003
/s/ WENDELL L. MOSELEY, M.D. Wendell L. Moseley, M.D.	Director	March 28, 2003
/s/ DONALD P. NEWELL Donald P. Newell	Director	March 28, 2003
/s/ HARRIET M. OPFELL, M.D. Harriet M. Opfell, M.D.	Director	March 28, 2003

SIGNATURE	TITLE	DATE
/s/ WILLIAM A. RENERT, M.D. William A. Renert, M.D.	Director	March 28, 2003
/s/ HENRY L. STOUTZ, M.D. Henry L. Stoutz, M.D.	Director	March 28, 2003
/s/ REINHOLD A. ULLRICH, M.D. Reinhold A. Ullrich, M.D.	Director	March 28, 2003
/s/ RONALD H. WENDER, M.D. Ronald H. Wender, M.D.	Director	March 28, 2003

CERTIFICATIONS

I, Donald J. Zuk, certify that:

1. I have reviewed this annual report on Form 10-K of SCPIE Holdings Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ DONALD J. ZUK

Donald J. Zuk
Chief Executive Officer

I, Robert B. Tschudy, certify that:

1. I have reviewed this annual report on Form 10-K of SCPIE Holdings Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ ROBERT B. TSCHUDY

Robert B. Tschudy
Chief Financial Officer

SCPIE HOLDINGS INC.

ITEM 15(d) FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

ANNUAL REPORT ON FORM 10-K

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
SCPIE Holdings Inc.

We have audited the accompanying consolidated balance sheets of SCPIE Holdings Inc. and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedules listed in the index at item 15(d). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SCPIE Holdings Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Los Angeles, California
February 20, 2003

SCPIE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

DECEMBER 31,	2002	2001
ASSETS		
Securities available for sale (Note 2):		
Fixed-maturity investments, at fair value (amortized cost: 2002—$523,516; 2001—$565,225)	$ 538,675	$569,144
Equity investments, at fair value (cost: 2002—$29,758; 2001—$29,744)	34,237	29,098
Total securities available for sale	572,912	598,242
Other investments	15,000	14,928
Real estate	15,407	15,766
Short-term securities	105,942	84,989
Total investments	709,261	713,925
Cash	9,845	10,162
Accrued investment income	8,157	8,673
Premiums receivable	117,335	82,490
Reinsurance recoverables (Note 4)	153,589	79,248
Deferred policy acquisition costs	6,858	19,465
Federal income taxes receivable	10,944	11,558
Deferred federal income taxes, net (Note 5)	32,356	36,661
Property and equipment, net	5,305	6,839
Other assets	10,116	8,625
Total assets	$1,063,766	$977,646
LIABILITIES		
Reserves:		
Losses and loss adjustment expenses (Note 3)	$ 650,671	$576,636
Unearned premiums	67,556	101,868
Total reserves	718,227	678,504
Bank loan payable (Note 8)	—	9,000
Amounts held for reinsurance	87,701	—
Other liabilities	30,672	30,754
Total liabilities	836,600	718,258
Commitments and contingencies (Note 9)		
STOCKHOLDERS' EQUITY		
Preferred stock—par value $1.00, 5,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock—par value $0.0001, 30,000,000 shares authorized, 12,792,091 shares issued, 2002—9,333,807 shares outstanding 2001—9,318,066 shares outstanding	1	1
Additional paid-in capital	37,805	37,803
Retained earnings	280,609	322,734
Treasury stock, at cost (2002—2,958,284 shares and 2001—2,974,025 shares)	(98,830)	(98,983)
Stock subscription notes receivable	(3,592)	(4,050)
Accumulated other comprehensive income	11,173	1,883
Total stockholders' equity	227,166	259,388
Total liabilities and stockholders' equity	$1,063,766	$977,646

See accompanying notes.

SCPIE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per-share data)

FOR THE YEAR ENDED DECEMBER 31,	2002	2001	2000
REVENUES			
Premiums earned (Note 4)	$286,063	$235,935	$176,502
Net investment income (Note 2)	32,231	35,895	34,152
Realized investment gains (losses) (Note 2)	18,910	5,707	(400)
Equity in earnings from affiliates	750	1,327	880
Other revenue	1,280	875	1,122
Total revenues	339,234	279,739	212,256
EXPENSES			
Losses and loss adjustment expenses (Note 3)	320,516	304,473	152,602
Underwriting and other operating expenses (Note 1 and Note 4)	79,676	64,732	36,483
Interest expenses	66	1,416	780
Total expenses	400,258	370,621	189,865
Income (loss) before federal income tax expense (benefit)	(61,024)	(90,882)	22,391
Federal income tax expense (benefit) (Note 5)	(22,642)	(32,906)	5,120
Net income (loss)	$ (38,382)	$ (57,976)	$ 17,271
Basic earnings (loss) per share of common stock (Note 11)	$ (4.12)	$ (6.22)	$ 1.84
Diluted earnings (loss) per share of common stock (Note 11)	$ (4.12)	$ (6.22)	$ 1.84

See accompanying notes.

SCPIE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK	STOCK SUBSCRIPTION NOTES RECEIVABLE	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL STOCKHOLDERS' EQUITY
Balance at December 31, 1999	$1	$36,386	$370,923	$(93,796)	$(4,050)	$(14,764)	$294,700
Net income			17,271				17,271
Comprehensive income for unrealized gains on securities, net of reclassification adjustments of $1,027 for losses included in net income						13,236	13,236
Comprehensive income							30,507
Purchase of treasury stock				(5,095)			(5,095)
Treasury stock reissued				186			186
Cash dividends	—		(3,757)				(3,757)
Balance at December 31, 2000	1	36,386	384,437	(98,705)	(4,050)	(1,528)	316,541
Net loss			(57,976)				(57,976)
Comprehensive income for unrealized gains on securities, net of reclassification adjustments of $714 for gains included in net income						4,110	4,110
Change in minimum pension liability, net of applicable income taxes of $376						(699)	(699)
Comprehensive loss							(54,565)
Purchase of treasury stock				(278)			(278)
Cash dividends			(3,727)				(3,727)
Other	—	1,417					1,417
Balance at December 31, 2001	1	37,803	322,734	(98,983)	(4,050)	1,883	259,388
Net loss			(38,382)				(38,382)
Comprehensive income for unrealized gains on securities, net of reclassification adjustments of $14,567 for gains included in net income						9,551	9,551
Change in minimum pension liability, net of applicable income taxes of $306						(569)	(569)
Unrealized foreign currency gain						308	308
Comprehensive loss							(29,092)
Treasury stock reissued				153			153
Cash dividends			(3,743)				(3,743)
Stock subscription notes					458		458
Other	—	2					2
Balance at December 31, 2002	$1	$37,805	$280,609	$(98,830)	$(3,592)	$ 11,173	$227,166

See accompanying notes.

SCPIE HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

FOR THE YEAR ENDED DECEMBER 31,	2002	2001	2000
OPERATING ACTIVITIES			
Net income (loss)	$ (38,382)	$ (57,976)	$ 17,271
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Provisions for amortization and depreciation	5,207	4,545	3,761
Provision (benefit) for deferred federal income taxes	(11,928)	(21,546)	1,501
Realized investment (gains) losses	(18,910)	(5,707)	400
Equity in earnings of affiliates	(750)	(1,327)	(880)
Changes in operating assets and liabilities:			
Accrued investment income	516	634	(227)
Premiums receivable	(34,845)	(36,119)	(5,873)
Reinsurance recoverables	(74,341)	(34,787)	4,855
Deferred policy acquisition costs	12,607	(1,341)	(8,057)
Federal income tax receivable	614	(11,558)	—
Losses and loss adjustment expense reserves	74,035	143,095	(16,323)
Unearned premiums	(34,312)	44,872	10,856
Amounts held for reinsurance	87,701	—	—
Other assets	8,402	465	2,067
Other liabilities	(82)	10,186	(6,853)
Net cash provided by (used in) operating activities	(24,468)	33,436	2,498
INVESTING ACTIVITIES			
Purchases—fixed maturities	(731,898)	(480,444)	(313,082)
Sales—fixed maturities	784,220	474,571	300,703
Maturities—fixed maturities	4,914	12,197	11,575
Purchases—equities	(502)	(17,500)	—
Sales—equities	500	27	8,266
Change in short-term investments, net	(20,953)	(538)	(11,548)
Net cash provided by (used in) investing activities	36,281	(11,687)	(4,086)
FINANCING ACTIVITIES			
Proceeds from bank loan	—	—	18,000
Repayment of bank loan	(9,000)	(18,000)	(4,000)
Purchase of treasury stock, net and repayment of stock subscription notes	613	(278)	(5,095)
Cash dividends	(3,743)	(3,727)	(3,757)
Net cash provided by (used in) financing activities	(12,130)	(22,005)	5,148
Increase (decrease) in cash	(317)	(256)	3,560
Cash at beginning of year	10,162	10,418	6,858
Cash at end of year	$ 9,845	$ 10,162	$ 10,418

See accompanying notes.

NOTE 1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts and operations, after intercompany eliminations, of SCPIE Holdings Inc. (SCPIE Holdings) and its direct and indirect wholly owned subsidiaries, principally SCPIE Indemnity Company (SCPIE Indemnity), American Healthcare Indemnity Company (AHI), American Healthcare Specialty Insurance Company (AHSIC), SCPIE Underwriting Limited (SUL) and SCPIE Management Company (SMC), collectively, the Company. Significant intercompany accounts and transactions have been eliminated in consolidation.

The Company principally writes professional liability insurance for physicians, oral and maxillofacial surgeons, hospitals and other healthcare providers. Most of the Company's coverage is written on a "claims-made and reported" basis. This coverage is provided only for claims that are first reported to the Company during the insured's coverage period and that arise from occurrences during the insured's coverage period. The Company also makes "tail" coverage available for purchase by policyholders in order to cover claims that arise from occurrences during the insured's coverage period, but that are first reported to the Company after the insured's coverage period and during the term of the applicable tail coverage.

In 1999, the Company formed an assumed reinsurance division and rapidly expanded this operation. In December 2002, the Company retroceded most of its assumed reinsurance business, as it no longer was considered part of the Company's core business, and the Company began refocusing on its core business of Healthcare Liability Insurance. This retrocession was placed with a subsidiary of GoshawK Insurance Holdings plc (GoshawK).

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States (GAAP) which differ from statutory accounting practices prescribed or permitted by regulatory authorities. The significant accounting policies followed by the Company that materially affect financial reporting are summarized below:

FOREIGN OPERATIONS

SUL, a corporate member of Lloyd's of London (Lloyd's), commenced operations in January 2001 as a member of two Lloyd's underwriting syndicates. In 2002, the Company provided capital in support of three syndicates. The Company reports this subsidiary's operations on a one-quarter lag.

INVESTMENTS

Management determines the appropriate classification of investment securities at the time of purchase and reevaluates such designation as of each balance sheet date.

Available-for-sale—Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. The net carrying value of fixed-maturity investments classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is computed under the effective interest method and included in net investment income. Interest and dividends are recorded in net investment income.

Realized gains and losses, and declines in value judged to be other-than-temporary are recorded in realized investment gains (losses). The cost of securities sold is based on the specific identification method.

The Company has no securities classified as "held to maturity" or "trading" as defined in FASB No. 115, *Accounting for Certain Investments in Debt and Equity Investments.*

Other Investment—The other investment consists of an interest in a diversified portfolio of offshore hedge funds, managed accounts and other professionally managed funds that pursue non-traditional investment strategies, e.g., futures, options, forward exchange contracts and other derivative instruments. The Company does not take part in the management or control of the business of these funds and is not personally liable for any debt or obligation of the funds beyond its investment. The investment return on the Company's investment depends on the performance of the underlying portfolio of funds. This investment is stated at fair value and the change in value is reported in net investment income. At December 31, 2002 and 2001, the Company was not a direct party to any other derivative instruments.

Short-term investments are carried at cost, which approximates fair value. The cost of securities sold is based on the specific identification method.

Investments in 20% to 50%-owned affiliates are accounted for on the equity method and investments in less than 20% owned affiliates are accounted for on the cost method.

Real Estate—The Company's former home office headquarters, is recorded at cost and depreciated principally under the straight-line method over the useful life of the buildings. Accumulated depreciation at December 31, 2002 and 2001 was $4.1 million and $3.8 million respectively. In July 1998, the Company entered into a lease covering approximately 95,000 square feet of office space for new Company headquarters. The lease is for a term of 10 years and the Company moved its headquarters and principal operations to this space in March 1999.

During 2002 and 2001, both former headquarters buildings were leased entirely to third parties. These leases expire on April 30, 2005, and November 30, 2005, with no provisions for renewal. Future minimum rentals are $1.8 million for each of the years 2003 through 2004 and $1.1 million for year 2005.

DEFERRED POLICY ACQUISITION COSTS

Costs of acquiring insurance business that vary with and are primarily related to the production of such business are deferred and amortized ratably over the period the related premiums are recognized. Such costs include commissions, premium taxes and certain underwriting and policy issuance costs. Anticipated investment income is considered in the determination of the recoverability of deferred policy acquisition costs.

	2002	2001	2000
	(In Thousands)		
Balance at beginning of year	$ 19,465	$ 18,124	$ 10,067
Costs deferred	20,003	47,505	27,581
Costs amortized	(32,610)	(46,164)	(19,524)
Balance at end of year	$ 6,858	$ 19,465	$ 18,124

As the Company has reduced its assumed reinsurance operations and operations in other states through brokerage relationships, the corresponding commissions and fronting fee arrangements have resulted in an overall decrease in acquisition costs during 2002. The Company accelerated the amortization of certain acquisition costs in 2002 based on the adequacy of the corresponding premium in accordance with Financial Accounting Standards Board Statement (FASB) No. 60, *Accounting and Reporting by Insurance Enterprises.*

PREMIUMS

Premiums are recognized as earned on a pro rata basis over the terms of the respective policies.

RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES

Reserves for losses and loss adjustment expenses (LAE) represent the estimated liability for reported claims plus those incurred but not yet reported and the related estimated costs to adjust those claims. The reserve for losses and LAE is determined using case-basis evaluations and statistical analysis and represents estimates of the ultimate cost of all unpaid losses incurred through December 31 of each year. Although considerable variability is inherent in such estimates, management believes that the reserve for unpaid losses and related LAE is adequate. The estimates are continually reviewed and adjusted as necessary; such adjustments are included in current operations and are accounted for as changes in estimates.

REINSURANCE

Prospective reinsurance premiums, losses and loss adjustment expenses are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated principally under the straight-line method over the useful life of the assets that range from five to seven years. Property and equipment consist of the following:

DECEMBER 31,	2002	2001
	(In Thousands)	
Leasehold improvements	$ 5,445	$ 5,256
Furniture and equipment	7,154	7,271
	12,599	12,527
Accumulated depreciation	(7,294)	(5,688)
Property and equipment, net	$ 5,305	$ 6,839

CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of fixed-maturity investments. Concentrations of credit risk with respect to fixed maturities are limited due to the large number of such investments and their distributions across many different industries and geographics.

Ceded reinsurance is placed with a number of individual companies and syndicates at Lloyd's of London to avoid concentration of credit risk. For the year ended December 31, 2002, approximately 96% of total ceded reinsurance premiums written were placed with reinsurance companies with an A.M. Best or Insurance Solvency International rating of A- or better, including 70% with GoshawK Re, 6% with Lloyd's of London syndicates and 12% with Hannover Ruckversicherungs. The remaining 12% of reinsurance premiums paid was placed among other reinsurers including Converium Re Insurance and National Indemnity, which represent 8% of ceded reinsurance premium. The amounts due from GoshawK are collateralized by a trust account (funds held).

STOCK-BASED COMPENSATION

As of December 31, 2002, the Company has a stock-based employee and nonemployee compensation plan more fully described in Note 10.

The Company grants stock options for a fixed number of shares with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25), and related Interpretations. No stock-based compensation costs are included in the statements of operations, as all options granted had an exercise price of the Company's employee stock options equal to the market price of the underlying stock on the dates of grant.

NEW ACCOUNTING STANDARDS

Effective January 1, 2002, the Company adopted Financial Accounting Standard (SFAS) No. 142, *Goodwill and Other Intangible Assets,* which establishes financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment. Separable intangible assets that have finite useful lives will continue to be amortized over their useful lives.

SFAS No. 142 requires that goodwill be tested for impairment at the reporting unit level at adoption and at least annually thereafter, utilizing a two-step methodology. The initial step required the Company to determine the fair value of each reporting unit and compare it to the carrying value, including goodwill, of such unit. If the fair value exceeded the carrying value, no impairment loss was recognized. However, if the carrying value of the reporting unit exceeded its fair value, the goodwill of this unit might have been impaired. The amount, if any, of the impairment would then be measured in the second step.

In connection with adopting this standard as of January 1, 2002, the Company completed step one of the test for impairment utilizing a discounted cash flow model, which indicated that the fair values exceeded their carrying value. Therefore, no impairment has been recognized.

The Company's only intangible asset is goodwill of approximately $5 million, which is no longer subject to amortization.

In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 changes the criteria that have to be met to classify an asset as held-for-sale, extends the reporting of discontinued operations to all components of an entity, and requires expected future operating losses from discounted operations to be recorded in the period in which the losses are incurred, rather than as of the date management commits to a formal plan to dispose of a segment as previously required. The Company adopted SFAS No. 144 on December 1, 2001. There was no material effect upon adoption of this statement.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 generally requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This pronouncement is effective for exit or disposal activities initiated after December 31, 2002, and is not expected to have a significant effect on the Company's financial results.

RECLASSIFICATIONS

Certain prior-year amounts have been reclassified to conform to the current-year presentation.

NOTE 2. INVESTMENTS

The Company's investments in available-for-sale securities are summarized as follows:

	COST OR AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
		(In Thousands)		
December 31, 2002				
Fixed-maturity securities:				
Bonds:				
U.S. government and agencies	$234,424	$10,384	$ 4	$244,804
Mortgage-backed and asset-backed	63,293	1,041	48	64,286
Corporate	225,799	4,482	696	229,585
Total fixed-maturity securities	523,516	15,907	748	538,675
Common stocks	29,758	4,581	102	34,237
Total	$553,274	$20,488	$ 850	$572,912
December 31, 2001				
Fixed-maturity securities:				
Bonds:				
U.S. government and agencies	$175,608	$ 3,076	$ 966	$177,718
State, municipalities and political subdivisions	126,431	1,387	1,302	126,516
Mortgage-backed and asset-backed	73,332	715	374	73,673
Corporate	189,854	2,781	1,398	191,237
Total fixed-maturity securities	565,225	7,959	4,040	569,144
Common stocks	29,744	1,463	2,109	29,098
Total	$594,969	$ 9,422	$6,149	$598,242

The fair values of fixed-maturity securities are based on quoted market prices, where available. For fixed-maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. The fair values of equity securities are based on quoted market prices.

The amortized cost and fair value of the Company's investments in fixed-maturity securities at December 31, 2002, are summarized by stated maturities as follows:

	AMORTIZED COST	FAIR VALUE
	(In Thousands)	
Years to maturity:		
One or less	$ 16,568	$ 16,850
After one through five	231,947	236,688
After five through ten	202,380	210,680
After ten	9,328	10,171
Mortgage-backed and asset-backed securities	63,293	64,286
Totals	$523,516	$538,675

The foregoing data is based on the stated maturities of the securities. Actual maturities will differ for some securities because borrowers may have the right to call or prepay obligations.

Major categories of the Company's investment income are summarized as follows:

YEAR ENDED DECEMBER 31,	2002	2001	2000
		(In Thousands)	
Fixed-maturity investments	$31,993	$31,771	$32,355
Equity investments	109	238	534
Other	2,312	6,266	3,684
Total investment income	34,414	38,275	36,573
Investment expenses	2,183	2,380	2,421
Net investment income	$32,231	$35,895	$34,152

Realized gains and losses from sales of investments are summarized as follows:

YEAR ENDED DECEMBER 31,	2002	2001	2000
		(In Thousands)	
Fixed-maturity investments:			
Gross realized gains	$22,484	$ 8,870	$ 3,147
Gross realized losses	(3,526)	(3,165)	(3,376)
Net realized gains (losses) on fixed-maturity investments	18,958	5,705	(229)
Equity investments:			
Gross realized gains	—	6	—
Gross realized losses	(48)	(4)	(171)
Net realized gains (losses) on equity investments	(48)	2	(171)
Total net realized gains (losses)	$18,910	$ 5,707	$ (400)

The change in the Company's unrealized appreciation (depreciation) on fixed-maturity securities was $11.2 million, $4.8 million and $21.9 million for the years ended December 31, 2002, 2001 and 2000, respectively; the corresponding amounts for equity securities were $4.4 million, $0.9 million and $1.5 million.

At December 31, 2002, the Company's investments in fixed-maturity securities with a fair value of $8.9 million were on deposit with state insurance departments to satisfy regulatory requirements.

No investment in any person or its affiliates exceeded 10% of the Company's stockholders' equity at December 31, 2002.

NOTE 3. LOSSES AND LOSS ADJUSTMENT EXPENSES

The following table provides a reconciliation of the beginning and ending reserve balances, net of reinsurance recoverable, for 2002, 2001 and 2000.

	2002	2001	2000
	(In Thousands)		
Reserve for losses and LAE, net of related reinsurance recoverable, at beginning of year	$502,390	$393,389	$404,857
Reclassification of reinsurance contract	—	3,840	—
Provision for losses and LAE for claims occurring in the current year, net of reinsurance	303,296	290,649	194,717
Increase (decrease) in estimated losses and LAE for claims occurring in prior years, net of reinsurance	17,220	13,824	(42,115)
Incurred losses during the year, net of reinsurance	320,516	304,473	152,602
Deduct losses and LAE payments for claims, net of reinsurance, occurring during:			
Current year	47,258	36,006	15,181
Prior years	210,907	155,626	148,889
	258,165	191,632	164,070
Reserve for losses and LAE, net of related reinsurance recoverable, at end of year	564,741	502,390	393,389
Reinsurance recoverable for losses and LAE, at end of year	85,930	74,246	40,152
Reserves for losses and LAE, gross of reinsurance recoverable, at end of year	$650,671	$576,636	$433,541

The increase during 2002 and 2001 in estimated losses and LAE for claims occurring in prior years was primarily attributable to the significant adverse loss experience encountered during 2002 and 2001 in the assumed reinsurance and the non-core direct healthcare liability insurance business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview."

The anticipated effect of inflation is implicitly considered when estimating liabilities for losses and LAE. While anticipated price increases due to inflation are considered in estimating the ultimate claim costs, the increase in average severities of claims is caused by a number of factors that vary with the individual type of insurance written. Future average severities are projected based on historical trends adjusted for implemented changes in underwriting standards, policy provisions, and general economic trends. Those anticipated trends are monitored based on actual development and are modified if necessary.

Effective January 1, 1998, the Company entered into a facultative quota share reinsurance contract. The contract represents a percentage share retrocession of an adverse loss development contract of underlying medical malpractice risks written on or prior to December 31, 1997. Premiums were collected during 1998 through 2000. The contract is subject to a maximum limit and remains in force until 2023 or earlier provided the obligations under the contract have been fully satisfied. Based on the Company's reevaluation of the contract provisions, beginning 2001 the Company reclassified $3.8 million of assumed premiums and corresponding losses recorded in prior periods to deposit reinsurance in accordance with FASB No. 113. This reclassification had no impact on net income for 2002 and 2001.

NOTE 4. REINSURANCE

Certain premiums and benefits are ceded to other insurance companies under various reinsurance agreements. These reinsurance agreements provide the Company with increased capacity to write additional risks and maintain its exposure to loss within its capital resources. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Some of these agreements include terms whereby the Company earns a profit-sharing commission if the reinsurer's experience is favorable.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. The failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition and economic characteristics of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The Company generally does not require collateral from its reinsurers that are licensed to assume such business.

The effect of reinsurance on premiums written and earned are as follows:

YEAR ENDED DECEMBER 31,	2002		2001		2000	
	WRITTEN	EARNED	WRITTEN	EARNED	WRITTEN	EARNED
Direct	$161,656	$184,014	$180,979	$168,467	$180,634	$155,838
Assumed	174,436	155,902	139,820	95,899	39,848	33,314
Ceded	84,342	53,853	39,992	28,431	12,279	12,650
Net premiums	$251,750	$286,063	$280,807	$235,935	$208,203	$176,502

Reinsurance ceded reduced loss and loss adjustment expenses incurred by $35.8 million, $46.8 million and $1.1 million in 2002, 2001 and 2000 respectively. Reinsurance ceded also reduced loss and loss adjustment expense reserves by $85.9 million, $74.2 million and $40.2 million in 2002, 2001 and 2000 respectively. Reinsurance ceded reduced losses and loss adjustment expenses paid by $24.1 million, $12.7 million and $4.1 million in 2002, 2001 and 2000, respectively.

For 2000, the Company consolidated several treaties into a program in which the Company retained the first $2.0 million of losses and allocated loss adjustment expenses (LAE) per incident and reinsured the excess losses and LAE per incident up to $70.0 million. For 2001 and 2002, the Company retained the first $1.25 million and $2.0 million of losses and LAE per incident for physician coverage and hospital coverage, respectively, and reinsured the excess losses and LAE per incident up to $50.0 million.

In 1999, the Company formed an assumed reinsurance division and rapidly expanded this operation. In December 2002, the Company retroceded most of its assumed reinsurance business, as it no longer was considered part of the Company's core business, and the Company began refocusing on its core business of healthcare liability insurance. In December 2002, SCPIE Indemnity and its two wholly owned insurance subsidiaries, AHI and AHSIC, entered into a reinsurance agreement with GoshawK whereby they ceded the majority of the written and earned premium related to their assumed reinsurance program after July 1, 2002. The GoshawK agreement covers the 2001 and 2002 underwriting years of the assumed business. Premiums to be ceded under this agreement are estimated to be $192 million of written and unearned premiums ($129.3 million in 2002 and $63 million in 2003) and $192 million in earned premium ($71.4 million in 2002, $99 million in 2003, and $22 million in 2004). In consideration of the premium ceded, the reinsurer will reimburse the Companies for losses occurring after June 30, 2002, on an unlimited basis and their direct acquisition costs. Losses related to premiums earned prior to July 1, 2002, remain the responsibility of the Company. This includes losses related to the World Trade Center terrorist attack.

The GoshawK reinsurance agreement has both prospective and retroactive elements as defined in Financial Accounting Standards Board Statement (FASB) No. 113, *Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts.* As such, any gains under the contract will be deferred and amortized to income based upon the expected recovery. No gains are anticipated currently. Losses related to future earned premium ceded, as well as, potential upward development on losses related to existing earned premium ceded after June 30, 2002, will ultimately determine whether a gain will be recorded under the contract.

The retroactive accounting treatment required under FASB 113 requires that a charge to income be recorded to the extent premiums ceded under the contract are in excess of the estimated losses ceded under the contract. The charge related to the cession of the unearned premium as of July 1, 2002, and ceded premium written in the third quarter is included in operating expenses in the Assumed Reinsurance Segment. This charge amounted to $18.4 million and was recorded in the fourth quarter 2002. The assumed reinsurance premium written in the fourth quarter 2002 ceded to GoshawK has been included in net premium written for the segment with a corresponding reduction in net earned premium and net incurred losses.

In addition to the basic premium ceded to the reinsurer, the GoshawK agreement calls for an additional premium to be ceded of 14.3% of the basic premium. The additional premium under the agreement is expensed as the basic premium is ceded. Accordingly, $18.5 million was expensed in 2002 related to the additional premium. The additional premium obligation is collateralized by securities. The reinsurance agreement is on a 100% funds withheld basis and balances due to the reinsurer are held in a trust account for the benefit of the Companies. As of December 31, 2002, $11.9 million in assets were in trust securing net amounts due under the reinsurance agreement. In addition to the preceding terms, the Company receives 1.5% expense reimbursement or administrative expenses. Further, the agreement contains a profit-sharing provision, which states that the Company will receive 50% of the profits of the ceded reinsurance (not including the additional premium paid) when the combined ratio for the basic ceded is below 100.

In November 1996, the Company entered into a six-year agreement with a third party whereby the Company provided a $5.0 million letter of credit in exchange for future gains or losses based on the underwriting index of a reinsurance portfolio. In July 2001, the Company entered into an amended agreement, extending the agreement three years and providing an additional $5.0 million secured by a letter of credit bringing its notional amount up to $10.0 million. In August 2002, the Company exercised its right to terminate its participation in the agreement and settle its losses (which included losses associated with the September 11, 2001, WTC events) for $5.8 million. The Company had previously recorded an $8.5 million charge as an adjustment to assumed premiums earned as of December 31, 2001.

NOTE 5. FEDERAL INCOME TAXES

The components of the federal income tax provision (benefit) in the accompanying consolidated statements of operations are summarized as follows:

YEAR ENDED DECEMBER 31,	2002	2001	2000
		(In Thousands)	
Current	$(10,714)	$(11,360)	$3,619
Deferred	(11,928)	(21,546)	1,501
Total	$(22,642)	$(32,906)	$5,120

A reconciliation of income tax computed at the federal statutory tax rate to total income tax expense is as follows:

YEAR ENDED DECEMBER 31,	2002	2001	2000
		(In Thousands)	
Federal income tax (benefit) at 35%	$(21,358)	$(31,809)	$ 7,837
Increase (decrease) in taxes resulting from:			
Tax-exempt interest	(1,557)	(2,597)	(3,194)
Dividends received deduction	(70)	—	(56)
Goodwill	—	210	210
Other	343	1,290	323
Total federal income tax expense (benefit)	$(22,642)	$(32,906)	$ 5,120

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are summarized as follows:

DECEMBER 31,	2002	2001
	(In Thousands)	
Deferred tax assets:		
Discounting of loss reserves	$21,116	$27,036
Unearned premium	2,674	7,131
Net operating loss carryforward	16,819	10,076
Other	466	376
Total deferred tax assets	41,075	44,619
Deferred tax liabilities:		
Deferred acquisition costs	1,890	6,813
Unrealized investment gains	6,829	1,145
Total deferred tax liabilities	8,719	7,958
Net deferred tax assets	$32,356	$36,661

The Company is required to establish a "valuation allowance" for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the net deferred tax asset and, therefore, no such valuation allowance has been established.

Federal income taxes recovered in 2002 were $20.9 million. Federal income taxes paid during 2001 and 2000 were $1.0 million and $1.1 million, respectively.

At December 31, 2002, the Company had a net operating loss carryforward of $49.5 million for income tax purposes that expires in 2021. On March 9, 2002, the Job Creation and Worker Assistance Act of 2002 became law. The new law allows tax losses incurred in 2001 and 2002 to be carried back five years instead of the two years allowed under prior law. As a result of this law change, the Company was able to recoup an additional approximate $8 million of taxes paid in the three years ended December 31, 1998 on its 2001 tax return.

NOTE 6. STATUTORY ACCOUNTING PRACTICES

State insurance laws and regulations prescribe accounting practices for determining statutory net income and equity for insurance companies. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. The statutory financial statements, for the Company's insurance subsidiaries, are completed in accordance with the National Association of Insurance Commissioners' Accounting Practices and Procedures manual, version effective January 1, 2002 (NAIC SAP). The NAIC SAP was fully adopted by the Arkansas, California and Delaware Departments of Insurance. The principal differences between financial statement net income and statutory net income are due to policy acquisition costs, which are deferred under GAAP but expensed for statutory purposes. Policyholders' surplus and net income, for the Company's insurance subsidiaries, as determined in accordance with statutory accounting practices, are summarized as follows:

DECEMBER 31,	2002	2001	2000
		(In Thousands)	
Statutory net income (loss) for the year ended	$ (23,164)	$ (83,268)	$ 14,050
Statutory capital and surplus at year end	155,785	181,916	249,261

As of January 1, 2001, certain changes in accounting principles were adopted to conform to the new provisions of NAIC SAP. The cumulative effect of changes in accounting principles was reported as an adjustment to statutory capital and surplus. As a result of these changes, the Company reported a change of accounting principle that increased statutory capital and surplus by $10.9 million due primarily to the recognition of deferred tax assets.

Generally, the capital and surplus of the Company's insurance subsidiaries available for transfer to the parent company are limited to the amounts that the insurance subsidiaries' capital and surplus, as determined in accordance with statutory accounting practices, exceed minimum statutory capital requirements; however, payments of the amounts as dividends may be subject to approval by regulatory authorities. At December 31, 2002, the amount of dividends available to SCPIE Holdings from its insurance subsidiaries during 2003 not limited by such restrictions is approximately $15.6 million.

NOTE 7. BENEFIT PLANS

The Company has a 401(k) defined contribution plan and a noncontributory defined benefit plan, which provide retirement benefits to all its employees. In 2002, under the 401(k) plan, the Company contributed a 200% matching contribution based on the first 3% of employees' compensation plus a discretionary contribution of 1% of employee's compensation. The contribution expense for the 401(k) plan was $903,000, $902,000 and $760,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Effective December 31, 2000, the Company's defined benefit pension plan was amended to freeze accrued benefits for all active participants. Participants in the defined benefit pension plan continue to accrue service for vesting purposes only. Effective January 1, 2001, no future employees were eligible to participate in the plan.

Also effective December 31, 2000, the Company amended its nonqualified supplemental plan. The participation requirements were modified to exclude all employees not specifically designated by the plan sponsor and the minimum age to participate in the plan was modified to age 45. As of December 31, 2002, the nonqualified supplemental plan was comprised of five active plan participants.

The net pension expense (income) for these plans consists of the following components:

	Qualified Plan			Supplemental Plan		
YEAR ENDED DECEMBER 31,	2002	2001	2000	2002	2001	2000
	(In Thousands)					
Service cost	$ —	$ —	$ 483	$ 272	$ 199	$ 141
Interest cost	273	268	298	259	226	308
Actual return on plan assets	(257)	(276)	(293)	—	—	—
Amortization of:						
Transition asset	(4)	(4)	(4)	—	—	—
Prior service cost	—	—	(1)	84	84	84
Actuarial loss (gain)	40	—	(44)	16	—	11
Curtailment loss (gain)	—	—	(710)	—	—	481
Net pension expense (income)	$ 52	$ (12)	$(271)	$ 631	$ 509	$1,025

The following table sets forth the funding status of the plan:

	Qualified Plan	Supplemental Plan
DECEMBER 31,	2002	2002
	(In Thousands)	
Change in Benefit Obligation		
Net benefit obligation at beginning of year	$ 4,125	$ 3,558
Service cost	—	272
Interest cost	273	259
Effect of settlement	—	—
Actuarial loss	137	207
Gross benefits paid	(97)	—
Net benefit obligation at end of year	$ 4,438	$ 4,296
Change in Plan Assets		
Fair value of plan assets at beginning of year	$ 3,158	$ —
Actual loss on plan assets	(400)	—
Employer contributions	235	—
Gross benefits paid	(97)	—
Fair value of plan assets at end of year	2,896	—
Funded status (underfunded)	$(1,542)	$(4,296)
Unrecognized actuarial (gain) loss	1,840	607
Unrecognized prior service cost (benefit)	—	92
Unrecognized net transition asset	(8)	—
Accrued pension expense	$ 290	$(3,597)
Amounts recognized in the statement of financial position consists of		
Prepaid benefit cost	$ 290	$ —
Accrued benefit liability	—	(3,597)
Additional minimum liability	(1,832)	(119)
Intangible asset	—	92
Accumulated other comprehensive income	1,832	27
Net amount recognized	$ 290	$(3,597)

	Qualified Plan			Supplemental Plan		
DECEMBER 31,	2002	2001	2000	2002	2001	2000
Weighted-average assumptions						
Discount rate	6.5%	7.0%	7.5%	6.5%	7.0%	7.5%
Expected return on plan assets	8.0%	8.0%	8.0%	—	—	—
Rate of compensation increase	N/A	N/A	5.0%	5.0%	5.0%	5.0%

During 1999, the Company implemented the Director and Senior Management Stock Purchase Plan. The directors and senior managers purchased a total of 145,000 shares of common stock under this plan. The eligible participants executed promissory notes in the aggregate amount of $4.1 million to fund this purchase. As of December 31, 2002, $458,000 of the promissory notes has been repaid.

The Company's Employee Stock Purchase Plan, effective January 1, 2000, offers eligible employees the opportunity to purchase shares of SCPIE Holdings Inc. common stock through payroll deductions.

NOTE 8. BANK LOAN PAYABLE

On May 25, 2000, the Company entered into a credit agreement with Union Bank of California, N. A., First Union Bank and Dresdner Bank AG, as lenders. The Credit Agreement, as amended, allowed the Company borrowings up to $40 million from time to time, subject to certain conditions. Under the Credit Agreement, the interest rate (2.755% and 7.378% at December 31, 2001 and 2000 respectively) was based upon fluctuations in the London InterBank Offered Rate (LIBOR). Borrowings outstanding at December 31, 2001 and 2000, were $9.0 million and $27.0 million, respectively. All amounts outstanding under the Credit Agreement were paid during February 2002, and the agreement was terminated effective February 28, 2002. Interest paid was $0.1 million, $1.4 million and $0.7 million in 2002, 2001 and 2000, respectively.

NOTE 9. COMMITMENTS AND CONTINGENCIES

In July 1998, the Company entered a lease covering approximately 95,000 square feet of office space for the Company headquarters. The lease has escalating payments over a term of 10 years ending 2009 with options to renew for an additional 10 years. Occupancy expense for the years ended December 31, 2002, 2001 and 2000 was $3.5 million, $3.5 million and $3.6 million, respectively. Future minimum payments under noncancelable operating leases with initial terms of one year or more consist of the following at December 31, 2002 (in thousands):

2003	$ 2,991
2004	2,934
2005	3,006
2006	3,035
2007	3,177
Thereafter	2,640
Total minimum lease payments	$17,783

The Company is named as defendant in various legal actions primarily arising from claims made under insurance policies and contracts. These actions are considered by the Company in estimating the loss and loss adjustment expense reserves. The Company's management believes that the resolution of these actions will not have a material adverse effect on the Company's financial position or results of operations.

Between January 1, 2000, and April 30, 2001, the Company issued endorsements to certain policyholders of the insurance company subsidiaries of Highlands Insurance Group, Inc. (HIG). Under these endorsements, the Company agreed to assume the policy obligations of the HIG insurance company subsidiaries, if the subsidiaries became unable to pay their obligations by reason of having been declared insolvent by a court of competent jurisdiction. The coverages included property, workers' compensation, commercial automobile, general liability and umbrella. The gross premiums written by the HIG subsidiaries were approximately $88.0 million for the subject policies. In November 2001, HIG disclosed that its A.M. Best rating had been reduced to C- and that its financial plan might trigger some level of regulatory involvement. In December 2001, HIG announced that it would cease issuing any new or renewal policies as soon as practical. HIG has advised the Company that at December 31, 2002, the HIG insurance company subsidiaries had paid losses and LAE under the subject policies of $50.6 million and had established case loss reserves of $18.6 million, net of reinsurance. Incurred but not reported losses are expected to emerge; however, the amount cannot be reasonably determined at this time. If the HIG insurance company subsidiaries are declared insolvent at some future date by a court of competent jurisdiction and are unable to pay losses under the subject policies, the Company would be responsible to pay the amount of the losses incurred and unpaid at such date, and the Company would be entitled to indemnification of a portion of this loss from certain of the reinsurers of the HIG insurance company subsidiaries. The Company would also be subrogated to the rights of the policyholders as creditors of the HIG insurance company subsidiaries.

In a court document dated October 31, 2002, in connection with a bankruptcy petition for the HIG and non-insurance subsidiaries, HIG, disclosed that the insurance subsidiaries had combined policyholder surplus of approximately $41 million at December 31, 2001. In addition, the court document included projections of HIG's insurance subsidiaries for the next five years which project that they would continue to meet their obligations to their policyholders. HIG's insurance subsidiaries are currently in voluntary liquidation and under close supervision by the state insurance departments involved. The ultimate impact on the HIG insurance company subsidiaries of regulatory action, if any, is not currently determinable, but could be significant.

In November 2001, the Company arranged a letter of credit facility in the amount of $50 million with Barclays Bank PLC. Letters of credit issued under the facility fulfill the requirements of Lloyd's and guarantee loss reserves under reinsurance contracts. As of December 31, 2002, letter of credit issuance under the facility was approximately $46.3 million. Securities of $50.1 million are pledged as collateral under the facility.

In the third quarter of 2002, the Company received a notice of assessment from the California Franchise Tax Board (FTB) for 1997, 1998, 1999 and 2000 in the total amount of $15.4 million, not including the federal tax benefits from the payment of such assessment or interest that might be included on amounts, if any, ultimately paid to the FTB. The assessment is the result of a memorandum issued by the FTB in April 2002. The memorandum, which is based partly on the California Court of Appeals Decision in *Ceridian v. Franchise Tax Board,* challenges the exclusion from the California income tax of dividends received by holding companies from their insurance company subsidiaries during the tax years ended on or after December 1, 1997. The assessed amounts, if paid, may be offset, in part, by federal tax benefits. The Company has protested these assessments and while the Company intends to vigorously protest the current and any future assessments, there can be no assurance as to the ultimate outcome of these protests.

NOTE 10. STOCK-BASED COMPENSATION

The Company has a stock-based compensation plan, the 2001 Amended and Restated Equity Participation Plan of SCPIE Holdings Inc. (the Plan), which provides for grants of stock options to key employees and nonemployee directors of the Company.

The aggregate number of options for common shares issued and issuable under the Plan is limited to 1,700,000. All options granted have 10-year terms and vest over various future periods.

A summary of the Company's stock-option activity and related information follows:

	2002		2001		2000	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Options outstanding at beginning of year	1,211,490	$23.48	608,690	$30.71	466,390	$29.97
Granted during year	80,000	15.74	629,000	16.76	180,400	32.40
Exercised during year	—	—	—	—	—	—
Forfeited during year	147,730	24.03	26,200	30.34	38,100	29.74
Options outstanding atend of year	1,143,760	$22.87	1,211,490	$23.48	608,690	$30.71

Information about stock options outstanding at December 31, 2002, is summarized as follows:

	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
Range of Exercise Prices:					
$ 5.10—$12.90	5,000	9.49	$ 9.00	—	—
$16.70—$19.32	637,800	8.85	16.76	187,267	$16.77
$24.25—$36.50	500,960	6.01	30.79	461,664	30.61
Options outstanding at end of year	1,143,760	7.60	22.89	648,931	26.62

The following table illustrates the effect on net income (loss) and earnings per share if the Company applied the fair value recognition provision FASB Statement No. 123 *Accounting of Stock-Based Compensation*:

	2002	2001	2000
Net income (loss) as reported	$(38,382)	$(57,976)	$17,271
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards net of related tax effects	(1,102)	(1,865)	(1,425)
Pro forma net income (loss)	$(39,484)	$(59,841)	$15,846
Earnings (loss) per share			
—Basic—as reported	$ (4.12)	$ (6.22)	$ 1.84
—Basic—proforma	$ (4.24)	$ (6.42)	$ 1.70
—Diluted—as reported	$ (4.12)	$ (6.22)	$ 1.84
—Diluted—proforma	$ (4.24)	$ (6.42)	$ 1.70

For pro forma disclosure purposes, the fair value of stock options was estimated at each date of grant using a Black-Scholes option pricing model using the following assumptions: Risk-free interest rates ranging from 3.5% to 6.1%; dividend yields ranging from 0.66% to 1.14%; volatility factors of the expected market price of the Company's common stock ranging from .273 to .871; and a weighted average expected life of the options ranging from three to five years.

In management's opinion, existing stock option valuation models do not provide an entirely reliable measure of the fair value of nontransferable employee stock options with vesting restrictions.

NOTE 11. EARNINGS PER SHARE OF COMMON STOCK

The following table sets forth the computation of basic and diluted earnings per share as of and for the years ended:

DECEMBER 31,	2002	2001	2000
	(In Thousands, Except Per-Share Data)		
Numerator:			
Net income (loss)	$(38,382)	$(57,976)	$17,271
Numerator for:			
Basic earnings (loss) per share of common stock	$(38,382)	$(57,976)	$17,271
Diluted earnings (loss) per share of common stock	$(38,382)	$(57,976)	$17,271
Denominator:			
Denominator for basic earnings per share of common stock—weighted-average shares outstanding	9,322	9,333	9,376
Effect of dilutive securities:			
Stock options	$ —	$ —	$ 5
Denominator for diluted earnings per share of common stock adjusted—weighted-average shares outstanding	$ 9,322	$ 9,333	$ 9,381
Basic earnings (loss) per share of common stock	$ (4.12)	$ (6.22)	$ 1.84
Diluted earnings (loss) per share of common stock	$ (4.12)	$ (6.22)	$ 1.84

For the years ended December 31, 2002 and 2001 no incremental shares related to stock options are included in the diluted number of shares outstanding as the impact would have been antidilutive.

NOTE 12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The unaudited quarterly results of operations for 2002 and 2001 are summarized as follows:

	2002				2001			
	1ST	2ND	3RD	4TH	1ST	2ND	3RD	4TH
	(In Thousands, Except Per-Share Data)							
Premiums earned and other revenues	$81,405	$ 79,686	$ 75,682	$ 51,320	$48,020	$ 57,928	$59,532	$72,657
Net investment income	8,538	7,917	8,448	7,328	8,732	8,710	9,627	8,826
Realized investment gains (losses)	335	1,041	4,003	13,531	1,200	(7)	2,947	1,567
Net income (loss)	926	(11,989)	(11,445)	(15,874)	2,241	(29,080)	2,361	(33,498)
Basic earnings (loss) per share of common stock	$ 0.10	$ (1.29)	$ (1.23)	$ (1.70)	$ 0.24	$ (3.11)	$ 0.25	$ (3.59)
Diluted earnings (loss) per share of common stock	$ 0.10	$ (1.29)	$ (1.23)	$ (1.70)	$ 0.24	$ (3.11)	$ 0.25	$ (3.59)

In the fourth quarter 2002, the Company entered into a reinsurance agreement more fully described in Note 4. The after tax impact of that transaction was to reduce net income by $24.0 million.

During the fourth quarter of 2001, based on sharply increased losses for the 2001 accident year outside California, the Company increased reserves in its direct healthcare liability insurance segment an additional $26.0 million and established a premium deficiency reserve of $7.9 million at year end. Additionally in the fourth quarter, the Company recorded $26.1 million in losses related to the September 11, 2001, terrorist attacks. The after tax effect of these items was to reduce net income by $39.0 million.

NOTE 13. BUSINESS SEGMENTS

The Company classifies its business into two segments: Direct Healthcare Liability Insurance and Assumed Reinsurance. Segments are designated based on the types of products provided and based on the risks associated with the products. Direct Healthcare Liability Insurance represents professional liability insurance for physicians, oral and maxillofacial surgeons, hospitals and other healthcare providers. Assumed Reinsurance represents the book of assumed worldwide reinsurance of professional, commercial and personal liability coverages, commercial and residential property risks, accident and health coverages and marine coverages. Other includes items not directly related to the operating segments such as net investment income, realized investment gains and losses, and other revenue.

The accounting policies of the segments are the same as those described in Note 1. The Company evaluates insurance segment performance based on the combined ratios of the segments. Intersegment transactions are not significant.

The following table presents information about reportable segment income (loss) and segment assets as of and for the period indicated:

Year Ended December 31, 2002	Direct Healthcare Liability Insurance	Assumed Reinsurance	Other	Total
		(In Thousands)		
Premiums written	$138,901	$112,849		$ 251,750
Premiums earned	$163,519	$122,544		$ 286,063
Net investment income	—	—	$ 32,231	32,231
Realized investment gains	—	—	18,910	18,910
Equity earnings from affiliates	—	—	750	750
Other revenue	—	—	1,280	1,280
Total revenues	163,519	122,544	53,171	339,234
Losses and loss adjustment expenses	197,456	123,060	—	320,516
Other operating expenses	32,398	47,278	—	79,676
Interest expense	—	—	66	66
Total expenses	229,854	170,338	66	400,258
Segment (loss) income before federal income taxes	$ (66,335)	$ (47,794)	$ 53,105	$ (61,024)
Combined ratio	140.6%	139.0%		139.9%
Segment assets	$105,689	$171,439	$786,638	$1,063,766

Year Ended December 31, 2001	Direct Healthcare Liability Insurance	Assumed Reinsurance	Other	Total
		(In Thousands)		
Premiums written	$ 168,600	$112,207		$280,807
Premiums earned	$ 156,442	$ 79,493		$235,935
Net investment income	—	—	$ 35,895	35,895
Realized investment gains	—	—	5,707	5,707
Equity earnings from affiliates	—	—	1,327	1,327
Other revenue	—	—	875	875
Total revenues	156,442	79,493	43,804	279,739
Losses and loss adjustment expenses	220,311	84,162	—	304,473
Other operating expenses	45,820	18,912	—	64,732
Interest expense	—	—	1,416	1,416
Total expenses	266,131	103,074	1,416	370,621
Segment (loss) income before federal income taxes	$(109,689)	$ (23,581)	$ 42,388	$ (90,882)
Combined ratio	170.1%	129.7%		156.5%
Segment assets	$ 123,003	$ 58,200	$796,443	$977,646

Schedule II—Condensed Financial Information of Registrant

SCPIE HOLDINGS INC.

Year Ended December 31, 2000	Direct Healthcare Liability Insurance	Assumed Reinsurance	Other	Total
		(In Thousands)		
Premiums written	$177,703	$30,500		$208,203
Premiums earned	$149,404	$27,098		$176,502
Net investment income	—	—	$ 34,152	34,152
Realized investment gains	—	—	(400)	(400)
Equity earnings Income from affiliates	—	—	880	880
Other revenue	—	—	1,122	1,122
Total revenues	149,404	27,098	35,754	212,256
Losses and loss adjustment expenses	129,307	23,295	—	152,602
Other operating expenses	32,333	4,150	—	36,483
Interest expense	—	—	780	780
Total expenses	161,640	27,445	780	189,865
Segment (loss) income before federal income taxes	$ (12,236)	$ (347)	$ 34,974	$ 22,391
Combined ratio	108.2%	101.3%		107.1%
Segment assets	$155,176	$13,931	$685,538	$854,645

Schedule II—Condensed Financial Information of Registrant (continued)

SCPIE HOLDINGS INC.

CONDENSED BALANCE SHEETS
(In Thousands, Except Share Data)

DECEMBER 31,	2002	2001
ASSETS		
Securities available for sale:		
Equity investments, at fair value (cost: 2002—$6,771; 2001—$19,676)	$ 6,611	$ 17,567
Short-term investments	9,928	10,807
Investment in subsidiaries	207,436	237,618
Total investments	223,975	265,992
Cash	528	743
Federal income tax receivable	1,338	—
Deferred federal income taxes	1,004	535
Other assets	1,546	1,615
Total assets	$228,391	$268,885
LIABILITIES		
Due to affiliates	$ 20	$ 430
Other liabilities	1,205	67
Bank loan payable	—	9,000
Total liabilities	1,225	9,497
Stockholders' equity:		
Preferred stock—par value $1.00, 5,000,000 shares authorized, no shares issued or outstanding		
Common stock—par value $0.0001, 30,000,000 shares authorized, 12,792,091 shares issued, 2002—9,333,807 shares outstanding 2001—9,318,066 shares outstanding	1	1
Additional paid-in capital	37,805	37,803
Retained earnings	280,609	322,734
Treasury stock, at cost (2002—2,958,284 shares and 2001—2,974,025 shares)	(98,830)	(98,983)
Stock subscription notes receivable	(3,592)	(4,050)
Accumulated other comprehensive income	11,173	1,883
Total stockholders' equity	227,166	259,388
Total liabilities and stockholders' equity	$228,391	$268,885

See accompanying notes.

Schedule II—Condensed Financial Information of Registrant (continued)

SCPIE HOLDINGS INC.

CONDENSED STATEMENTS OF OPERATIONS
(In Thousands)

FOR THE YEARS ENDED	DECEMBER 31, 2002	DECEMBER 31, 2001	DECEMBER 31, 2000
Dividend from subsidiary	$ 3,000	$ —	$26,000
Net investment income	389	1,585	806
Realized investment losses	(2,312)	—	(170)
Other income	180	1,564	1,118
Interest expenses	(66)	(1,416)	(780)
Other expenses	(4,881)	(1,743)	(2,110)
Income (loss) before federal income taxes and equity in losses of subsidiaries	(3,690)	(10)	24,864
Federal income tax benefit	2,341	535	1,035
Income (loss) before equity in losses of subsidiaries	(1,349)	525	25,899
Equity in losses of subsidiaries	(37,033)	(58,501)	(8,628)
Net income (loss)	$(38,382)	$(57,976)	$17,271

See accompanying notes.

Schedule II—Condensed Financial Information of Registrant (continued)

SCPIE HOLDINGS INC.

CONDENSED STATEMENTS OF CASH FLOWS
(In thousands)

FOR THE YEARS ENDED	DECEMBER 31, 2002	DECEMBER 31, 2001	DECEMBER 31, 2000
OPERATING ACTIVITIES			
Net income (loss)	$(38,382)	$(57,976)	$ 17,271
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Realized investment losses	2,312	—	170
Due to affiliates	(410)	795	(1,005)
Provision for amortization	—	670	563
Changes in other assets and liabilities	(110)	123	(928)
Equity in undistributed loss of subsidiaries	37,033	56,573	8,628
Net cash provided by operating activities	443	185	24,699
INVESTING ACTIVITIES			
Sales—equities	10,593	—	8,033
Sales—fixed maturities	—	5,000	—
Purchase—fixed maturities	—	—	(5,016)
Purchase—equities	—	(2,500)	
Change in short-term investments	879	19,777	(27,860)
Capital contribution to subsidiaries	—	—	(5,000)
Cash provided by (used in) investing activities	11,472	22,277	(29,843)
FINANCING ACTIVITIES			
Repayment of bank loan	(9,000)	(18,000)	(4,000)
Proceeds from bank loan	—	—	18,000
Purchase of treasury stock, net and repayment of stock subscription notes	613	(278)	(5,095)
Cash dividends	(3,743)	(3,727)	(3,757)
Cash provided by (used in) financing activities	(12,130)	(22,005)	5,148
Increase (decrease) in cash	(215)	457	4
Cash at beginning of period	743	286	282
Cash at end of period	$ 528	$ 743	$ 286

See accompanying notes.

SCPIE HOLDINGS INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS
December 31, 2002

1. BASIS OF PRESENTATION

In the SCPIE Holdings Inc.'s financial statements, investment in subsidiaries are stated at cost plus equity in undistributed earnings of subsidiaries since date of acquisition. The SCPIE Holdings Inc.'s financial statements should be read in conjunction with its consolidated financial statements.

2. BANK LOAN PAYABLE

On May 25, 1999, the Company entered into a credit agreement with Union Bank of California, N. A., First Union Bank and Dresdner Bank AG, as lenders. The Credit Agreement allows company borrowings up to $40 million from time to time, subject to certain conditions. The proceeds may be used by the Company for general corporate purposes and certain other permitted uses. Under the Credit Agreement, the interest rate (2.755% and 7.378% at December 31, 2001 and 2000 respectively) is based upon fluctuations in the London InterBank Offered Rate (LIBOR). Borrowings outstanding at December 31, 2001 and 2000 were $9.0 million and $27.0 million, respectively. All amounts outstanding under the Credit Agreement at December 31, 2001 were paid during February 2002, and the agreement was terminated effective February 28, 2002. Interest paid was $.1 million, $1.4 million and $.7 million in 2002, 2001, and 2000, respectively.

Schedule III—Supplementary Insurance Information

SCPIE Holdings Inc., and Subsidiaries

Year Ended December 31, 2002

Segments	Deferred Policy Acquisition Cost	Future Policy Benefits, Losses, Claims and Loss Expenses	Unearned Premiums	Other Policy Claims and Benefits Payable	Premiums Earned	Net Investment Income	Benefits, Claims, Losses and Settlement Expenses	Amortization of Deferred Policy Acquisition Costs	Other Operating Expenses	Premiums Written
Direct Healthcare Liability Insurance	$6,858	$459,025	$39,921	$ —	$163,519	$ —	$197,456	$ 9,505	$22,893	$138,901
Assumed Reinsurance (1)	—	$191,646	27,635	—	122,544	—	123,060	23,105	24,173	112,849
Other	—	—	—	—	—	32,231	—	—	—	—
Total	$6,858	$650,671	$67,556	$ —	$286,063	$32,231	$320,516	$32,610	$47,066	$251,750

Year Ended December 31, 2001

Segments	Deferred Policy Acquisition Cost	Future Policy Benefits, Losses, Claims and Loss Expenses	Unearned Premiums	Other Policy Claims and Benefits Payable	Premiums Earned	Net Investment Income	Benefits, Claims, Losses and Settlement Expenses	Amortization of Deferred Policy Acquisition Costs	Other Operating Expenses	Premiums Written
Direct Healthcare Liability Insurance	$ 5,991	$463,276	$ 64,538	$ —	$156,442	$ —	$220,311	$28,712	$17,108	$168,600
Assumed Reinsurance (1)	13,474	$113,360	37,330	—	79,493	—	84,162	17,452	1,460	112,207
Other	—	—	—	—	—	35,895	—	—	—	—
Total	$19,465	$576,636	$101,868	$ —	$235,935	$35,895	$304,473	$46,164	$18,568	$280,807

(1) Assumed reinsurance excludes amounts received under fronting arrangements.

Year Ended December 31, 2000

Segments	Deferred Policy Acquisition Cost	Future Policy Benefits, Losses, Claims and Loss Expenses	Unearned Premiums	Other Policy Claims and Benefits Payable	Premiums Earned	Net Investment Income	Benefits, Claims, Losses and Settlement Expenses	Amortization of Deferred Policy Acquisition Costs	Other Operating Expenses	Premiums Written
Direct Healthcare Liability Insurance	$16,293	$402,048	$52,380	$ —	$149,404	$ —	$129,307	$17,891	$14,442	$177,703
Assumed Reinsurance (1)	1,831	$ 31,493	4,616	—	27,098	—	23,295	1,633	2,517	30,500
Other	—	—	—	—	—	34,152	—	—	—	—
Total	$18,124	$433,541	$56,996	$ —	$176,502	$34,152	$152,602	$19,524	$16,959	$208,203

(1) Assumed reinsurance excludes amounts received under fronting arrangements.

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Corporate Information

NATIONAL HEADQUARTERS

SCPIE Holdings Inc.
1888 Century Park East, Suite 800
Los Angeles, CA 90067-1712
310/551-5900
800/962-5549
scpie@scpie.com
www.scpie.com

SECURITIES LISTING

The common stock of SCPIE Holdings Inc. is traded on the New York Stock Exchange under the symbol SKP. Most newspaper stock tables list the company's stock as SCPIE.

ANNUAL MEETING

Thursday, May 15, 2003, 3 pm
The Century Plaza Hotel
2025 Avenue of the Stars
Los Angeles, CA 90067

FORM 10-K

Additional copies of the Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission, are available upon written request from:

Howard M. Bender
Vice President, Communications
SCPIE Holdings Inc.
1888 Century Park East, Suite 800
Los Angeles, CA 90067-1712

In addition, the Annual Report on Form 10-K is available on SCPIE's website at www.scpie.com.

TRANSFER AGENT AND REGISTRAR

If you have questions about your dividends or stock certificate, or if you need to transfer your shares or change the name in which they are registered, please contact:

Mellon Investor Services LLC
PO Box 3315
South Hackensack, NJ 07606-1915
or
85 Challenger Road
Ridgefield Park, NJ 07660
800/953-2491
201/329-8660 (Foreign Stockholders)
www.melloninvestor.com

INDEPENDENT AUDITORS

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, CA 90017
213/977-3200

LEGAL COUNSEL

Latham & Watkins LLP
701 B Street, Suite 2100
San Diego, CA 92101-8197
619/236-1234

INVESTOR RELATIONS

Information may be requested through our website's Financial Information section at www.scpie.com, via e-mail (scpie@scpie.com), or by telephoning our Stockholder Relations Department (800/806-2677). Additional copies of the Annual Report are available upon request.

Our liaison with the investment community is facilitated by:

Cecilia A. Wilkinson
PondelWilkinson MS&L
6500 Wilshire Boulevard, Suite 1900
Los Angeles, CA 90048
323/866-6060
investor@pondel.com

STOCK AND DIVIDEND DATA

For every quarter in 2002 and 2001, SCPIE Holdings Inc. paid a dividend of $.10 per common share. The approximate number of stockholders of record on December 31, 2002, was 5,500.

2002	High	Low
Market Price		
First Quarter	29.43	16.98
Second Quarter	16.70	6.08
Third Quarter	6.02	3.80
Fourth Quarter	7.15	4.00

2001	High	Low
Market Price		
First Quarter	29.57	20.20
Second Quarter	21.00	17.90
Third Quarter	21.50	15.26
Fourth Quarter	29.25	15.49


THE
scpie
COMPANIES

SCPIE Holdings Inc. | SCPIE Indemnity Company
American Healthcare Indemnity Company American Healthcare Specialty Insurance Company
SCPIE Financial Limited SCPIE Insurance Services, Inc. SCPIE Management Company
SCPIE Management Services, Inc. SCPIE Re Management, Inc. SCPIE Underwriting Limited


scpie
HOLDINGS INC.

NATIONAL HEADQUARTERS

SCPIE Holdings Inc.
1888 Century Park East, Suite 800
Los Angeles, CA 90067-1712

310/551-5900
800/962-5549
www.scpie.com